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TABLE OF CONTENTS
Index to Consolidated Financial Statements

As filed with the Securities and Exchange Commission on July 26, 2004

Registration No. 333-115914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DISPLAYTECH, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3674	84-0986353
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2602 Clover Basin Drive
Longmont, Colorado 80503
(303) 772-2191
(Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

Richard D. Barton
President and Chief Executive Officer
Displaytech, Inc.
2602 Clover Basin Drive
Longmont, Colorado 80503
(303) 772-2191
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

James H. Carroll, Esq. Faegre & Benson LLP 1900 Fifteenth Street Boulder, Colorado 80302 Phone: (303) 447-7700 Fax: (303) 447-7800	Jeffrey A. Sherman, Esq.
Nathaniel G. Ford, Esq.
Michael M. McGawn, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203-4532
Phone: (303) 607-3500
Fax: (303) 607-3600	Guy N. Molinari, Esq. Alexander N. Gordon, Esq. Heller Ehrman White & McAuliffe LLP 120 West 45th Street New York, New York 10036 Phone: (212) 832-8300 Fax: (212) 763-7600

        Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated July 26, 2004

3,600,000 Shares

Common Stock

        We are selling 3,600,000 shares of common stock. This is an initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. See "Underwriting" for discussions of the factors considered in determining the initial public offering price. We have applied to have the shares approved for quotation on the Nasdaq National Market under the symbol "LCOS." We currently estimate that the initial public offering price of our common stock will be between $10.00 and $12.00 per share.

        Our business and an investment in our common shares involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 8 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to Displaytech	$	$

        The underwriters may also purchase up to 540,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments.

        The underwriters expect to deliver the shares in New York, New York on            , 2004.

Allen & Company LLC	SG Cowen & Co.
Needham & Company, Inc.
C.E. Unterberg, Towbin

                        , 2004

DisplayTECH®

Superior Image Quality

EVF/LCD
MENU
KYOCERA
DISPLAY
SD

Displaytech LV311

Displaytech FLCOS microdisplays have high fill factor and each pixel displays the exact desired color. The result is a high quality image with excellent data and color reproduction.

Standard TFT-LCD

Other display technologies utilize separate red, green, and blue dots to form each pixel. The resulting image appears darker with a clear loss of image definition compared to the LV311.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Capitalization
Dilution
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Executive Compensation
Principal Stockholders
Certain Relationships and Related Party Transactions
Description of Capital Stock
Shares Eligible for Future Sale
U.S. Federal Tax Considerations for Non-U.S. Holders
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index to Consolidated Financial Statements

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        We own federal trademark registrations for the marks Displaytech® and our logo. We also have registered the trademark "Displaytech" in Japan and the European Union. This prospectus also contains trademarks and service marks belonging to other entities.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and related notes appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus. All references in this prospectus to the number of shares of common stock have been retroactively adjusted to reflect a one-for-fifteen reverse split effected on March 3, 2004. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. Displaytech, Inc. is referred to in this prospectus as "our company," "we," "our" and "us."

Our Company

        We design, develop and market microdisplays used today primarily as electronic viewfinders in digital still cameras and video camcorders. Microdisplays are an emerging display technology based on very small display panels that are magnified or projected through the use of optics. Our microdisplays combine our proprietary ferroelectric liquid crystal, or FLC, chemical mixtures with commercially available silicon to create ferroelectric liquid crystal on silicon, or FLCOS, technology. The highly controllable optical properties of our FLC mixtures offer an image quality in the viewfinder of digital still cameras and video camcorders that we believe to be superior to other available electronic viewfinders. Our viewfinders also have several advantages over standard optical viewfinders, including the ability to properly frame images on the viewfinder of a camera with high optical zoom. Additionally, our microdisplays incorporate proprietary controller and interface features that provide our customers with a solution that is small in size, competitively priced, low in voltage, and our microdisplays are easy to use because they do not require external interface electronics. Many of the leading digital still camera and video camcorder brands use or have used our microdisplays in their electronic viewfinders, including Hewlett-Packard, Kodak, Kyocera and Sony. Our microdisplays are used only in the electronic viewfinders featured in our customers' products and not in the flat-panel displays that are included in most digital still cameras and video camcorders.

        We have formed strategic manufacturing and distribution relationships to create a high volume manufacturing supply chain and to concentrate our resources on further developing our proprietary FLCOS technology and new products. Through this proven manufacturing approach and process, we have delivered over five million microdisplays to leading digital still camera and video camcorder manufacturers since we began production of electronic viewfinders in December 2000.

        Advances in display technologies have resulted in a number of major industry transitions, such as the transition from cathode-ray tube televisions to flat panel liquid crystal and plasma displays. Microdisplays are driving similar transitions in a number of display applications as emerging display technologies such as FLCOS begin to penetrate commercial products. According to Stanford Resources, an independent provider of research on the display sector, the worldwide market for microdisplays will grow from approximately $850 million, or approximately 19 million units shipped, in 2002 to approximately $2.1 billion, or more than 48 million units shipped, in 2008.

        According to Techno Systems Research, a marketing research company based in Japan, the combined shipments of digital still camera and video camcorder units will grow from 61.3 million in 2003 to approximately 113 million in 2007. Although the video camcorder market, which accounted for 14.3 million shipments in 2003, is a stable market characterized by slow growth, the digital still camera market is one of the fastest growing consumer electronic product segments. According to Techno Systems Research, over 47 million digital still cameras were shipped worldwide in 2003, a 74% increase over 2002 shipments. By 2007, Techno Systems Research expects this amount to grow to approximately 94 million digital still cameras shipped. We believe demand for enhanced features in digital still cameras, including greater optical zoom characteristics, higher image sensor resolution and smaller form factors, have caused standard optical viewfinders to become inadequate for use in many digital still cameras. We believe that both the growth in the digital still camera market and the increasing adoption of electronic viewfinders in that market represents a significant opportunity for us.

Our Solution

        We have applied our expertise in FLC materials, semiconductor design, magnification optics and display illumination, along with our manufacturing knowledge, to incorporate the chemical and physical advantages of FLCs into high performance microdisplay solutions that deliver the following benefits to our customers compared to alternative technologies:

        High Quality Images.    We believe our proprietary reflective FLCOS solutions offer higher quality images than competing microdisplay technologies. The physical and chemical properties of FLCs provide advantages over other liquid crystals, most notably greater pixel fill factor, which refers to the percentage of the display surface that shows color. Our technology illuminates all of the single picture elements, or pixels, in our displays by rapidly sequencing through red, green and blue images. Therefore, each pixel can show the exact desired color across the entire pixel. Our FLC technology can rapidly sequence through color images because it switches up to 100 times faster than competing liquid crystal technologies. Competing technologies form a single pixel using a triad of red, green and blue dots that are surrounded by non-illuminated circuitry, resulting in only a fraction of the display being illuminated. With our approach to generating color, our microdisplays have a pixel fill factor that exceeds 90%. Competing technologies, because of their color triad, have pixel fill factors of less than 50%. Accordingly, we believe our microdisplays produce a much clearer picture.

        Easy Product Integration and Rapid Time to Market.    We provide a complete system-level solution that incorporates the display device, video interfaces, light sources and other subcomponents in a single integrated package. Competing products often require external components such as additional integrated circuits. Adding integrated circuits to a design often increases the complexity of the design task.

        Scalable Technology.    Our FLCOS technology is based on standard commercially available complementary metal oxide semiconductor, or CMOS, technology. CMOS is the dominant semiconductor technology for microprocessors, memories and many other integrated circuits and is generally characterized by rapid technological improvement. Our FLCOS technology benefits from improvements in CMOS technology, allowing us to continually improve the price and performance of our products through the evolution of standard silicon process geometry.

Our Strategy

        Our goal is to be the leading provider of high quality microdisplays to consumer electronics companies by using our proprietary FLC technology and our expertise in semiconductor design, magnification optics and display illumination. The principal elements of our strategy are to:

        Expand Our Sales to New and Existing Customers.    Our immediate goal is to become the primary supplier of microdisplays to each of the major digital still camera and video camcorder companies. Eight of the nine top digital still camera manufacturers evaluated our next generation color electronic viewfinder for mid-range digital still cameras for use in their 2004 and 2005 camera models. During the second quarter of 2004, one manufacturer began shipping cameras employing this product, and we began shipping production volumes of the product to a second manufacturer for use in one of its new camera models.

        Strengthen Relationships with Key Customers.    We have invested in sales support and technical support operations in Japan, where the majority of our customers are located. Therefore, we believe we can be very responsive to our existing and prospective customers' needs. We also have established an in-house customer support engineering group at our U.S. facility that assists our customers with mechanically integrating our electronic viewfinders into their products.

        Leverage Our Outsourced Business Model to Further Improve Cost Competitiveness.    By outsourcing manufacturing, we believe we are able to take advantage of lower cost production regions and established manufacturing facilities that others own and operate. In addition, by using standard commercially available CMOS technology, we are able to benefit from the semiconductor industry's economies of scale. We believe that by using this approach, we can rapidly grow our business by reducing our capital and operating requirements and focusing our resources on product development.

        Expand Our Electronic Viewfinder Products and Pursue New Applications.    Our current electronic viewfinder products address the mid-range digital still camera market and the video camcorder market. The mid-range digital still camera market includes cameras with an average selling price of $500 and image sensors in the 3 to 6 megapixel range. We expect that the mid-range digital still camera market will make up approximately 40% of the total market for digital still cameras in 2004. We also currently ship a monochrome electronic viewfinder to video camcorder manufacturers. We expect that approximately 30% of video camcorders will ship with monochrome electronic viewfinders in 2004. We have demonstrated a new electronic viewfinder targeting the compact digital still camera and color video camcorder markets, and we expect to begin volume shipments in late 2004. We are also developing a product to address the high-end digital still camera market. Over time, we intend to apply our FLC technology in other display and non-display applications, including miniature projection, heads-up and head-mounted displays as well as optical write heads for optical data storage drives that utilize holographic recording.

        Maintain Our Technology Leadership Through Continuous Innovation.    We believe that our proprietary FLCOS technology provides critical competitive advantages, and we expect to continue to invest in research and development to extend our technology leadership while vigorously protecting our intellectual property. We have also focused on enhancing the architecture and design of the silicon integrated circuit that acts as the electronic controller behind our microdisplay products in order to continue to provide additional features and enhance performance.

Recent Developments

        Our second quarter ended on June 30, 2004. Our preliminary unaudited financial information for the three and six months ended June 30, 2003 and 2004 are set forth in the table below. The unaudited financial information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of this information. The results of operations for the three and six months ended June 30, 2003 and 2004 are not necessarily indicative of the results to be expected for the entire fiscal year.

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2004	2003	2004
	(in thousands)
Total revenue	$5,526	$8,167	$12,121	$18,594
Gross profit	565	946	1,311	1,981
Operating costs and expenses, excluding non-cash compensation expense	2,421	2,716	4,797	5,276
Non-cash compensation expense	—	4,701	—	4,701
Net loss	(2,150)	(6,789)	(4,070)	(8,609)

        For the three months ended June 30, 2004, our revenue increased approximately 48% from the comparable period in 2003 due to a 66% increase in unit volume sales of microdisplays for video camcorders to our largest customer. For the six months ended June 30, 2004, our revenue increased approximately 53% from the comparable period in 2003 due to an 84% increase in unit volume sales of microdisplays for video camcorders to our largest customer. Our revenue for the second quarter of 2004 decreased 22% from the first quarter of 2004 from $10.4 million to $8.2 million. This decrease in revenue is due primarily to seasonality that we typically experience during the second quarter of each year. Due to an accelerating shift in the video camcorder market toward the use of color viewfinders, we anticipate that the revenue we generate from sales of our black and white microdisplays will decline in future periods. In the second quarter of 2004, one video camcorder manufacturer has selected our newest color microdisplay for use in a camera model that is in development, which may result in revenue from the sale of our color microdisplays for use in video camcorders in future periods.

        Our results for the three and six months ended June 30, 2004 include $4.7 million of non-cash stock-based compensation expense. On April 16, 2004, we issued 1,225,753 new employee stock options to our employees and management at an exercise price of $3.43 per share. We will recognize an additional $4.6 million of non-cash stock-based compensation expense on an accelerated basis over three years in connection with this issuance.

Corporate Information

        We incorporated in Colorado in 1984. We reincorporated in Delaware in May 2004 by merging into our wholly owned subsidiary formed solely for that purpose. Our principal executive offices are located at 2602 Clover Basin Drive, Longmont, Colorado 80503. Our telephone number at that location is (303) 772-2191. Our website address is www.displaytech.com. This is a textual reference only. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Common stock offered by us	3,600,000 shares
Common stock to be outstanding after the offering	10,658,881 shares
Use of proceeds
We will use approximately $12.2 million of the net proceeds of this offering to repay all amounts outstanding under a convertible promissory note issued to Hewlett-Packard Company, and the remaining net proceeds for payment of accrued royalties, development of our products and supply chain, working capital and general corporate purposes. See "Use of Proceeds" for more information.
Proposed Nasdaq National Market symbol	LCOS

  The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of June 30, 2004 and excludes:

  •
  18,467 shares of common stock issuable upon exercise of options outstanding under our 1988 Incentive Stock Option Plan, 1,296,659 shares of common stock issuable upon exercise of options outstanding under our 1998 Stock Incentive Plan and 4,269 shares of common stock issuable upon exercise of additional options outstanding outside of our plans, at an aggregate weighted average exercise price of $9.98 per share;

  •
  321,452 shares of common stock issuable upon conversion of the $3.5 million principal amount subordinated convertible promissory notes issued on May 24, 2004, plus accrued interest, at a conversion price equal to an assumed initial public offering price of $11.00 per share;

  •
  851,536 shares of common stock reserved for future issuance under our 1998 Stock Incentive Plan, of which options to purchase 329,000 shares of common stock are proposed to be issued at an exercise price equal to the price per share of our common stock sold in this offering; and

  •
  19,285 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $87.25 per share.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  no exercise of the underwriters' over-allotment option; and

  •
  no outstanding options have been exercised since June 30, 2004.

Summary Consolidated Financial Data
(In thousands, except share and per share data)

        The following table summarizes our consolidated financial data for the periods, and as of the dates, indicated. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical and adjusted results presented here are not necessarily indicative of future results.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
						(Unaudited)
Consolidated Statement of Operations Data:
Total revenue	$5,264	$2,460	$19,125	$13,913	$26,679	$6,595	$10,427
Cost of sales	5,734	5,160	30,068	13,237	23,617	5,849	9,392
Gross profit (loss)	(470)	(2,700)	(10,943)	676	3,062	746	1,035
Operating costs and expenses:
Sales, general and administrative	8,145	11,834	5,654	6,000	3,855	1,035	1,085
Research and development	5,028	9,589	9,726	5,875	5,984	1,341	1,475

Total costs and operating expenses	18,907	26,583	45,448	25,112	33,456	8,225	11,952

Loss from operations	(13,643)	(24,123)	(26,323)	(11,199)	(6,777)	(1,630)	(1,525)

Total other income (expense)(1)	(797)	(741)	(977)	(1,112)	(1,056)	(290)	(295)

Net loss	$(14,440)	$(24,864)	$(27,300)	$(12,311)	$(7,833)	$(1,920)	$(1,820)

Deemed dividend from beneficial conversion feature of preferred stock	—	—	—	—	—	—	(9,187)
Preferred stock dividend requirement	—	(64)	—	—	(2,449)	—	(646)

Net loss attributable to common stockholders	$(14,440)	$(24,928)	$(27,300)	$(12,311)	$(10,282)	$(1,920)	$(11,653)

Net income (loss) per share:
Basic and diluted	$(115)	$(193)	$(295)	$(1,758,717)	$(604,850)	$(112,947)	$(685,468)

Pro forma(2)	—	—	—	—	$(4.52)	—	$(1.65)

Shares used in computing net income (loss) per share:
Basic and diluted(3)	125,653	128,875	92,577	7	17	17	17

Pro forma(2)	—	—	—	—	2,273,026	—	7,058,900

	As of March 31, 2004
	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)
	(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,662	$6,162	$28,182
Total assets	4,997	8,497	30,518
Long term obligations	14,505	18,005	3,588
Redeemable preferred stock	88,818	—	—
Total stockholders' equity (deficit)	(20,552)	(20,552)	17,259

(1)
Includes accrued expenses of $225,000 for the three-month periods ended March 31, 2003 and 2004, $593,000 for the year ended December 31, 1999 and $900,000 for each of the years ended December 31, 2000, 2001, 2002 and 2003 relating to the accrual of interest on a convertible promissory note issued to Hewlett-Packard.

(2)
The pro forma shares used in calculating pro forma net loss per share for the three-month period ended March 31, 2004 assume the conversion of the following preferred stock outstanding: 259,988 shares of Series B preferred stock converted into 243,744 shares of common stock, 255,701 shares of Series E-B preferred stock converted into 211,622 shares of common stock, 143,856 shares of Series D preferred stock converted into 174,369 shares of common stock, and 186,785 shares of Series E-D preferred stock converted into 226,404 shares of common stock. The calculation also assumes the conversion as of January 1, 2004 of 78,828 shares of Series E-1 preferred stock into 78,828 shares of Series F preferred stock and further conversion thereof into 1,663,930 shares of common stock, $1,500,000 of debt converted to 15,160 shares of Series G preferred stock and further conversion thereof to 4,517,954 shares of common stock, and 70 shares of Series G preferred stock converted into 20,860 shares of common stock.

The pro forma shares used in calculating pro forma net loss per share for the year ended December 31, 2003 assume the conversion of the following preferred stock outstanding: 259,988 shares of Series B preferred stock converted into 243,744 shares of common stock, 255,701 shares of Series E-B preferred stock converted into 211,622 shares of common stock, 143,856 shares of Series D preferred stock converted into 174,369 shares of common stock, and 186,785 shares of Series E-D preferred stock converted into 226,404 shares of common stock. The calculation also assumes the conversion as of February 11, 2003 of 78,828 shares of Series E-1 preferred stock into 78,828 shares of Series F preferred stock and further conversion thereof into 1,663,930 shares of common stock, and the conversion as of December 31, 2003 of $1,500,000 of debt converted to 15,160 shares of Series G preferred stock and further conversion thereof to 4,517,954 shares of common stock.

The calculation of pro forma net loss per share presented does not conform to generally accepted accounting principles; however, we believe this presentation more accurately reflects the loss incurred by the current stockholders.

The pro forma calculation is described below:

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
	(Unaudited)
Net loss attributable to common stockholders	$(10,282)	$(11,653)

Weighted average common shares outstanding	17	17
Common stock issuable upon assumed conversion of outstanding preferred shares	2,273,009	7,058,883

Total shares assumed outstanding used in computing pro forma net loss per share	2,273,026	7,058,900

Pro forma net loss per share	$(4.52)	$(1.65)

(3)
In September 2001, 128,875 shares of common stock were converted to 259,598 shares of Series B preferred stock.

(4)
Pro forma consolidated balance sheet data to give effect to:

•
the conversion of all outstanding shares of Series B preferred stock, Series D preferred stock, Series E-B preferred stock, Series E-D preferred stock, Series F preferred stock and Series G preferred stock into 7,058,883 shares of common stock on May 10, 2004; and

•
the sale of $3.5 million principal amount of subordinated convertible promissory notes on May 24, 2004.

(5)
Pro forma as adjusted consolidated balance sheet data to give effect to the sale by us of 3,600,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the receipt of the estimated net proceeds of the offering of $35.2 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of $13.2 million of indebtedness and accrued royalties outstanding as of March 31, 2004.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

        We have experienced significant and continuing losses, and we may never achieve profitability.

        We had net losses attributable to common stockholders of $27.3 million in 2001, $12.3 million in 2002, and $10.3 million in 2003. We have incurred net losses in each fiscal quarter since commencing operations. We may never achieve profitability or maintain profitability, if achieved, on a consistent basis. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our gross profit does not grow to offset these expected increased expenses, we will continue to experience losses. Furthermore, we have recognized expenses in connection with recent stock option issuances and preferred stock financings and will recognize additional expenses in connection with recent stock option issuances to reflect the difference between the exercise price of these options or the conversion price of the preferred stock and the fair value of the underlying common stock. Reporting these charges will increase the size of the net loss we report in future periods.

        A limited number of camera manufacturers are currently using our products. The loss of, or a significant reduction in business from, any of these manufacturers would materially harm our business and results of operations, and our future prospects depend substantially on expanding our customer base.

        Substantially all of our current revenues are attributable to a limited number of manufacturers, and for the six months ended June 30, 2004, sales attributable to Sony (through Miyota, Inc.) accounted for approximately 85% of our revenue. We do not generally obtain long term purchase commitments from any of our customers, and our significant customers may elect to purchase viewfinders from our competitors or develop their own viewfinders for future models. The loss of sales to one or more significant customers, or our failure to collect receivables due from a major customer in a timely manner, would have a material adverse effect on our results of operations. In addition, the delay or termination of a significant customer's new product launch would harm our business, revenue and operating results. Due to an accelerating shift in the video camcorder market toward the use of color viewfinders, we anticipate that the revenue attributable to Sony from sales of our black and white microdisplays will decline in future periods. If we are unable to expand our customer base or maintain current levels of sales of our electronic viewfinders to our primary customers, our results of operations will suffer.

        We depend on sales of a small number of products, and the absence of continued market acceptance of these products could harm our business.

        We derive a substantial portion of our revenue from a small number of microdisplay products used in digital still cameras and video camcorders, and we expect to continue to derive a substantial portion of our revenue from these or related products in the near term. In particular, our black and white microdisplays used as electronic viewfinders in video camcorders represented approximately 84% of our total revenue in the three months ended March 31, 2004 and 71% of our total revenue in the year ended December 31, 2003. The prices and profit margins of our current black and white electronic viewfinder product for video camcorders are likely to decline, which will likely adversely affect our future operating results. In addition, we believe that video camcorder manufacturers are beginning to shift from using black and white electronic viewfinders to using color electronic viewfinders. Further, the digital still camera market is newer and evolving, and we have only served the digital still camera market for a short time. Continued market acceptance of our products, particularly our digital still camera products, and the development of a market for our color electronic viewfinder products for use in video camcorders are critical to our future success and may be difficult to achieve.

        Our business depends highly on the digital still camera and video camcorder markets, which are characterized by intense competition, changing consumer preferences, short product lifecycles and seasonal fluctuations in demand, any of which could negatively impact our business or results of operations.

        The digital still camera and video camcorder markets are characterized by intense competition among a concentrated group of manufacturers, rapidly evolving technology and changing consumer preferences. These factors result in the frequent introduction of new products, short product life cycles, continually evolving product specifications and significant price competition. If we or our customers are unable to manage product transitions, it would negatively affect our business and results of operations. For instance, the introduction of digital still cameras without viewfinders, which rely solely on the back panel display to frame the picture, or the widespread adoption of single-lens-reflex digital still cameras, in which an optical viewfinder is designed to look through the camera lens to provide accurate, high-zoom image framing, may adversely impact the continued adoption of electronic viewfinders in digital still cameras.

        Demand for our products is typically stronger in the second half of the year than the first half of the year, and, therefore, our business is likely to be subject to seasonality and varying order patterns. Further, we believe that digital still camera and video camcorder manufacturers have inaccurately forecasted consumer demand in the past, which has led to significant changes in order volumes from their component suppliers.

        During our limited operating history, we have experienced both increases and decreases in orders within the same quarter with limited advance notice, and we expect such increases and decreases to occur in the future. Our recent growth in revenue makes it difficult for us to assess the impact of seasonal factors on our business. If we or our customers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, it would adversely affect our revenue from such products, and this may damage our reputation with our customers. Conversely, if our customers overestimate consumer demand, they may reduce their orders or delay shipments of our products from amounts forecasted, and it would likely adversely affect our revenue in a particular period.

        Our operating results have fluctuated in the past, and continuing fluctuations may result in volatility in our stock price.

        Our operating results may vary significantly from quarter to quarter, in part because of the costs associated with unexpected changes to our products, personnel, product delivery dates and order size. For instance, since January 1, 2002, our net loss has varied from $1.7 million in the fourth quarter of 2003 to $3.4 million in the first quarter of 2002. Over the same period, our revenue has varied from $10.4 million in the first quarter of 2004 to $2.4 million in the first quarter of 2002. The risk of fluctuations in our operating results may be exacerbated because we generate revenue primarily from sales to a few key customers. Our operating results for any particular quarter are not necessarily indicative of any future results. Also, the uncertainties associated with new product introductions and market trends may limit our ability to accurately forecast our results of operations. Material fluctuations downward in our revenue, gross margins, net income or other financial performance measures may result in declines in our stock price.

        If we fail to develop new products in a timely manner, our business could suffer.

        We currently only offer two microdisplay products, and our future growth depends on our ability to diversify our product line. We may encounter difficulties in launching new products that we did not anticipate in the development stage. Our development schedules for new or improved products are inherently difficult to predict and are subject to change as a result of shifting priorities in response to customers' requirements and competitors' new product introductions. If our research and development activities do not result in successful commercialization of new products, we may not be able to compete effectively in our chosen markets.

        We also intend to develop products for non-display applications. These development efforts are in their early stages, and we cannot determine if our research efforts will lead to commercially viable products. Therefore, we may not be able to recoup our investment in these research and development activities.

        We currently depend on a single third-party manufacturer to produce our products, and if that manufacturer is unable or unwilling to deliver our products, our business will suffer.

        We have an exclusive manufacturing contract with Miyota, which has a single manufacturing line in Japan dedicated to our microdisplays. Miyota produces all of the microdisplays we sell at this facility. If for any reason, Miyota does not manufacture our products in a timely manner in the volumes and of the quality we require, or at all, it would significantly impair our ability to deliver products to our customers. Miyota may also not have sufficient capacity to increase production if demand for our products is greater than we anticipate. Moreover, Miyota has manufacturing contracts with companies that are much larger than we are and whose production needs are much greater than ours. As a result, Miyota may choose to devote additional resources to manufacturing products other than ours if its capacity is limited. Any of these factors would impair our ability to deliver our products in a timely fashion, which would adversely affect our revenue and could cause us to lose market share. Having a third-party manufacturer may also increase the risk of misappropriation of our intellectual property. In addition, some camera manufacturers may be reluctant to commit to use our microdisplays in a broad line of their products without a second production facility in place, which may make it difficult for us to compete in our chosen markets.

        The loss of either of our distributors would have a material adverse affect on our results of operations.

        We rely on two strategic partners for distribution of our products. Miyota distributes our video camcorder microdisplays, and Nissho Electronics distributes our microdisplays in Japan to manufacturers of digital still cameras. If one or both of these sales channels become unavailable to us, it would adversely affect our ability to distribute our products to our customers. Moreover, we work closely with our distributors and consider them to be our strategic partners, and as a result our operations have become closely integrated with our existing distributors. The time and costs involved in replicating this structure with other distributors may discourage us from pursuing alternative sales channels that might otherwise have provided us an opportunity to generate additional revenue.

        We do not sell any products to end-users and depend on the success of our customers' products and our ability to meet their needs.

        We do not sell any products to end-users. Instead, we design and develop microdisplay products that our customers incorporate into their digital still cameras and video camcorders. This subjects us to the same risks that our customers face. If our customers delay product launches, suspend production or discontinue camera models that use our products, whether as a result of market conditions, financing concerns, problems with other component suppliers or other factors, it will impair our sales. For instance, one of our significant customers recently suspended production of a digital still camera that uses our viewfinder, which has adversely affected our shipping volumes and revenues.

        In addition, selling to manufacturers means our business depends on the following:

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  our success in maintaining customer satisfaction with our products;

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  our ability to match our manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;

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  our ability to satisfy customer order patterns, changes in order mix and the level and timing of orders placed by customers; and

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  our ability to manage the seasonal nature of the industries and markets we serve.

        If we fail to adequately manage these elements of our business, it may be difficult for us to build market share. Our success also depends on the widespread market acceptance of our customers' products. Any significant slowdown in the demand for our customers' products would adversely affect our business.

        Our intended customers may have to modify their product designs to use our products and may elect to use competing products instead, which would adversely affect our results of operations.

        In order to realize the benefits of the microdisplays we develop, our customers may have to modify their existing product designs. We believe that manufacturers will be motivated to modify or introduce new products only after long design and development periods that could require significant marketing and sales efforts by us. We expect to incur substantial expenses in connection with those sales efforts and anticipate that our customers will accept microdisplays using our FLC technology only if we can demonstrate that our microdisplays have superior performance characteristics to other alternatives and can be offered at competitive prices and at high volumes.

        Many portable consumer electronic devices, including video camcorders and digital still cameras, have two displays for viewing images, an electronic viewfinder and a flip-out or flat panel display. We provide only the microdisplay that is used as the electronic viewfinder, and our customers must buy the flip-out or flat panel display from another vendor, who may compete with us. Our competitors may offer both displays, and our customers may prefer to use a single-source provider for their displays. If we are unable to offer displays with sufficient performance advantages over other displays to justify the additional cost of buying individual components versus a bundled solution, or if our customers cannot procure cost efficient interface electronics with which to run our displays, we may lose market share or be unable to grow our business which, in turn, would adversely affect our ability to become profitable.

        We are subject to lengthy development periods and product acceptance cycles, which could cause difficulty in accurately projecting revenue or replacing lost business.

        Our customers determine during their product development programs whether to incorporate our microdisplay products or pursue other alternatives. This may require us to make significant investments of time and capital well before our customers introduce their products. We cannot be sure that we will generate any significant sales to our customers or recover our investment.

        During a customer's or potential customer's entire product development process, we face the risks that our products will fail to meet the customer's technical, performance or cost requirements. Also, a potential customer may use a competing product or alternative technology. Even if we offer products that are satisfactory to a customer, the customer may delay or terminate its product development efforts. The lengthy development period could also make it difficult to immediately replace an unexpected loss of existing business. The occurrence of any of these events would adversely affect our revenue.

        We do not have long-term purchase commitments from our customers, and our customers may cancel purchase orders or reduce or delay orders at any time without penalty. If they do so, it could adversely impact our revenue and results of operations.

        Substantially all of our sales are to customers in the consumer electronics industry, which is subject to severe competitive pressures, rapid technological change, product obsolescence, unforeseen increases in inventory and overhead risks. We believe that customers in this market generally do not enter into firm, long-term volume purchase commitments, and we typically operate our business on the basis of 90-day purchase orders that our customers can cancel or delay without penalty. As a result, customers may cancel purchase commitments or reduce or delay orders, and we would have no recourse against the customers. In the absence of a backlog of orders that our customers can only cancel with penalty, we plan production on the basis of internally generated forecasts of demand, which makes it difficult to accurately forecast revenue. The cancellation, delay or reduction of customer commitments would have an adverse impact on our revenue and could result in our holding excess or obsolete inventory. In addition, any decrease in our production volumes resulting from cancellation of orders will decrease our gross margins.

        The electronic viewfinder industry is highly competitive and concentrated, and we compete with one of our customers; therefore, competition in our industry may have a substantial negative impact on our business.

        We compete in our chosen markets against large multinational companies that are well established in those markets and have substantially greater financial and other resources than we do. Our principal competition comes from Sony and Sanyo Electric Co., Ltd. We believe that in 2003, Sony and Sanyo together served in excess of 80% of the worldwide market for electronic viewfinders for digital still cameras and video camcorders. It may be difficult for us to build market share against such large and established competitors, and our customers may be reluctant to rely on a relatively small company such as ours for a critical component. Sony (through Miyota) is also one of our significant customers, which may make it difficult for us to compete directly with Sony for sales of microdisplays to other digital still camera manufacturers, and our other customers may also compete with us in the future. Competitive market conditions may also require us to reduce product prices, and even if we lower our prices, our customers may choose competing products over ours. Accordingly, competition may decrease our sales or reduce our margins.

        We must contend with rapid technological change, and if we fail to respond to changes in our markets in a timely fashion, our ability to grow or maintain market share will suffer.

        The microdisplay industry is rapidly evolving, and future technological developments will affect it. Our ability to anticipate changes in technology and market and industry trends, as well as our ability to develop and introduce new and enhanced products in a timely fashion, will be critical factors in our ability to grow and to remain competitive. Alternative technologies may develop that materially reduce the demand for our products. If technological changes render our products uncompetitive or if our competitors develop superior products, particularly in the digital still camera market, our business will suffer. We cannot assure you that we will complete development of new products or that we will market any new product successfully. If we do not adequately respond to technological changes that impact our target markets, our business will not grow to the extent we expect, and we may lose market share.

        If our products do not achieve commercial success or widespread market acceptance, our results of operations will suffer.

        A key element of our current business involves the ongoing commercialization of our FLC microdisplay technology. Our products may not achieve widespread market acceptance. Some or all of our products may not achieve commercial success as a result of technological problems, competitive cost issues, yield problems or other factors. Even if we successfully introduce a new product, our customers may decide not to introduce or to terminate their products utilizing our products for a variety of reasons, including the following:

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  difficulties with other suppliers of components for their products;

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  superior technologies developed by their competitors;

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  lower pricing by their competitors;

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  the seasonal nature of the industries and markets we serve;

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  changes in consumer preferences;

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  lack of anticipated or actual market demand for our customers' products; and

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  unfavorable comparisons with products introduced by other consumer electronic manufacturers.

        If our products do not achieve commercial success or widespread market acceptance, our results of operations will suffer.

        Our products are complex and may require modifications to resolve undetected errors or failures, which could lead to an increase in our costs, a loss of customers, increased warranty claims or a delay in or loss of market acceptance of our products and a reduction in revenue.

        Our microdisplays are highly complex and may contain undetected errors or failures when we first introduce them. We generally warrant that our products will be free from defects for a period of twelve months from the date of purchase. If we deliver products with errors or defects, we may incur additional development, repair or replacement costs, and it could harm our credibility and the market acceptance of our products. Microdisplays are newly-developed products, and we do not have a significant history of actual consumer use of microdisplays in general or microdisplays using FLC technology. Therefore, we do not know for certain whether microdisplays will be reliable in the long-term. Also, despite testing by our contract manufacturer and us, we may not discover design and manufacturing defects in our microdisplays during the manufacturing and testing process, and we may only discover them after customers incorporate the finished microdisplays into their products. If we, our customers or end users were to identify errors or defects in our microdisplays after our customers have incorporated them into their products, we could experience a loss of or delay in revenue, loss of market share, loss of customers, damaged reputation, failure to achieve market acceptance, diversion of development resources or increased warranty, support and repair costs.

        Defects in our products could also lead to liability for defective products as a result of lawsuits against us or our customers and manufacturer. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

        Our microdisplays comprise only part of a complex digital still camera or video camcorder that our customers manufacture. As a result, our microdisplays must operate according to specifications with the other components in the digital still camera or video camcorder. If other components of the digital still camera or video camcorder fail to operate correctly with our microdisplays, we may be required to incur additional development time and costs attempting to optimize the interoperability of our microdisplays with the other components.

        We are the exclusive producer of the proprietary FLC materials used in our microdisplays, and we may not be able to deliver FLC materials to our contract manufacturers or to profitably manufacture these materials, either of which would harm our results of operations.

        We formulate and manufacture our proprietary FLC materials and mixtures used in our microdisplay products only at our Longmont, Colorado facility. We then ship these materials to Miyota, who incorporates them into our microdisplays and ships them to our customers. Our manufacturing operations in Colorado use certain equipment which, if damaged or otherwise rendered inoperable or unavailable, could result in the disruption of our manufacturing operations. If we cannot manufacture FLC materials and mixtures in our Colorado facility for an extended period of time for any reason, it would materially adversely affect our manufacturing operations in Colorado and Japan, which would harm our ability to sell our products and would adversely impact our competitive position.

        The processes for manufacturing our FLC microdisplay components are complex and unproven at the volumes and yields that we believe will be necessary to supply low cost microdisplays to our customers. We may experience problems in producing these materials on a large scale that we have not encountered in operating at lower volume levels, which may increase our costs, decrease our profit margins and may cause us to miss revenue opportunities.

        Our products might infringe on the patent rights of others, whether existing now or in the future, which could increase our costs or impede our ability to sell our products.

        Other parties have conducted research on or otherwise use aspects of FLC-based technology, microdisplays and related manufacturing processes. Some of these activities may have resulted in other parties developing intellectual property with which our products, technologies or processes may conflict and which may be patented or otherwise protected. Parties not currently known to us could use existing intellectual property rights or property rights they develop in the future to challenge the validity or limit the scope of our products or manufacturing processes, to limit our ability to obtain additional licenses and patents relating to our products or manufacturing processes, or as a basis for lawsuits alleging that our products or manufacturing processes infringe on their intellectual property rights. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. patent applications will eventually be issued with claims that our products or FLC technology will infringe. The defense of a patent suit would be costly and time consuming, even if the outcome were ultimately favorable to us. An adverse outcome in the defense of a patent suit could subject us to significant cost and could require our customers and us to cease selling our microdisplay products, to cease licensing our technologies or to require disputed rights to be licensed from third parties. Such licenses, if available, would increase our operating expenses.

        If we fail to adequately protect our intellectual property, it could adversely affect our competitive position.

        Our business and success materially depend on the protection afforded by the patents we own and the licenses we have obtained. Currently, we own 50 U.S. and twelve foreign patents covering FLC materials, devices and display systems. We also have 16 additional U.S. and nine foreign patent applications pending. However, our patent applications may not result in issued patents. We have a non-exclusive license to eight U.S. patents covering core aspects of FLC technology and an exclusive license to six patents covering other aspects of FLC technology. We also have a non-exclusive license relating to integrated circuit technology. We cannot assure you that our existing owned and licensed patents, or any other patents that may be granted, will be valid and enforceable or provide us with meaningful protection from competitors. Also, we may not have as much protection for our intellectual property rights in other countries as we have in the U.S., which could enable our competitors to manufacture and sell products in foreign countries that they could not manufacture and sell in the U.S. without violating our intellectual property rights. If our current or future patent rights are ineffective in protecting us against competitive products, whether infringing or non-infringing, or if existing licensing arrangements prove insufficient to provide access to intellectual property owned by or shared with others, it could materially adversely affect our marketing efforts and future revenue. Moreover, if a competitor were to infringe our patents, the cost of enforcing our patent rights may be substantial or even prohibitive.

        We rely upon trade secrets, technical know-how and other unpatented proprietary information related to materials formulation, product development and manufacturing activities. Having a third-party manufacturer may increase the risk of misappropriation of our intellectual property. The agreements we use to try to protect our intellectual property may not effectively prevent unauthorized disclosure of our confidential information. The other parties to these agreements may breach the agreement, and we may not have adequate remedies for any breach. As a result, our trade secrets and proprietary know-how may become known, or others may independently discover them.

        We must finance the growth of our business and the development of new products, which may increase our costs or dilute our existing stockholders.

        The market for electronic viewfinders is rapidly evolving and to remain competitive in this market we must continue to make significant investments in research and development, equipment and facilities. We may experience higher fixed costs and operating expenses related to these investments, and if we fail to sufficiently increase our revenue to offset any such increased costs, it will adversely affect our operating results. We may also require additional financing to achieve the growth that we plan for our business, and we cannot predict the timing, terms or availability of such financing. If financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired, and our operating results may suffer. Debt financing would increase our expenses, and the terms of any debt financing would generally require that we repay creditors regardless of our operating results. Equity financing could result in additional dilution to existing stockholders and may involve issuing securities with rights and preferences that are senior to our common stock.

        We depend on a limited number of principal suppliers. This increases the risk of an interruption in our manufacturing operations, which could adversely affect our business.

        We presently purchase our principal raw materials, which include silicon wafers, coated glass substrates and FLC precursor and component materials, from a limited number of suppliers. We may not be able to continue to obtain desired quantities of all or any of our raw supplies on a timely basis at prices and on terms we deem reasonable. If we were unable to continue to acquire those materials at substantially comparable quality, at substantially comparable prices and on substantially similar terms as those that our principal suppliers presently make available to us, it would materially and adversely affect our business.

        Problems with silicon integrated circuit manufacturing could result in quality control challenges, higher operating costs and could impair our ability to meet customer demand for our products.

        If the manufacturers of the silicon integrated circuits used in our microdisplays cannot achieve expected yields on time and in the volumes we request, we may incur higher per unit costs and reduced product availability. Any reduction in our ability to timely deliver products to customers could adversely affect our customer relations and make it more difficult to sustain and grow our business. Silicon integrated circuit yields are a function of both our design technology and the particular manufacturing process technology employed by the manufacturer. Low yields may result from design errors or manufacturing failures in new or existing products. The foundries we use do not provide warranties relating to the silicon components they provide to us, and accordingly, we will not have recourse against the foundries if there are problems with these components. Miyota performs a final test of our products after it assembles them, as their optical nature makes earlier testing difficult and expensive. As a result, we may not identify any problems with our products until our products are well into our production process. The risks associated with low yields are exacerbated because we rely on third-party offshore foundries for our wafers, which increases the effort and time required to identify, communicate and resolve manufacturing yield problems.

        We depend on key personnel, and if we are not able to attract and retain key management and scientific personnel, our business may suffer.

        Our future success and profitability substantially depend on the performance of our senior executives. Except for our Vice President Sales—America and Europe, we do not have employment agreements with any of our employees, including our senior executives, and we do not have key person life insurance policies on any member of our management team. Our future growth will also depend on our ability to attract and retain additional qualified management, technical, scientific and supervisory personnel. Because of our location and the nature of our business, we will likely experience significant competition for qualified management, technical, scientific and supervisory personnel. We cannot assure you that we will be successful in hiring or retaining the personnel we require for continued growth.

        Under our business model, we establish and maintain strategic relationships in order to manufacture and distribute our products. If we are not able to establish or maintain such relationships, or if our strategic partners do not perform at the level we expect, it will harm our business.

        Because we attempt to minimize our operating costs by focusing on research and development, an important part of our business strategy is to enter into strategic relationships with other companies to manufacture and distribute products to a larger customer base than we believe we can reach through our efforts alone. We have entered into an agreement with Miyota to be the exclusive manufacturer of our microdisplays and to purchase the microdisplays for resale as Miyota's private-label products in video camcorders in Japan. Additionally, we have entered into a distribution agreement with Nissho Electronics under which they exclusively purchase and sell our microdisplays to our digital still camera customers in Japan. We may not be able to enter into additional strategic relationships or to maintain our existing strategic relationships on suitable terms.

        We depend on our strategic relationships to develop, manufacture and sell our products in a timely manner. Our development relationships often involve the proposed development by one or both parties of new products that involve significant technological challenges. Delays in development could impair the relationship with our strategic allies and negatively impact sales of the products under development. If we were unable to maintain our existing strategic relationships with respect to the development, manufacture and distribution of our products, we would be required to devote substantially more resources to the development, manufacture and distribution of our products and would not receive the product development, customer introductions and co-marketing benefits from strategic relationships that we expect.

        As a result of our emphasis on strategic relationships, our success will depend both on the ultimate success of the other parties to such relationships and on the ability of these parties to manufacture and market our products successfully. Failure of one or more of the entities with which we have a strategic relationship to manufacture and market our products could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that our existing strategic relationships will not interfere with our ability to enter into other desirable strategic relationships. Any future inability to maintain our strategic relationships or to enter into additional strategic relationships will have a material adverse effect on our business, results of operations and financial condition.

        We have significant international operations, principally in Asia; this creates logistical and communication challenges, and any economic downturn, changes in laws, changes in currency exchange rates, or political unrest in Asia could materially harm our business.

        The manufacturing facilities for our products, our sales and distribution operations and our suppliers are principally located in Asia. This creates a number of logistical and communications challenges and exposes us to various economic and political risks. Our executive officers must devote significant time and expense to manage our international operations. In addition, we must comply with local laws and regulatory requirements as well as any changes in those laws and requirements regarding employment and severance issues, tax issues, tariffs and duties, possible employee turnover or labor unrest and other burdens and costs of compliance with a variety of foreign laws. Foreign laws may not provide as much protection for our intellectual property rights as U.S. laws, which could enable our competition to manufacture and sell products in foreign countries that they could not manufacture and sell in the U.S. without violating our intellectual property rights.

        Political or economic instability in certain parts of the world, particularly in Asia, could materially adversely affect our business. Changes in policies by the U.S. or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports or the expropriation of private enterprises could also materially adversely affect us. Any actions by our host countries to reverse policies that encourage foreign investment or foreign trade also could adversely affect our operating results. In addition, U.S. trade policies could affect the attractiveness of our products to our foreign customers and affect our ability to purchase materials, equipment or services from foreign sources.

        Sales outside of the U.S. accounted for approximately 72% of our total revenue in 2001, 94% of our total revenue in 2002 and 93% of our total revenue in 2003. These sales have been primarily to our customers in Japan and other Asian countries. Historically, we have transacted business predominantly in U.S. dollars, but we have conducted a portion of our transactions in non-U.S. currencies, particularly the Japanese yen. In the future, we expect sales to existing and new customers based in Japan and other foreign countries to increase, and we also expect an increasing portion of our business to be transacted in the Japanese yen and other foreign currencies. Fluctuations in foreign currency exchange rates have affected our cost of goods and operating margins in the past and could result in exchange losses in the future. Customers and suppliers may increasingly make or demand payments in non-U.S. currencies, which may exacerbate our exposure to currency exchange rates. We cannot predict the impact of future exchange rate fluctuations on our operating results, and we do not currently hedge our exposure to fluctuations in currency exchange rates.

        We have significantly expanded our operations over the past two years, and if we fail to manage any future growth effectively, it could adversely affect our operations.

        Our ability to successfully offer products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have significantly expanded the scope of our operations over the past two years, and the growth in our business and relationships with customers and other third parties has placed and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures and will need to continue to train and manage our work force. Failure to effectively manage growth could result in a lack of customers, a decline in product quality or an increase in costs, any of which could adversely impact our business.

        Two principal stockholders will own approximately 59.6% of our common stock following this offering, which will enable either stockholder to influence, or both stockholders if they act together to control, most of our significant corporate actions and may delay or prevent an acquisition of our company.

        Following completion of this offering, affiliates of Fleming US Discovery Partners, L.P. will own approximately 29.7% of our common stock, or approximately 28.3% if the underwriters exercise their over-allotment option in full, and DTech Investments LLC will own approximately 30.0% of our common stock, or approximately 28.5% if the underwriters exercise their over-allotment option in full. Accordingly, either Fleming US Discovery Partners, L.P. or DTech Investments LLC will be able to influence, or both parties if they act together, will be able to control, all matters requiring the vote of our stockholders, including the election of our directors, the approval of mergers or other business combination transactions and most of our corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change in our control, even if these actions would benefit our stockholders and us.

        Our certificate of incorporation, bylaws and Delaware law contain provisions that could discourage a third party from acquiring us and consequently decrease the market value of an investment in our stock.

        Our certificate of incorporation, bylaws and Delaware corporate law each contain provisions that could delay, defer or prevent a change in control of our company or changes in our management. Among other things, these provisions:

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  authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;

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  prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

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  prohibit stockholders from calling special meetings of stockholders;

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  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

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  establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a stockholders' meeting.

        These provisions could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions, which may prevent a change of control or changes in our management that a stockholder might consider favorable. In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Any delay or prevention of a change of control or change in management that stockholders might otherwise consider to be favorable could cause the market price of our common stock to decline.

        We can issue shares of preferred stock without stockholder approval, which could adversely affect the rights of common stockholders.

        Our certificate of incorporation permits us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our stockholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that we may issue in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common stockholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

        We may not be able to use net operating loss carryforwards, and this could impair our ability to reduce any future tax liabilities we may incur.

        As of December 31, 2003, we had net operating loss carryforwards of approximately $100 million. Under Section 382 of the Internal Revenue Code of 1986, the annual utilization of our net operating loss carryforwards may be limited if we experience a change in ownership of more than 50% within a three-year period of incurred losses. We believe that we may have experienced an ownership change of this magnitude in one of our prior rounds of financing and that we may experience a similar change in ownership as a result of the completion of this offering. Accordingly, our net operating loss carryforwards available to offset future federal taxable income arising before the ownership change may be limited. For financial reporting purposes, we have recorded a valuation allowance to fully offset the deferred tax asset related to these carryforwards because realization of the benefit is uncertain.

        Our operations involve hazardous materials, and compliance with environmental laws and regulations is expensive.

        The manufacturing of our FLC materials and our research and development activities involve the controlled use of hazardous materials, including chemicals that cause cancer and volatile solvents. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling and disposal of these materials. We generally contract with third parties for the disposal of these substances. While we believe that we comply with current regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurs, we would likely incur significant costs associated with lawsuits, criminal fines or compliance with environmental laws and regulations. We cannot assure that our insurance would be sufficient to cover our potential liability if we experienced this type of loss.

        Our contract manufacturer, third party foundries, other subcontractors and many of our customers and end customers are located in the Pacific Rim, an area subject to significant earthquake risk, adverse consequences related to any outbreak of SARS now or in the future and other public health concerns.

        Our contract manufacturer, the principal foundries that manufacture our product components and all of the principal subcontractors that assemble, package and test our products are located in Japan. Many of our customers are also located in Japan. The risk of an earthquake in these Pacific Rim locations is significant. The occurrence of an earthquake or other natural disaster near these foundries or subcontractors could result in facilities damage, power outages and other disruptions that would impair their production and assembly capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling, packaging or production testing from the affected contractor to another third-party vendor. The 2003 outbreak of SARS curtailed travel to and from certain countries (primarily in the Asia-Pacific region) and limited travel and shopping within those countries. Any future outbreaks of SARS or other public health concerns could have similar consequences. In addition, outbreaks of disease or other disasters could limit consumer demand for our microdisplays or the products that use our microdisplays.

Risks Related to this Offering

        We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

        The initial public offering price for our common stock will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering. Before this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade.

        The price of our common stock may be volatile.

        The trading price of our common stock following this offering may fluctuate significantly. Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate, and the price of our common stock after this offering may be lower than the price you pay. These factors include:

  •
  our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

  •
  significant developments relating to our manufacturing or distribution relationships;

  •
  price and volume fluctuations in the overall stock market from time to time;

  •
  customer orders of new products by us and our competitors;

  •
  announcements of technological innovations by us or our competitors;

  •
  our ability to protect our intellectual property;

  •
  investor perceptions of microdisplays in general and our company in particular;

  •
  the operating and stock performance of comparable companies;

  •
  general economic conditions and trends;

  •
  major catastrophic events;

  •
  changes in accounting standards, policies, guidance, interpretation or principles;

  •
  loss of external funding sources;

  •
  sales of stock by our executive officers upon exercise of stock options; or

  •
  departures of key personnel.

        In addition, the timing of orders by our customers may cause quarterly fluctuations of our results of operations that may, in turn, affect the market price of our common stock.

  Future sales of our common stock could depress our stock price.

        Following completion of this offering, affiliates of Fleming US Discovery Partners, L.P. will own approximately 29.7% of our common stock, or approximately 28.3% if the underwriters exercise their over-allotment option in full, and DTech Investments LLC will own approximately 30.0% of our common stock, or approximately 28.5% if the underwriters exercise their over-allotment option in full. Our stockholders holding five percent or more of our common stock, as well as our executive officers and directors, have agreed not to sell shares of our common stock for a period of 180 days following this offering. However, the underwriters may waive this restriction and allow our executive officers, directors and five percent or greater stockholders to sell shares at any time. Shares of common stock subject to these lockup agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933. In addition, we have granted registration rights to affiliates of Fleming US Discovery Partners, L.P. and to DTech Investments LLC pursuant to which either or both of them may require us to file a registration statement to register the sale of some or all of their shares of our common stock. See "Description of Capital Stock—Registration Rights." The filing of a registration statement relating to the sale of shares of our common stock by these stockholders, or the perception that we may file such a registration statement, or the sale of large blocks of our stock could have an adverse impact on the market price of our common stock.

        If you purchase shares of common stock sold in this offering, you will experience significant immediate dilution.

        If you purchase shares of our common stock in this offering, you will experience significant immediate dilution because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that we have incurred net losses since our inception. You will experience additional dilution upon the exercise of stock options, including those stock options currently outstanding and those granted in the future and any issuance of restricted stock or other equity awards under our omnibus stock plan.

        We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

        We have never declared or paid any cash dividends on our shares of common stock. We intend to retain any future earnings to fund the operation and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. We are prohibited under our outstanding debt obligations from paying any cash dividends on our shares of common stock without the consent of our lenders.

        We will have broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

        We will use a portion of the net proceeds from this offering to repay our indebtedness to Hewlett-Packard. We also plan to use the remaining net proceeds for repayment of other outstanding indebtedness, research and development, for working capital and other general corporate purposes. We will have broad discretion in determining how we apply the net proceeds from this offering and you may not agree with these uses. Also, we may not be successful in investing the net proceeds from this offering in research and development, our operations or external investments to yield a favorable return. For more information, see "Use of Proceeds."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

  •
  our ability to eventually achieve profitability;

  •
  our reliance on a small number of significant customers;

  •
  our reliance on a single-source manufacturer and limited distribution channels;

  •
  the effect of competition in our industry;

  •
  our ability to develop and sell new products;

  •
  our reliance on market acceptance of the small number of products we sell;

  •
  the effect of the digital still camera and video camcorder markets on our business;

  •
  the ability of our customers to accurately anticipate demand for their products which incorporate our microdisplays;

  •
  our ability to attract and retain management talent; and

  •
  other factors described in this prospectus under the heading "Risk Factors."

        In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus, or that we have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $35.2 million, or approximately $40.8 million if the underwriters' over-allotment option is exercised in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering and assuming an initial public offering price of $11.00 per share.

        We will use approximately $12.2 million of the net proceeds we receive from the sale of our common stock in this offering to repay all amounts outstanding under the convertible promissory note that we issued to Hewlett-Packard. The principal amount of the note is $10.0 million, and $4.4 million of interest has accrued as of July 31, 2004, but pursuant to the provisions of the note, we may prepay the note at a discount. Interest on this note accrues at a rate of nine percent, and the note matures on February 19, 2008. We are required to give Hewlett-Packard 60 days irrevocable notice of our intent to prepay the note, which we intend to give upon closing of this offering.

        We expect to use approximately $7.0 million of the net proceeds from the offering to finance the development and enhancement of our products, which may include increasing the resolution capabilities of our displays and developing new products such as microprojectors, and an additional $1.0 million in net proceeds to further develop our supply chain. We also anticipate using approximately $1.2 million of the net proceeds for the payment of accrued royalties owed to Agilent Technologies, Inc. and $0.3 million of the net proceeds for the repayment of outstanding indebtedness owed to Silicon Valley Bank.

        On May 24, 2004, we sold subordinated convertible promissory notes in the aggregate principal amount of $3.5 million. We used the proceeds from this financing for working capital and operations. The notes accrue interest at ten percent per year and are due and payable on February 20, 2008. Accrued interest on the notes will not be paid until we pay our outstanding indebtedness to Hewlett-Packard in full, at which time holders of the notes will be entitled to quarterly interest payments. The holders of $1.0 million of the notes may demand full payment of the notes with accrued interest at any time after we pay our indebtedness to Hewlett-Packard in full. If these holders of the notes demand payment of the $1.0 million plus accrued interest, we will use a portion of the proceeds of this offering for the repayment of their notes.

        We intend to use the remaining net proceeds to finance research and development activities, sales and marketing activities, general and administrative matters and on capital expenditures. We have not yet allocated specific amounts for these purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction.

        The principal purposes of this offering are as follows:

  •
  to reduce outstanding debt;

  •
  to obtain additional capital;

  •
  to accelerate new product introductions;

  •
  to create a public market for our common stock;

  •
  to facilitate our future access to public equity markets;

  •
  to provide liquidity for our existing stockholders;

  •
  to improve the effectiveness of our stock option plans in attracting and retaining key employees;

  •
  to increase the visibility of our company in a marketplace in which several of our competitors are publicly-held companies;

  •
  to enhance our ability to acquire other businesses, products or technologies; and

  •
  to provide our customers greater assurances as to our long-term viability, which is enhanced by being subject to the financial reporting and disclosure obligations of a public company.

        We will have broad discretion in the application of the balance of the net proceeds. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. Pending application of the net proceeds, we will invest these proceeds in government securities and other short-term, investment-grade interest bearing securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our shares of common stock. We currently intend to retain all future earnings, if any, for the operation and expansion of our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors that our board of directors deem relevant. We are prohibited under our outstanding debt obligations from paying any cash dividends on our shares of common stock without the consent of our lenders.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2004:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the conversion of all outstanding shares of Series B preferred stock, Series D preferred stock, Series E-B preferred stock, Series E-D preferred stock, Series F preferred stock and Series G preferred stock into 7,058,883 shares of common stock which occurred on May 10, 2004; and

  •
  the sale of $3.5 million principal amount of subordinated convertible promissory notes on May 24, 2004; and

  •
  on a pro forma as adjusted basis to give effect to:

  •
  the sale by us of 3,600,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the receipt of the estimated net proceeds of the offering of $35.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of $13.2 million of indebtedness and accrued royalties outstanding as of March 31, 2004.

        You should read the information below in conjunction with our consolidated financial statements and their notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
(Dollars in thousands)	(Unaudited)
Cash and cash equivalents	$2,662	$6,162	$28,182

Short term debt	356	356	—
Long-term debt, including current portion	14,444	17,944	3,527
Stockholders' equity:
Redeemable convertible preferred stock, $0.001 par value, 5,000,000 shares authorized:
Series B—Issued and outstanding 485,689 shares, including 225,701 shares of Series E-B, actual and 0 shares pro forma and pro forma as adjusted	47,966	—	—
Series D—Issued and outstanding 330,641 shares, including 186,785 shares of Series E-D, actual and 0 shares pro forma and pro forma as adjusted	31,665	—	—
Series F—Issued and outstanding 78,828 shares, actual and 0 shares pro forma and pro forma as adjusted	7,678	—	—
Series G—Issued and outstanding 15,230 shares, actual and 0 shares pro forma and pro forma as adjusted	1,509	—	—
Common Stock, par value $0.001 per share; 25,000,000 shares authorized, 17 shares issued and outstanding, actual, 7,058,900 shares issued and outstanding, pro forma, 10,658,900 shares issued and outstanding, pro forma as adjusted(1)	—	7	11
Additional paid-in capital	9,187	97,998	133,222
Accumulated deficit	(118,555)	(118,555)	(115,972)
Treasury stock (1,333 shares), at cost	(2)	(2)	(2)

Total stockholders' equity (deficit)	(20,552)	(20,552)	17,259

Total capitalization	$(5,752)	$(2,252)	$20,786

(1)
Excludes:

•
72,782 shares of common stock reserved for issuance upon exercise of stock options outstanding as of March 31, 2004 under our 1998 Stock Incentive Plan having a weighted average exercise price of $82.29 per share;

  •
  18,467 shares of common stock reserved for issuance upon exercise of stock options outstanding as of March 31, 2004 under our 1988 Incentive Stock Option Plan having a weighted average exercise price of $135.09 per share;

  •
  4,269 shares of common stock reserved for issuance upon exercise of stock options outstanding as of March 31, 2004 issued outside of our 1998 Stock Incentive Plan and 1988 Incentive Stock Option Plan having a weighted average exercise price of $149.56 per share;

  •
  19,285 shares of common stock issuable upon exercise of warrants outstanding as of March 31, 2004 having a weighted average exercise price of $87.25 per share;

  •
  1,225,753 shares of common stock reserved for issuance upon exercise of stock options we granted on April 16, 2004 having an exercise price of $3.43 per share;

  •
  318,181 shares of common stock issuable upon conversion of the $3.5 million principal amount subordinated convertible promissory notes issued on May 24, 2004 at a conversion price equal to an assumed initial public offering price of $11.00 per share, plus such additional shares as are issuable in conversion of accrued interest on the notes;

  •
  401,536 shares of common stock reserved for future issuance under our 1998 Stock Incentive Plan as of June 30, 2004, of which options to purchase 329,000 shares of common stock are proposed to be issued at an exercise price equal to the price per share of our common stock sold in this offering; and

  •
  450,000 additional shares of common stock reserved for future issuance under our 1998 Stock Incentive Plan in July 2004.

        See "Management—Employee Incentive Plans" for a description of our equity incentive compensation plans, including our options.

DILUTION

        Our net tangible book value (deficit) as of March 31, 2004 was approximately $(20.9) million, or approximately $(1,229,511) per share of common stock. We determined net tangible book value (deficit) per share by dividing our net tangible book value (deficit), which consists of tangible assets less total liabilities, by the number of shares of common stock outstanding on that date. Without taking into account any other changes in the net tangible book value (deficit) after March 31, 2004, other than the conversion of all outstanding shares of Series B preferred stock, Series D preferred stock, Series E-B preferred stock, Series E-D preferred stock, Series F preferred stock and Series G preferred stock into shares of common stock on May 10, 2004, our pro forma net tangible book value (deficit) as of March 31, 2004 would have been approximately $(20.9) million, or $(2.96) per share. After also giving effect to our receipt of the estimated net proceeds from the sale of 3,600,000 shares of our common stock in this offering at an assumed public offering price of $11.00 per share, less the underwriting discounts and commissions payable by us and our estimated offering expenses, our net tangible book value as of March 31, 2004 would have been approximately $14.3 million, or $1.34 per share. This represents an immediate increase in the net tangible book value of $4.30 per share to existing stockholders and an immediate dilution of $9.66 per share to new investors. After also giving effect to the sale of an additional 540,000 shares if the underwriters fully exercise their over-allotment option, our net tangible book value as of March 31, 2004 would have been approximately $19.9 million, or $1.77 per share. This represents an immediate increase in the net tangible book value of $4.73 per share to existing stockholders and an immediate dilution of $9.23 per share to new investors. The following table illustrates this per share dilution assuming no exercise of the underwriters' over-allotment option:

Assumed initial public offering price per share		$11.00

Net tangible book value (deficit) per share as of March 31, 2004	$(1,229,511.00)
Increase attributable to pro forma adjustments	$1,229,508.04

Pro forma net tangible book value (deficit) before offering	(2.96)
Increase per share attributable to new investors	4.30

Pro forma net tangible book value per share after this offering		1.34

Dilution in net tangible book value per share to new investors		$9.66

        The following table sets forth on a pro forma basis as of March 31, 2004 the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by our existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us at an assumed initial public offering price of $11.00 per share.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	7,058,900	66.2%	$98,005,027	71.2%	$13.88
New investors	3,600,000	33.8%	39,600,000	28.8%	11.00

Total	10,658,900	100%	$137,605,027	100%

        The table above assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, the new investors will have paid $45.5 million for 4,140,000 shares of common stock, representing approximately 31.7% of the total consideration for 37.0% of the total number of shares of common stock outstanding.

        The tables above are based on the number of outstanding shares as of March 31, 2004 and do not include the following:

  •
  95,518 shares of our common stock issuable upon the exercise of options outstanding as of that date at a weighted average exercise price of $95.50 per share;

  •
  an aggregate of 107,107 shares of our common stock reserved as of that date for future issuance under our 1998 Stock Incentive Plan;

  •
  318,181 shares of our common stock issuable upon conversion of the $3.5 million principal amount subordinated convertible promissory notes issued on May 24, 2004 at a conversion price equal to an assumed initial public offering price of $11.00 per share, plus such additional shares as are issuable in conversion of accrued interest on the notes; and

  •
  19,285 shares of our common stock issuable upon the exercise of warrants outstanding as of that date at a weighted average exercise price of $87.25 per share.

        Between March 31, 2004 and June 30, 2004, we granted options to purchase 1,225,753 shares of our common stock at an exercise price of $3.43 per share. To the extent these options, or any of the options or warrants referred to above, are exercised, or if the subordinated convertible promissory notes are converted, there will be further dilution to investors in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the selected consolidated financial data presented below in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected financial data presented below under the heading "Consolidated Statement of Operations Data" for the years ended December 31, 2001, 2002 and 2003 and the selected financial data presented below under the heading "Consolidated Balance Sheet Data" as of December 31, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for the years ended and as of December 31, 1999 and 2000 and under "Consolidated Balance Sheet Data" as of December 31, 2001, have been derived from our audited consolidated financial statements not included in this prospectus. The selected financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for the three months ended and as of March 31, 2003 and 2004 are unaudited, have been derived from unaudited consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, the unaudited selected financial data presented below under the headings "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" reflects all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results of operations to be expected for future periods.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
(In thousands, except share and per share data)						(Unaudited)
Consolidated Statement of Operations Data:
Total revenue	$5,264	$2,460	$19,125	$13,913	$26,679	$6,595	$10,427
Cost of sales	5,734	5,160	30,068	13,237	23,617	5,849	9,392

Gross profit (loss)	(470)	(2,700)	(10,943)	676	3,062	746	1,035
Operating expenses:
Sales, general and administrative	8,145	11,834	5,654	6,000	3,855	1,035	1,085
Research and development	5,028	9,589	9,726	5,875	5,984	1,341	1,475

Total operating expenses	13,173	21,423	15,380	11,875	9,839	2,376	2,560

Loss from operations	(13,643)	(24,123)	(26,323)	(11,199)	(6,777)	(1,630)	(1,525)
Total other income (expense)(1)	(797)	(741)	(977)	(1,112)	(1,056)	(290)	(295)

Net loss	$(14,440)	$(24,864)	$(27,300)	$(12,311)	$(7,833)	$(1,920)	$(1,820)
Deemed dividend from beneficial conversion feature of preferred stock	—	—	—	—	—	—	(9,187)
Preferred stock dividend requirement	—	(64)	—	—	(2,449)	—	(646)

Net loss attributable to common stockholders	$(14,440)	$(24,928)	$(27,300)	$(12,311)	$(10,282)	$(1,920)	$(11,653)

Net income (loss) per share:
Basic and diluted	$(115)	$(193)	$(295)	$(1,758,717)	$(604,850)	$(112,947)	$(685,468)

Pro forma(2)	—	—	—	—	$(4.52)	—	(1.65)

Shares used in computing net income (loss) per share:
Basic and diluted(3)	125,653	128,875	92,577	7	17	17	17

Pro forma(2)	—	—	—	—	2,273,026	—	7,058,900

	As of December 31,					As of March 31,
	1999	2000	2001	2002	2003	2003	2004
(In thousands)						(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$149	$8,837	$6,818	$540	$2,225	$3,638	$2,662
Total assets	6,854	20,485	14,707	3,376	3,934	6,550	4,997
Long-term obligations	13,030	13,438	12,991	13,903	15,865	14,174	14,505
Redeemable preferred stock	791	36,985	80,176	79,631	86,649	83,451	88,818
Total stockholders' equity (deficit)	(10,571)	1,063	(4,698)	(16,991)	(20,255)	(15,091)	(20,552)

(1)
Interest expense includes accrued expenses of $225,000 for the three-month periods ended March 31, 2003 and 2004, $593,000 for the year ended December 31, 1999 and $900,000 for each of the years ended December 31, 2000, 2001, 2002 and 2003 relating to the accrual of interest on a convertible promissory note issued to Hewlett-Packard.

(2)
The pro forma shares used in calculating pro forma net loss per share for the three-month period ended March 31, 2004 assume the conversion of the following preferred stock outstanding: 259,988 shares of Series B preferred stock converted into 243,744 shares of common stock, 255,701 shares of Series E-B preferred stock converted into 211,622 shares of common stock, 143,856 shares of Series D preferred stock converted into 174,369 shares of common stock, and 186,785 shares of Series E-D preferred stock converted into 226,404 shares of common stock. The calculation also assumes the conversion as of January 1, 2004 of 78,828 shares of Series E-1 preferred stock into 78,828 shares of Series F preferred stock and further conversion thereof into 1,663,930 shares of common stock, $1,500,000 of debt converted to 15,160 shares of Series G preferred stock and further conversion thereof to 4,517,954 shares of common stock, and 70 shares of Series G preferred stock converted into 20,860 shares of common stock.

The pro forma shares used in calculating pro forma net loss per share for the year ended December 31, 2003 assume the conversion of the following preferred stock outstanding: 259,988 shares of Series B preferred stock converted into 243,744 shares of common stock, 255,701 shares of Series E-B preferred stock converted into 211,622 shares of common stock, 143,856 shares of Series D preferred stock converted into 174,369 shares of common stock, and 186,785 shares of Series E-D preferred stock converted into 226,404 shares of common stock. The calculation also assumes the conversion as of February 11, 2003 of 78,828 shares of Series E-1 preferred stock into 78,828 shares of Series F preferred stock and further conversion thereof into 1,663,930 shares of common stock, and the conversion as of December 31, 2003 of $1,500,000 of debt converted to 15,160 shares of Series G preferred stock and further conversion thereof to 4,517,954 shares of common stock.

The calculation of pro forma net loss per share presented does not conform to generally accepted accounting principles; however, we believe this presentation more accurately reflects the loss incurred by the current stockholders.

The pro forma calculation is described below:

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
	(Unaudited)
Net loss attributable to common stockholders	$(10,282)	$(11,653)

Weighted average common shares outstanding	17	17
Common stock issuable upon assumed conversion of outstanding preferred shares	2,273,009	7,058,883

Total shares assumed outstanding used in computing pro forma net loss per share	2,273,026	7,058,900

Pro forma net loss per share	$(4.52)	$(1.65)

(3)
In September 2001, 128,875 shares of common stock were converted to 259,598 shares of Series B preferred stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements based on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of various factors, as more fully discussed below and elsewhere in this prospectus, particularly in the section entitled "Risk Factors."

Overview

  Background

        We design, develop and market microdisplays used today primarily as electronic viewfinders in digital still cameras and video camcorders. Electronic viewfinders are a standard feature in video camcorders and have begun to replace simple optical viewfinders in digital still cameras. Digital still camera and video camcorder consumers use the electronic viewfinder to preview images. We believe that many shoppers comparing digital still cameras evaluate the quality of a digital still camera based on the image quality observed in the electronic viewfinder or the back panel display, because these displays are the only way in the store to observe the captured image. Our microdisplays use our proprietary FLCOS technology to produce an image quality that we believe to be superior to alternative electronic viewfinders. Electronic viewfinders also have an advantage over standard optical viewfinders because an electronic viewfinder displays the image as seen through the camera lens. Seeing the image through the lens allows the photographer to properly frame images when using a camera with high optical zoom. We have been exclusively engaged and expect to continue to be exclusively engaged in funding and performing research and development activities relating to FLC technologies and materials.

        We were founded in 1984, began commercialization of microdisplays in 1998 and adopted our current business focus on the electronic viewfinder market in 2002. A significant portion of our focus and investment between 1999 and the first quarter of 2002 was on our projection television microdisplay product line. We incurred substantial expenditures and losses in connection with this product line until its cancellation in the first quarter of 2002. We reported operating losses of $24.1 million in 2000 and $26.3 million in 2001. In 2001 and 2002, we incurred significant costs of development, manufacturing overhead and low yields upon development and introduction of our projection television microdisplay product. Our revenue derived from this product did not defray these higher costs. In 2002, we cancelled our projection television microdisplay product line and reduced our losses from operations to $11.2 million. We believe our decision to focus on viewfinders in the first quarter of 2002 improved our financial performance and better positioned us to meet our strategic goals. To date, we have financed our FLC technology research and commercialization efforts primarily through private placements of our capital stock and through government sponsored research programs.

  Manufacturing and Distribution

        As part of our 2002 business reorganization, we adopted an outsourced business model, and we shifted resources to technology, design and product development of our viewfinder products rather than devoting resources to manufacturing and distributing our products. As part of this model, Fujitsu Limited and Chartered Semiconductor manufacture our silicon integrated circuits, and Miyota, a subsidiary of Citizen Watch Company, takes these circuits and manufactures our products at its facilities in Nagano, Japan and elsewhere in Asia under a manufacturing agreement. Nissho Electronics distributes our digital still camera viewfinder microdisplays. We also have a private-label agreement with Miyota for distribution of our video camcorder microdisplay products that we sell under the Miyota brand to a major customer that is a leader in the consumer electronics industry. Under the terms of our existing agreement, Miyota may sell our products to other video camcorder companies in Japan in the future. We may explore additional contract manufacturing sources to increase capacity and ensure supply.

  Products and Sales

        Our sales are primarily concentrated in Asia, where the majority of the leading digital still camera and video camcorder manufacturers have their production and distribution facilities. We sell our products through purchase orders, and our customers have no obligation to purchase particular quantities of our products. In 2003, all of our sales were denominated in U.S. dollars reflecting the currency exchange rates at the time the transactions occured. Beginning in 2004, we received the option under our distribution and manufacturing arrangements to denominate some of our transactions in Japanese yen or in U.S. dollars. In the future, we expect an increasing portion of our business to be denominated in Japanese yen.

        Our first large-scale shipments of microdisplays occurred during 2000, when substantially all of our revenue was attributable to black and white microdisplay products sold to manufacturers of video camcorders. We continue to ship black and white microdisplays for video camcorders in high volumes. Due to an accelerating shift in the video camcorder market toward the use of color viewfinders, we believe color microdisplays for digital still cameras and video camcorders will become a growing source of our revenue, and we anticipate that sales of black and white microdisplays will decline. We intend to continue to sell to manufacturers of both digital still cameras and video camcorders, but we expect that viewfinders for digital still cameras will comprise the majority of our sales in future years. Since the fourth quarter of 2000, we have shipped approximately five million microdisplays. Our revenue from the sale of microdisplays totaled $17.5 million in 2001, $12.8 million in 2002 and $25.4 million in 2003.

        We are developing and commercializing products that address each segment of the digital still camera and video camcorder markets and address the shift from black and white to color microdisplays. Our product designations indicate the number of effective pixels contained in the display, measured in thousands. For example, the LV311 contains 311,000 effective pixels, which means approximately 104,000 (432 x 240) pixels, each of which rapidly sequences through red, green and blue colors during every switching cycle.

        We demonstrated our LV311 product in the third quarter of 2003 and began shipping production volumes of this product in the first quarter of 2004. Our LV311 product is a color microdisplay that serves the mid-range digital still camera electronic viewfinder market. Our LV201 product is a color microdisplay that serves the video camcorder and digital still camera electronic viewfinder markets. We demonstrated our LV201 product to manufacturers in the second quarter of 2004, and we are shipping sample quantities of the LV201 to manufacturers of digital still cameras and video camcorders. One manufacturer has selected the LV201 for use in a new video camcorder model, and Kodak has selected the product for use in a digital still camera. We plan to begin production shipments of the LV201 in the fourth quarter of 2004. We are currently developing our LV922 product to serve the high-end digital still camera market. As a result of our existing and anticipated products, we believe we are well positioned to achieve a substantial increase in overall market share for our products. Also, we believe we may be able to increase our gross profit as a result of increased manufacturing yields as products mature and increased shipping volumes, which we expect to result in reduced materials costs and product manufacturing overhead cost, and a result of lower labor costs as we begin to manufacture our products in China.

        We have incurred significant losses since our inception, resulting in an accumulated deficit of $118.6 million as of March 31, 2004. We expect our losses to continue for the foreseeable future until such time as we are able to achieve sustained revenue and gross profits sufficient to support our ongoing research and development activities and other operations.

        Sony, Hewlett-Packard and Minolta accounted for approximately 96% of our revenue for the year ended December 31, 2003 and approximately 92% of our revenue for the year ended December 31, 2002. For the fiscal quarter ended March 31, 2004, Sony and Hewlett-Packard accounted for approximately 91% of our revenue and no revenue was attributable to Minolta. During the second quarter of 2004, Hewlett-Packard informed us that it does not currently plan to use electronic viewfinders in its products, and Minolta has chosen a competitor's product for its latest camera models. We do not expect to have significant revenue attributable to these companies in the immediate future. However, Hewlett-Packard and Minolta are evaluating our new products for future use in their new camera product lines. Additionally, we have shipped our LV311 product to two customers for use in digital still cameras to be shipped in 2004, and we expect that these new customers will generate sufficient revenue to cover the loss of revenue associated with Hewlett-Packard and Minolta. One of these customers recently suspended production of its camera due to a production problem that is unrelated to our viewfinder. If we are not able to retain our significant customers or replace business that we lose from our significant customers, it will adversely affect our results of operations.

  Key Performance Indicators

        We believe we may be able to capture additional market share in the video camcorder market and substantially increase our sales to customers in the rapidly growing digital still camera market based on indications from manufacturers that they intend to use our products in their designs and an increase in backlogs. Our customers evaluate our products for integration into their new camera models early in their design process, which allows us to forecast longer-term sales to these customers. On a short-term basis, we are able to quantify the backlog in orders for our products. Our backlog increased from $4.3 million at March 31, 2003 to $5.5 million at March 31, 2004, due primarily to an increased demand for our video camcorder microdisplays. Backlog includes only orders scheduled to ship in the future for which written authorizations have been accepted and for which we have not recognized revenue. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. Delays in delivery schedules or a reduction of backlog during any particular period could have a material adverse effect on our business and results of operations.

  Variation of Operating Results and Seasonality of Products

        We expect our annual and quarterly results of operations to fluctuate for the foreseeable future due to:

  •
  the timing and volume of sales of our FLC microdisplays;

  •
  the seasonality of our products, particularly related to heightened demand around Father's Day, graduation day and Christmas;

  •
  the timing and success of our research and development programs and new product introductions;

  •
  the ability to achieve targeted average selling prices and gross margins for our products;

  •
  our customers' success in introducing new products in a timely fashion;

  •
  the timing and magnitude of expenditures we may incur in connection with our ongoing research and development activities; and

  •
  the timing and financial consequences of our formation of new business relationships and alliances.

  Trends

        The video camcorder market is stable, slowly growing and is likely to be characterized by declining prices and profit margins in the future. In addition, based on our discussions with customers, we believe that video camcorder manufacturers are accelerating the shift from using black and white electronic viewfinders to using color electronic viewfinders. This shift in the video camcorder market may adversely affect our future operating results. Our LV201 color microdisplay was not available soon enough for use by our largest customer in its 2005 video camcorders that will use color microdisplays. Several other camera manufacturers are evaluating the LV201 for use in their video camcorders. The digital still camera market is newer and evolving, and we have only served the digital still camera market for a short time. Continued market acceptance of our products, particularly our digital still camera products, is critical to our future success and may be difficult to achieve; however, we believe the growth in the digital still camera market and the increasing adoption of electronic viewfinders in that market represents a significant opportunity for us. The introduction of digital still cameras without a viewfinder, which depend solely on the back panel display to frame the picture, may materially adversely impact the continued adoption of electronic viewfinders in digital still cameras. Another potential threat to the growth of our target markets is the widespread adoption of single-lens-reflex digital still cameras, in which an optical viewfinder is designed to look through the camera lens to provide accurate high-zoom image framing. We believe that the high cost of the single-lens-reflex system relative to an electronic viewfinder offsets the optical image quality advantage of a single-lens-reflex system.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations found below is based on our financial statements, which we have prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect our reported assets and liabilities, revenue and expenses and other financial information. Actual results may, under different assumptions and conditions, differ significantly from our estimates.

        We believe that our accounting policies as described below are our "critical accounting policies" as contemplated by the SEC.

  Revenue Recognition

        We recognize revenue from product sales upon shipment of the product when we make a shipment pursuant to existing relationships with customers from whom we expect payment because we have no installation or future service obligations related to the products. We typically provide customers with a twelve month warranty from the date of sale for our products. If either our judgment about recognizing revenue or our estimate of warranty claims are incorrect, our revenue could be overstated and profits would be negatively impacted.

        We recognize contract revenue and revenue from custom engineered products as we provide the services. We recognize revenue for research and development activities as we perform the services. Revenue in excess of billings represents revenue related to services completed but not billed. We bill customers based upon the terms included in the contracts, generally upon delivery of certain products or information or achievement of milestones defined in the contracts. When billed, we record such amounts as accounts receivable. Billings in excess of revenue represent billings in advance of services performed. We recognize losses on contracts in the period in which we determined such losses. If our estimate of total contract costs is incorrect, our revenue could be overstated and profits, if any, would be negatively impacted. We do not believe warranty obligations on completed contracts are significant.

  Foreign Currency

        We are an international company, and we sell our products globally, in particular to a contract manufacturer and distributors in Japan. Historically, we have transacted business primarily in U.S. dollars. Beginning in 2004, we received the option under our distribution and manufacturing arrangements to denominate some of our transactions in Japanese yen or in U.S. dollars. In the future, we expect an increasing portion of our business to be denominated in Japanese yen. As a result, future fluctuations in the value of the U.S. dollar versus the yen may affect the fair value of reported revenue, gross profits and receivables. We incur expenses in countries, principally Japan, that are denominated in currencies other than the U.S. dollar which mitigates to some extent the foreign currency exchange risk associated with sales denominated in such foreign currencies. To date, we do not believe that we have had any significant direct foreign currency exchange rate risk, and we have not hedged foreign currencies or used any other derivative financial instruments. In the future, we may develop contract manufacturing and distribution capabilities in other Asian countries including China and Taiwan, but we cannot accurately estimate foreign currency exchange risk that may result from these operations.

  Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we periodically review the carrying value of our long-lived assets to determine if facts and circumstances suggest that they may be impaired or that we may need to change the amortization or depreciation period. We consider the carrying value of a long-lived asset impaired when the anticipated identifiable undiscounted cash flows from such asset are less than its carrying value. For purposes of estimating cash flows from assets, we review budgeted and projected cash flows derived from assets, and when they deviate from expected results, we perform a more detailed analysis, including evaluating whether a particular asset is needed for attainment of projected cash flows. For assets that we will hold and use, we measure impairment based upon the amount by which the carrying amount of the asset exceeds its fair value. For long-lived assets classified as held for sale, we measure the asset at the lower of its carrying amount or fair value less cost to sell. We estimate the fair value of assets based on the market value of the assets. In order to determine the estimated cash flows that we expect to derive from assets, we must employ assumptions and methods that are inherently subjective, and differing assumptions or methods may result in our estimates being incorrect. If we overestimate the cash flows to be derived from a particular asset or incorrectly assess the market value of assets, we may need to record an impairment charge in a future period, and such a charge would adversely impact our financial results.

  Patents

        We capitalize the direct external costs associated with patent applications, including patents held by others to which we have exclusive rights. We amortize costs associated with successful applications over five years beginning with the date of issue, based on our management's estimate of the useful life of the related technology. We charge capitalized costs to operations when it becomes evident that an application will not be successful or when we consider that a particular patent has no future value to us. We determine estimated "useful life" based on anticipated product life of commercial applications which result from successful patent applications, given prior product historical experience and estimated product useful life. If estimated product life exceeds actual product life, expenses would be understated given the specific product life shortfall. We determine that a patent has "no future value" based on an evaluation of business application potential; if we determine that a patent application will not lead to a successful product introduction, we recognize the unamortized expenses for such an application as expenses in the period in which we make this determination. If we incorrectly determine that a product does have future value, expenses would be understated for the period affected.

  Stock-Based Compensation

        We account for our stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. We use the intrinsic value method to record compensation expense for options issued to employees and directors on the date of grant only if the current estimated fair value of the underlying common stock exceeds the exercise price of the option. SFAS No. 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense, over the applicable vesting period, the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income or loss disclosures as if the fair value based method defined in SFAS No. 123 had been applied. We have elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123. At March 31, 2004, we had one stock-based employee compensation plan under which we are still granting options. No stock-based employee compensation cost is reflected in net loss, as all options granted under the plan had exercise prices equal to the estimated fair value of the underlying common stock on the date of grant. On April 16, 2004, we granted 1,225,753 new employee stock options to our employees and management at an exercise price of $3.43 per share. We incurred a non-cash compensation expense of $4.7 million in the second quarter of 2004, and we will recognize an additional $4.6 million in stock-based compensation expense on an accelerated basis over three years in connection with these grants.

        We use the Black-Scholes option-pricing model to estimate the fair value of options we have granted for purposes of making the disclosure required by SFAS 123. In order to calculate the fair value of the options, we assume some components of the model, including risk-free interest rate, volatility, expected dividend yield rate and expected option life. Although we use available resources and information when setting these assumptions, changes to the assumptions could cause significant adjustments to the valuation.

  Income Taxes

        We account for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. Under SFAS 109, we recognize the effect on deferred tax assets and liabilities of a change in rates in operations in the period that includes the enactment date. We recognize a valuation allowance to the extent we consider it is more likely than not that the deferred tax assets will be realizable.

Results of Operations

        The following table sets forth the consolidated statement of operations data expressed as a percentage of revenue. You should read this table in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Revenue	100%	100%	100%	100%	100%
Cost of sales	157	95	89	89	90

Gross profit (loss)	(57)	5	11	11	10
Sales, general and administrative expenses	30	43	14	16	10
Research and development expenses	51	42	22	20	14

Loss from operations	(138)	(80)	(25)	(25)	(14)
Other expense	(5)	(8)	(4)	(4)	(3)

Net loss	(143)%	(88)%	(29)%	(29)%	(17)%

  Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        Revenue.    Our revenue increased 58% to $10.4 million for the three months ended March 31, 2004, from $6.6 million for the three months ended March 31, 2003. The increase was primarily due to increased shipments of our video camcorder microdisplay product. We recognized $8.8 million in revenue associated with sales of our video camcorder microdisplays for the three months ended March 31, 2004, compared to $4.5 million for the three months ended March 31, 2003. We recognized $1.4 million in revenue associated with sales of our digital still camera microdisplays for the three months ended March 31, 2004, compared to $1.9 million for the three months ended March 31, 2003. The increase in revenue for video camcorder microdisplays was due to our largest customer's use of our microdisplay in additional models. The decrease in revenue for digital still camera microdisplays was due to the transition to our new LV311 product and its low initial production volumes as well as lower than 2003 production volumes and average price of our other digital still camera microdisplays.

        Cost of sales.    Our cost of sales is comprised of materials costs for our products, along with direct labor applied to manufacturing of our product and manufacturing overhead costs that our contract manufacturer incurs. Our cost of sales increased 62% to $9.4 million, or 90% of revenue, for the three months ended March 31, 2004, from $5.8 million, or 89% of revenue, for the three months ended March 31, 2003. The increase in cost of sales was primarily due to costs associated with increased shipments of our video camcorder microdisplay product.

        Gross profit.    Our gross profit increased 43% to $1.0 million, or 10% of revenue, for the three months ended March 31, 2004, from $0.7 million, or 11% of revenue, for the three months ended March 31, 2003. The increase in gross profit was primarily due to increased shipments of our video camcorder microdisplay product. The decrease in gross margin percentage resulted primarily from start-up costs and negative margins associated with initial production of our new LV311 product.

        Sales, general and administrative.    Our sales, general and administrative expenses are comprised of expenses pertaining to marketing, sales and customer support provided for our products, along with corporate overhead for administration, facilities and equipment. Our sales, general and administrative expenses increased 10% to $1.1 million, or 10% of revenue, for the three months ended March 31, 2004, from $1.0 million, or 16% of revenue, for the three months ended March 31, 2003. Higher sales, general and administrative expenses resulted primarily from increased costs associated with our bill of exchange receivables financing program.

        Research and development.    Our research and development expenses are comprised of engineering expenses for new microdisplay product development, as well as costs associated with FLC materials development and government contract research. Our research and development expenses increased 15% to $1.5 million, or 14% of revenue, for the three months ended March 31, 2004, from $1.3 million, or 20% of revenue, for the three months ended March 31, 2003. The level of expenditures with respect to our research and development efforts increased due to our focus on viewfinder products beginning in 2002 and the increased level of expenditures related to our new compact digital still camera microdisplays, the LV311 and LV201, which were in development in 2003 and the first quarter of 2004.

        Other expense.    We incurred interest expense of $0.3 million for the three months ended March 31, 2004 and for the three months ended March 31, 2003. Most of our interest expense was related to deferred interest on our debt with Hewlett-Packard.

        Net loss attributable to holders of our common stock.    Our net loss attributable to holders of our common stock increased to $11.7 million for the three months ended March 31, 2004, from $1.9 million for the three months ended March 31, 2003. The increase in net loss attributable to holders of our common stock was primarily due to a non-cash deemed dividend of $9.2 million for a beneficial conversion feature of preferred stock along with a $0.6 million non-cash charge for a preferred stock in kind dividend, offset by an increase in total revenue and gross profit.

        Beneficial conversion expense.    On March 3, 2004, the holders of our Series E-1 preferred stock converted their shares of Series E-1 preferred stock plus accrued dividends into 78,828 shares of Series F preferred stock. Also, on March 3, 2004, the holders of promissory notes in the aggregate principal amount of $1.5 million converted the notes plus accrued interest into 15,160 shares of Series G preferred stock. Also, other existing investors purchased 70 shares of Series G preferred stock resulting in proceeds to us of $7,000. As a result of these transactions, in the first quarter of 2004, we recognized a beneficial conversion expense, which we calculated as the difference between the offering price and the fair value of the underlying common stock, and limited to the amount of proceeds allocated to the Series F and G preferred stock in accordance with EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenue.    Our revenue increased 92% to $26.7 million for the year ended December 31, 2003 from $13.9 million for the year ended December 31, 2002. The increase was primarily due to increased shipments of our video camcorder microdisplay product. We recognized $19.0 million from sales of our video camcorder microdisplays for the year ended December 31, 2003, compared to $7.4 million for the year ended December 31, 2002. We recognized $6.4 million in revenue associated with sales of our digital still camera microdisplay products for the year ended December 31, 2003, compared to $5.4 million for the year ended December 31, 2002. The increase in revenue for video camcorder microdisplays was due to increased shipments to our largest customer resulting from its adoption of our microdisplay in additional video camcorder models. The increase in revenue for digital still camera microdisplays was also due to increased shipments resulting from additional demand from one of our largest customers.

        Cost of sales.    Our cost of sales increased 79% to $23.6 million, or 89% of revenue, for the year ended December 31, 2003, from $13.2 million, or 95% of revenue, for the year ended December 31, 2002. The increase in cost of sales was primarily due to increased costs associated with increased unit volume of our video camcorder microdisplay product.

        Gross profit.    Our gross profit increased 329% to $3.0 million, or 11% of revenue, for the year ended December 31, 2003, from $0.7 million, or 5% of revenue, for the year ended December 31, 2002. The increase in gross profit was primarily due to increased shipments associated with our video camcorder microdisplay product. The increase in gross margin percentage was primarily due to reduced product costs achieved as a result of improved economic terms with our contract manufacturer.

        Sales, general and administrative.    Our sales, general and administrative expenses decreased 35% to $3.9 million, or 14% of revenue, for the year ended December 31, 2003, from $6.0 million, or 43% of revenue, for the year ended December 31, 2002. The decrease was due to our purchase of equipment that had previously been subject to a capital lease, which resulted in lower depreciation charges because we began to depreciate the equipment over its estimated remaining useful life, which was greater than the lease term over which the assets were previously depreciated. The decrease was also attributable to the elimination of depreciation charges on prototyping and production equipment that we disposed of in connection with our decision to eliminate our television microdisplay development and production program.

        Research and development.    Our research and development expenses increased 2% to $6.0 million, or 22% of revenue, for the year ended December 31, 2003, from $5.9 million, or 42% of revenue, for the year ended December 31, 2002. The level of expenditure with respect to our research and development efforts remained relatively constant during 2003 and 2002 as we focused on the design and development of our next generation digital still camera microdisplay, the LV311, beginning in the second quarter of 2002 and our LV201 product, beginning in the fourth quarter of 2003.

        Other expense.    We incurred interest expense of $1.2 million for the year ended December 31, 2003 and for the year ended December 31, 2002. Most of our interest expense was related to deferred interest on our debt financing agreement with Hewlett-Packard.

        Net loss attributable to holders of our common stock.    Our net loss attributable to holders of our common stock decreased 16% to $10.3 million for the year ended December 31, 2003, from $12.3 million for the year ended December 31, 2002. The decrease in net loss attributable to holders of our common stock was primarily due to:

  •
  an increase in total revenue, as described above;

  •
  an increase in gross profit, as described above; and

  •
  a decrease of sales, general and administrative expense due to refinancing of an equipment lease and the impact of an equipment impairment charge taken in 2002, partially offset by a $2.4 million preferred stock dividend on our then outstanding Series E preferred stock in 2003.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Revenue.    Our revenue decreased 27% to $13.9 million for the year ended December 31, 2002, from $19.1 million for the year ended December 31, 2001. The decrease in revenue was primarily attributable to lower average selling prices for our video camcorder microdisplays resulting from a phase out of our initial video camcorder product customer in 2001, and the elimination of substantially all of the $1.3 million of revenue we generated in 2001 from sales of our projection television microdisplay products, which we terminated in 2002. The decrease was partially offset by our acquisition of a new video camcorder product customer in 2002. We recognized $7.4 million from our sales of video camcorder microdisplay products in 2002, compared to $11.1 million in 2001. We recognized $5.4 million from our sales of digital still camera microdisplay products in 2002, compared to $5.1 million in 2001. The increase in digital still camera microdisplay revenue was mainly due to higher pricing for additional features on a new display for a new customer in 2002.

        Cost of sales.    Our cost of sales decreased 56% to $13.2 million, or 95% of revenue, for the year ended December 31, 2002, from $30.1 million, or 157% of revenue, for the year ended December 31, 2001. The decrease in cost of sales was primarily due to the discontinuance of our projection television microdisplay products in the first fiscal quarter of 2002. Low yields and high start-up costs, including high costs to dispose of scrap silicon materials, resulted in negative margins on this product in 2001.

        Gross profit.    Our gross profit increased to $0.7 million, or 5% of revenue, for the year ended December 31, 2002, from an $11.0 million loss, or 57% of revenue, for the year ended December 31, 2001. The increase in gross profit was primarily due to the discontinuance of our projection television microdisplay products in the first fiscal quarter of 2002. Low yields and high start-up costs, including high costs to dispose of scrap silicon materials, resulted in negative margins on this product in 2001.

        Sales, general and administrative.    Our sales, general and administrative expenses increased 5% to $6.0 million, or 43% of revenue, for the year ended December 31, 2002, from $5.7 million, or 30% of revenue, for the year ended December 31, 2001. The increase in expenses in 2002 resulted from an equipment impairment charge of $0.7 million resulting from cancellation of our television microdisplay program, offset in part by reductions in sales expenses. The impairment charges related primarily to the disposal of prototyping and production equipment related to our television microdisplay program.

        Research and development.    Our research and development expenses decreased 39% to $5.9 million, or 42% of revenue, for the year ended December 31, 2002, from $9.7 million, or 51% of revenue, for the year ended December 31, 2001. The decrease in research and development expenses was mainly due to the elimination of research and development efforts pertaining to our television microdisplay programs in early 2002.

        Other expense.    Our interest expense decreased 8% to $1.2 million, or 9% of revenue, for the year ended December 31, 2002, from $1.3 million, or 7% of revenue, for the year ended December 31, 2001. Most of our interest expense was related to deferred interest on our debt financing agreement with Hewlett-Packard.

        Net loss attributable to holders of our common stock.    Our net loss attributable to holders of our common stock decreased 55% to $12.3 million, or 88% of revenue, for the year ended December 31, 2002, from $27.3 million, or 143% of revenue, for the year ended December 31, 2001. The decrease was primarily due to:

  •
  improvement in gross profit due to cancellation of our projection microdisplay program for the television marketplace (we cancelled this program in the first quarter of 2002 and incurred substantial start-up costs of production and resulting negative gross margins in 2001); and

  •
  elimination of research and development costs associated with our projection microdisplay program for the television marketplace.

  Quarterly Results of Operations and Seasonality

        The following table sets forth unaudited financial and operating data in each fiscal quarter during 2002 and 2003 and the first quarter of 2004. The unaudited quarterly information reflects all adjustments, which include only normal and recurring adjustments, necessary to present fairly the information shown.

	2002				2003				2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(In thousands, unaudited)
Revenue	$2,362	$2,960	$3,634	$4,957	$6,595	$5,526	$6,984	$7,574	$10,427
Cost of sales	2,465	2,931	3,356	4,485	5,849	4,961	6,267	6,540	9,392

Gross profit (loss)	(103)	29	278	472	746	565	717	1,034	1,035
Sales, general and administrative	1,511	1,598	1,180	1,711	1,035	816	912	1,092	1,085
Research and development	1,499	1,283	1,323	1,770	1,341	1,605	1,603	1,435	1,475

Total operating expenses	3,010	2,881	2,503	3,481	2,376	2,421	2,515	2,527	2,560
Loss from operations	(3,113)	(2,852)	(2,225)	(3,009)	(1,630)	(1,856)	(1,798)	(1,493)	(1,525)
Other expense, net	(253)	(254)	(269)	(336)	(290)	(294)	(222)	(250)	(295)

Net loss	$(3,366)	$(3,106)	$(2,494)	$(3,345)	$(1,920)	$(2,150)	$(2,020)	$(1,743)	$(1,820)

        Our quarterly operating results may fluctuate significantly because of several factors, including the timing of new product offerings by our customers, fluctuations in demand for our microdisplays and general economic conditions.

Liquidity and Capital Resources

        As of March 31, 2004, we had $2.7 million in cash, cash equivalents and short-term investments. On May 24, 2004, we completed a private placement of debt securities that provided approximately $3.5 million in net proceeds to us prior to issuance costs.

        Our operating activities used cash in the amount of $21.5 million in 2001, $5.0 million in 2002 and $3.1 million in 2003. The decrease in our operating cash flow deficit is the result of the reorganization of our business in 2002 and the cessation of development and manufacturing activities related to projection television displays. Our operating activities provided cash in the amount of $0.7 million for the three months ended March 31, 2004, primarily due to increased shipments of products and related increases in accounts payable. Our inventories decreased $1.4 million in 2001, $1.7 million in 2002 and $0.2 million in 2003, due to the transfer of raw materials purchasing responsibility to our contract manufacturer as part of our decision to adopt an outsourced business model. Our inventories increased by $40,000 in the three months ended March 31, 2004. Our accounts receivable decreased $0.2 million in 2001, $0.8 million in 2002 and $0.2 million in 2003 due to fluctuations in revenue, timing of customer payments and our utilization of a foreign receivables financing bill of exchange program, or bill of exchange, under which we sell certain assets to our bill of exchange bank. The bill of exchange is described in more detail below. Our accounts receivable increased $0.6 million in the three months ended March 31, 2004 due to increased product shipments not included in the bill of exchange program. Our accounts payable and accrued expenses increased $0.3 million in 2001, $1.0 million in 2002, $2.1 million in 2003 and $2.7 million in the three months ended March 31, 2004. These changes are due to the timing of payments to suppliers and increasing shipments to customers and associated revenue and obligations to suppliers. The amount of our accounts payable varies considerably from period to period due to significant fluctuations in product shipment and revenue. To provide additional funding during the recent economic downturn, we have extended payment terms with our contract manufacturer for payment of product shipped, which can result in high levels of accounts payable in periods subsequent to the period when revenue is recognized from product sales. We are working with our contract manufacturer to shorten our payment cycle for accounts payable associated with product shipment, and we also anticipate further improvement of our accounts payable cycle after we complete this offering. Additionally, in order to provide a more direct link between our contract manufacturer and suppliers of our raw materials, and also in order to provide additional funding to us during the recent economic downturn, we transferred responsibilities for purchasing raw materials inventories to our contract manufacturer in 2001 and 2002, accounting for our relatively low inventory levels (comprised mainly of FLC materials and small levels of completed products).

        Our investing activities used cash of $0.7 million in 2001, $0.2 million in 2002, $0.6 million in 2003 and $0.2 million in the three months ended March 31, 2004. Investing activities primarily represented purchases of capital equipment and costs associated with patents and other assets. Our financing activities provided $20.2 million in 2001 and $5.4 million in 2003. Financing activities primarily represented proceeds from the issuance of preferred stock and proceeds from notes payable. In 2002, our financing activities used cash of $1.1 million, primarily related to principal payments due under capital lease obligations. In the three months ended March 31, 2004, our financing activities used cash of $0.1 million due primarily to payments on our equipment financing arrangement with Silicon Valley Bank.

        On May 24, 2004, we completed a private placement of debt securities that resulted in $3.5 million of proceeds. We will use the net proceeds from this offering to repay outstanding debt, to fund future product development and to meet our working capital needs. The remaining net proceeds in addition to our existing cash balances will be invested in short-term, investment grade, interest-bearing instruments, pending their use to fund working capital and capital expenditures as required.

        Our indebtedness at March 31, 2004 relates primarily to a $10.0 million debt financing agreement that we entered into with Hewlett-Packard in February 1999. The promissory note associated with this financing agreement accrues interest at nine percent per annum and is due, in total with related accrued interest payable, at maturity on February 19, 2008. At March 31, 2004, the outstanding principal under the note was $10.0 million, and accrued interest payable was $4.4 million. Interim payments on the note are due on the following dates and in the following amounts: $0.5 million due on February 19, 2006, $1.0 million due on August 19, 2006, $1.5 million due on February 19, 2007 and $2.0 million due on August 19, 2007. The amounts paid under this schedule reduce principal and interest due upon maturity of the note. If we repay all of our obligations under the note before it matures in 2008, we are able to retire the note at a discount. We will receive a 20% credit for amounts paid in excess of $1.5 million on or before February 19, 2006, and following February 19, 2006, we will receive a ten percent credit for amounts paid in excess of $3.5 million on or before February 19, 2007. We will use a portion of the proceeds of this offering to fully repay our obligations under the note, which requires that we give Hewlett-Packard 60 days notice. Repayment of the note in full would require payment of approximately $12.2 million if we pay the note on or about October 1, 2004, while the principal balance plus accrued interest on that date would be approximately $14.9 million.

        Our indebtedness at March 31, 2004 also includes $1.0 million in accrued royalties pertaining to an amendment to a winding up agreement with Agilent Technologies, Inc. for payment of outstanding royalties owed. Under this amendment, on a quarterly basis, we pay one-third of the royalty amounts owed on defined product shipments and defer two-thirds of such royalties owed. Interest on deferred royalties is 16% compounded quarterly, and the maturity date of the deferred royalty obligation is January 30, 2005.

        Our bank facility is comprised of a $5.0 million bill of exchange facility. Under our bill of exchange, we sell certain assets to our bank at 100% of face value. We incur fees of approximately one percent of the value of the assets sold to the bank. Funding amounts are available to us when the bank verifies and accepts the assets. We may use a portion of the proceeds of this offering to reduce the utilization of our bill of exchange financing facility.

        The following table describes our commitments, as of December 31, 2003, to settle contractual obligations in cash during the periods indicated:

	Payments Due by Period
(In thousands)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt(1)	$1,851	$5,091	$9,192	$—	$16,134
Capital leases	23	12	—	—	35
Operating leases(2)	346	318	—	—	664
Purchase obligations(3)	3,937	—	—	—	3,937
Royalty obligations	799	—	—	—	799

Total contractual obligations	$6,956	$5,421	$9,192	$—	$21,569

(1)
Long-term debt consists of principal and accrued interest due on the convertible promissory note we issued to Hewlett-Packard on February 11, 2003, which is payable in either cash or convertible into stock upon a qualified initial public offering, principal due on the bridge note issued December 31, 2003 and principal and accrued interest at 5.75% due on the note payable to the bank issued April 4, 2004.

(2)
We lease facilities and equipment under various non-cancellable operating leases.

(3)
Purchase obligations include commitments to purchase goods and services that in some cases may include provisions for cancellation.

        We believe our existing cash balances and short-term investments, together with our bill of exchange facility, the proceeds of this offering and cash expected to be generated from operating activities, will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future capital requirements will depend on many factors, including our level of revenue, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

        As a public company following completion of this offering, we will incur significant legal, accounting and other expenses that we do not incur as a privately-owned company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect that these new rules and regulations will increase our legal and financial compliance costs and make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot currently estimate the amount of additional costs we may incur or the timing of such costs. However, these additional costs could significantly increase our sales, general and administrative expenses in periods following completion of this offering.

Recent Accounting Pronouncements

        FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued in November 2002. FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002 and are applicable to certain guarantees issued by us before December 31, 2002.

We adopted FIN 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have an impact on our financial position, results of operations or cash flows.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. We have adopted the transition and annual disclosure requirements of SFAS No. 148 which are effective for fiscal years ending after December 15, 2002 and have elected to continue to account for employee stock options under APB Opinion No. 25. The interim disclosure requirements are effective for interim periods commencing after December 15, 2002. The adoption of this standard did not have an effect on our financial position, results of operations or cash flows.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. In 2003, the adoption of EITF Issue No. 00-21 did not have an impact on our financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity or temporary equity. SFAS No. 150 becomes effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of this standard did not have an effect on our financial position, results of operations or cash flows.

        In December 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition, which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have an effect on our results of operations, financial position or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

  Foreign currency exchange risk

        We are an international company, selling our products globally, in particular to contract manufacturers and distributors principally in Japan. Historically, we have transacted business primarily in U.S. dollars. Beginning in 2004, we received the option under our distribution and manufacturing arrangements to denominate some of our transactions in Japanese yen or U.S. dollars. In the future, we expect an increasing portion of our business to be denominated in Japanese yen. As a result, future fluctuations in the value of the U.S. dollar versus the yen may affect the competitiveness of our products, gross profits realized and results of operations. Further, we incur expenses in countries, principally Japan, that are denominated in currencies other than the U.S. dollar. We cannot estimate the effect that an immediate 10% change in foreign currency exchange rates would have on our future operating results or cash flows as a direct result of changes in exchange rates. However, we do not believe that we currently have any significant direct foreign currency exchange rate risk, and we have not hedged foreign currencies or used any other derivative financial instruments. We may in the future develop contract manufacturing and distribution capabilities in other Asian countries including China and Taiwan, and it is difficult to estimate foreign currency exchange risk that may result from these potential transactions.

  Market interest rate risk

        Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and, in the future, the fair value of our investments. We manage our exposure to financial market risk by performing ongoing evaluations of our investment portfolio. We presently invest in short-term market rate bank accounts, certificates of deposit issued by banks, high-grade corporate securities and government bonds maturing approximately twelve months or less from the date of purchase. Due to the short maturities of our investments, the carrying values approximate fair value. In addition, we do not use our investments for trading or other speculative purposes. Due to the short duration of our investment portfolio, we do not expect that an immediate 10% change in interest rates would materially affect the fair value of our portfolio. Therefore, we would not expect that a sudden change in market interest rates will significantly affect our operating results or cash flows.

BUSINESS

Our Company

        We design, develop and market microdisplays used today primarily as electronic viewfinders in digital still cameras and video camcorders. Electronic viewfinders are a standard feature in video camcorders and have begun to replace standard optical viewfinders in digital still cameras. Video camcorder and digital still camera consumers use the electronic viewfinder to frame, focus and preview images. We believe that many shoppers comparing digital still cameras evaluate the quality of a digital still camera based on the image quality observed in the electronic viewfinder or the back panel display, because these displays are the only way in the store to observe the captured image. Our microdisplays combine our proprietary FLC mixtures with standard commercially available CMOS silicon to create FLCOS technology, which offers image quality that we believe to be superior to other available electronic viewfinders. Electronic viewfinders also have an advantage over standard optical viewfinders because an electronic viewfinder displays the image as seen through the camera lens. Seeing the image through the lens allows the photographer to properly frame images when using a camera with high optical zoom. Additionally, camera manufacturers consider ease of integration, cost and power consumption to be important factors in selecting microdisplays for use as electronic viewfinders in their products. Our microdisplays incorporate proprietary controller and interface features that provide our customers with a highly integrated microdisplay solution addressing each of these requirements. Many of the leading digital still camera and video camcorder brands use or have used our microdisplays in their electronic viewfinders, including Hewlett-Packard, Kodak, Kyocera and Sony. Our microdisplays are used only in the electronic viewfinders featured in our customers' products, and not in the flat-panel displays that are included in most digital still cameras and video camcorders.

        We concentrate our resources on technology, design and product development and outsource our manufacturing and distribution. We have formed strategic manufacturing and distribution relationships to create a high volume manufacturing supply chain. Through this proven manufacturing approach and process, we have delivered over five million microdisplays to the leading digital still camera and video camcorder manufacturers since we began production of electronic viewfinders in December 2000.

        We were founded in 1984, began commercialization of microdisplays in 1998 and adopted our current business focus on the electronic viewfinder market in 2002. In December 2000, we first began shipping our electronic viewfinders in volume and recognizing material revenue from the sale of such products. A significant portion of our focus and investment between 1999 and the first quarter of 2002 was on our projection television microdisplay product line. We incurred substantial expenditures and losses in connection with this product line until its cancellation in the first quarter of 2002, when we refocused our business model on the viewfinder markets that we were then developing and are continuing to serve. We believe our decision to focus on viewfinders improved our financial performance and better positioned us to meet our strategic goals.

Industry Overview

        Microdisplays present high resolution images that are magnified by a lens or projected onto a screen or other surface for viewing. Many consumer electronics products have begun to incorporate microdisplays due to their size and image quality benefits. Rear projection televisions project an image from a microdisplay onto the back of a translucent screen; home theater projectors cast the image which a microdisplay produces onto a remote screen. In near-to-eye applications, such as a digital still camera viewfinder, a lens in the viewfinder magnifies the microdisplay for viewing by the end-user. iSuppli Corporation, a leading provider of consumer electronics industry research, forecasts that the worldwide market for microdisplays will grow from approximately $1.1 billion in 2003 to approximately $1.9 billion in 2007.

  Evolution of Microdisplay-Based Electronic Viewfinders

        Advances in display technologies have resulted in a number of major industry transitions from cathode-ray tube televisions to flat panel liquid crystal and plasma displays. Microdisplays are driving similar transitions in a number of display applications as emerging display technologies such as FLCOS penetrate commercial products. According to Stanford Resources, an independent provider of research on the display sector, the worldwide market for microdisplays will grow from approximately $850 million, or approximately 19 million units shipped, in 2002 to approximately $2.1 billion, or more than 48 million units shipped, in 2008.

        Electronic viewfinders for video camcorders provide the user with a real-time view of the images being recorded. Early electronic viewfinders were simply miniaturized versions of the cathode-ray tube displays used in older-generation televisions and computer monitors. Today, nearly all video camcorders shipped have microdisplay viewfinders. Based on Techno Systems Research, a marketing research company based in Japan, and our estimates, we expect the worldwide video camcorder electronic viewfinder market to grow from 14.3 million units shipped in 2003 to 18.5 million units shipped in 2007, assuming that most video camcorders continue to ship with an electronic viewfinder.

        Display technologies such as FLCOS and transmissive thin-film transistor, or TFT, have led to advances in microdisplay-based electronic viewfinders, which have significantly enhanced image quality. With these newer technologies, microdisplay-based electronic viewfinders are now being incorporated into consumer electronics applications such as digital still cameras with improved product characteristics that were previously unattainable.

  Growth and Enhanced Performance of Digital Still Cameras

        Digital still cameras are one of the fastest growing consumer electronic product segments. According to Techno Systems Research, over 47 million digital still cameras were shipped worldwide in 2003, a 74% increase over 2002 shipments. By 2007, Techno Systems Research expects this amount to grow to approximately 94 million digital still cameras shipped. The majority of digital still cameras today use a standard optical viewfinder and include a small flat panel display on the back of the camera. Technology advances are enabling camera manufacturers to increase camera performance, such as higher image sensor resolution (expressed as a number of megapixels), higher optical zoom and longer battery life. Adding optical zoom capabilities over 3X causes standard optical viewfinders to frame images less precisely because of the difference in image frame as seen through the standard optical viewfinder and the picture frame captured by the camera lens. Therefore, we believe digital still camera manufacturers are increasingly adopting electronic viewfinders.

  Requirements for Electronic Viewfinder Suppliers

        The digital still camera and video camcorders industries are intensely competitive. Digital still camera and video camcorder manufacturers seek to produce differentiated products more rapidly and cost-effectively than their competitors. To achieve these goals, we believe camera manufacturers seek to incorporate the following attributes found in electronic viewfinders while minimizing the cost of their cameras:

        High Quality Images.    Consumers usually look through the viewfinder when shopping for cameras. We believe the quality of the image they observe plays a key role in influencing their choice of a digital still camera or a video camcorder. Image quality is also an important aspect of a user's ongoing satisfaction with the digital still camera or video camcorder once purchased.

        Short Design Times.    Generally, camera manufacturers target new model introductions every six months to keep pace with rapid changes in consumer preferences and to take advantage of newly available technologies. As a result, camera manufacturers prefer components that can be easily integrated electronically and mechanically into new products. Component suppliers must be able to support short development cycles and market introduction schedules.

        Small Form Factor.    The trend by manufacturers to reduce the size of their digital still cameras or video camcorders and at the same time incorporate more features requires that component suppliers similarly reduce the size of their devices.

        Power Consumption.    Even as camera manufacturers increase their products' performance, which tends to increase the power consumption of the devices, consumers desire longer battery life. Therefore, manufacturers seek to minimize power consumption for all digital still camera and video camcorder components.

Our Solution

        We design, develop and market microdisplays that use our proprietary FLC materials and our proprietary display controller and interface features. Our products incorporate our reflective FLCOS devices that are approximately 0.25 inches diagonally (roughly the diameter of a pencil eraser) that today are used primarily as electronic viewfinders in digital still cameras and video camcorders. We have applied our expertise in FLC materials, semiconductor design, magnification optics and display illumination, along with our manufacturing knowledge, to translate the chemical and physical advantages of FLCs into high performance microdisplay solutions that deliver the following benefits to our customers:

        High Quality Images.    We believe our proprietary reflective FLCOS solutions offer higher quality images than competing microdisplay technologies. The physical and chemical properties of FLCs provide advantages over other liquid crystals, most notably greater pixel fill factor. Our technology illuminates all of the pixels in our displays by rapidly sequencing through red, green and blue images. Therefore, each pixel can show the exact desired color across the entire pixel. Our FLC technology can rapidly sequence through color images because it switches up to 100 times faster than competing liquid crystal technologies. Competing technologies form a single pixel using a triad of red, green and blue dots that are surrounded by non-illuminated circuitry, resulting in only a fraction of the display being illuminated. With our approach to generating color, our microdisplays have a pixel fill factor that exceeds 90%. Competing technologies, because of their color triad, have pixel fill factors of less than 50%. Accordingly, we believe our microdisplays produce a much clearer picture.

        Easy Product Integration and Rapid Time to Market.    We provide a complete system-level solution that incorporates the display device, video interfaces, polarizers and LEDs in an integrated package. This approach differs from competing offerings that require additional integrated circuits. We believe that our complete system-level solution simplifies the design of digital still cameras and video camcorders and allows our customers to shorten their product design cycles. This provides our customers with a potential competitive advantage because time to market is typically a major determinant of product success in the digital still camera and video camcorder markets. Our FLC materials provide for smaller pixels, further reducing the size of our display relative to its image resolution making them easily integrated into digital still cameras and video camcorders. Additional camera cost and size advantages arise from the ability of our FLC material to be driven directly by the low voltages available from camera battery power systems, eliminating the need for the voltage step-up systems required by our competitors' products.

        Scalable Technology.    Our FLCOS technology is based on standard commercially available complementary metal oxide semiconductor, or CMOS, technology. CMOS is the dominant semiconductor technology for microprocessors, memories and many other integrated circuits, and is generally characterized by rapid technological improvement. Our FLCOS technology benefits from improvements in CMOS technology, allowing us to continually improve the price and performance of our products through the evolution of standard silicon process geometry. FLCOS microdisplays use lowest cost standard-logic silicon wafers purchased from multiple merchant silicon foundries, ensuring competitive sourcing and adequate supply.

Our Strategy

        Our goal is to be the leading provider of microdisplays to consumer electronics companies by using our proprietary FLC technology and our expertise in semiconductor design, magnification optics and display illumination. The principal elements of our strategy are to:

        Expand Our Sales to New and Existing Customers.    The digital still camera and video camcorder markets are highly concentrated, with a small number of manufacturers constituting a majority of industry sales. In 2003, nine primary camera manufacturers made up approximately 88% of the worldwide digital still camera market, with Sony, Canon and Olympus being the largest. In 2003, eight primary manufacturers made up approximately 99% of the video camcorder market, with Sony, JVC and Panasonic being the largest. Our immediate goal is to be a supplier to each of the major digital still camera and video camcorder companies and to become their primary supplier of microdisplays. Eight of the nine top digital still camera manufacturers evaluated our next generation color electronic viewfinder for mid-range digital still cameras, the LV311, for use in their 2004 and 2005 camera models. During the second quarter of 2004, one manufacturer began shipping cameras employing the product, and we began shipping production volumes of the product to a second manufacturer for the introduction of a new camera model. Today, the primary customer for our black and white product is Sony, and our primary customers for the LV311 are Kyocera and Kodak.

        Strengthen Relationships with Key Customers.    Given the significant sales concentration in the digital still camera and video camcorder industries, developing close relationships with leading manufacturers is a critical factor for our success. We work with the design engineering personnel of our current and prospective customers at their product definition stage to understand the challenges of our customers early in a design cycle. As a result, we can better tailor our product development efforts to support our customers. As part of this effort, we have invested in sales support and technical support operations in Japan, where the majority of our customers are located. With these operations, we can be very responsive to our existing and prospective customers. We also have established an in-house customer support engineering group at our U.S. facility that assists our customers with mechanically integrating our electronic viewfinders into their products.

        Maintain Our Technology Leadership through Continuous Innovation.    We believe that our proprietary FLCOS technology provides critical competitive advantages, and we will continue to invest in research and development to extend our technology leadership while vigorously protecting our intellectual property. We have developed a library of thousands of proprietary FLC materials, which we use to create unique and proprietary mixtures for commercial applications. We continue to invest in research and development to ensure our leadership position in FLC technology. We have also focused on enhancing the architecture and design of the silicon integrated circuit that acts as the electronic control behind our microdisplay products to continue to provide additional features and enhance performance. We believe that our combination of patents, trade secrets, know-how and design expertise, which we have continuously developed since our inception, creates a significant barrier to entry for any company seeking to develop a commercially viable FLC microdisplay. As of July 22, 2004, we held 50 U.S. and twelve foreign patents, with 16 U.S. and nine foreign patent applications pending.

        Leverage Our Outsourced Business Model to Further Improve Cost Competitiveness.    By outsourcing manufacturing, we believe we are able to take advantage of lower cost production regions and established manufacturing facilities, which others own and operate. Our strategic partners, Miyota and Fujitsu, invest in the manufacturing processes and raw materials inventory required to produce our products. Our distributor in Japan, Nissho Electronics, provides customer management and order processing services. We believe that by using this approach, we can rapidly grow our business by reducing our capital and operating requirements and focus on product development. In addition, by using standard commercially available CMOS technology, we are able to benefit from the semiconductor industry's economies of scale. We intend to continue to reduce our product costs by improving manufacturing yields, reducing materials costs, moving to lower cost labor markets and extending our relationships with third-party manufacturers.

        Expand Our Electronic Viewfinder Product Offerings.    Our current electronic viewfinder products address the mid-range digital still camera market and the video camcorder market. The mid-range digital still camera market includes cameras with an average selling price of $500 and image sensors in the three to six megapixel range. We expect that the mid-range digital still camera market will make up approximately 40% of the total market for digital still cameras in 2004. We also currently ship a monochrome electronic viewfinder to video camcorder manufacturers. We expect that approximately 30% of video camcorders will ship with monochrome electronic viewfinders in 2004. We have demonstrated a new electronic viewfinder targeting the compact digital still camera and color video camcorder markets, and we expect to begin production volume shipments in late 2004. We are also developing the LV922, a color electronic viewfinder, to address the high-end digital still camera market.

        Identify and Pursue New Applications for our Technology.    Our focus today is on the electronic viewfinder market. Over time, we intend to apply our microdisplay technology in other display and non-display applications. Potential display opportunities for us include miniature projection, heads-up and head-mounted displays. We have demonstrated laboratory prototypes suitable for these applications using our existing microdisplay panels. Outside the display area, our FLC technology may be applicable to making write heads for optical data storage drives that utilize holographic recording. We have supplied samples of our existing microdisplay panels to several companies that have used them in their laboratory prototype holographic drives. We have also demonstrated, in the laboratory, prototypes of optical switching and tuning components for telecommunications networks. We may explore strategic partnerships, acquisitions and licensing arrangements to exploit these and other potential opportunities in new markets.

        With respect to holographic data storage, we share jointly with InPhase Technologies, Inc. an Advanced Technology Program, or ATP, award from the National Institute of Standards and Technology, or NIST. Under this award, we plan to develop technology to enhance performance of microdisplay-type write heads, while InPhase plans to develop a laboratory prototype holographic data storage drive. These developments are intended to provide advances beyond the baseline holographic storage technologies of InPhase and us individually and are not likely to be incorporated into products until the successful introduction of a product based on the baseline technologies. In conjunction with the ATP award, in October 2003, we entered into an agreement with InPhase covering the responsibilities of each party while carrying out the NIST work, under which we will earn approximately $2.4 million in exchange for our development efforts. Each party has agreed to provide the other with information related to their work under the ATP program, has agreed that each party will individually own intellectual property developed solely by that party and has granted the other party non-exclusive royalty-free licenses to intellectual property developed in the course of the ATP program in defined areas of respective interest. The agreement terminates September 30, 2005, concurrent with the termination of the ATP award.

Technology Background

        We believe our electronic viewfinders offer customers two substantial advantages not offered by any of our competitors: photograph-like image quality and a complete solution for simple camera design integration. These value-added features result from our proprietary reflective FLCOS technology. We believe we are the only commercial producer of FLCOS-based microdisplays. Existing electronic viewfinder technologies used in digital still cameras and video camcorders are listed in the table below.

        Transmissive technology, illustrated in the third column of the table, is the same technology used in direct-view TFT displays used in notebook computers. A white light source illuminates TFT displays from the rear of a display. This light passes through liquid crystal light switches, which only allow certain colors to pass through the display. Three types of switches, one for red light, one for green light and one for blue light are required to form a single pixel. Because transmissive switches incorporate electronics that do not pass light, less than 50% of the display's surface area is illuminated with color. When magnified, this limited illumination of the display's surface results in a "screen door" effect, which resembles an image with a mesh screen laid on top of the picture.

        Emissive technology, illustrated in the fourth column of the table, is implemented using organic light emitting diodes, or OLEDs. OLED displays create color picture elements using three types of light emitting diodes, or LEDs, one red, one green and one blue, each of which emit light from the surface of the emissive display. The image produced by emissive displays is very similar in appearance to transmissive displays. Therefore, the magnified image quality is also degraded by the screen door effect.

        Reflective technologies, illustrated in the first and second columns of the table, illuminate the front of a display with LEDs. Each small mirror-like pixel on the surface of the microdisplay reflects light to the viewer's eye. Reflective microdisplays generate different colors by alternating the display of red, green and blue picture elements in sequence. Reflective microdisplays based on ferroelectric liquid crystal technology and on nematic liquid crystal technology, shown in the first and second columns above, differ principally in their switching speeds. The different types of liquid crystal materials respond in fundamentally different ways to electrical drive. For FLCs, positive electrical drive switches the liquid crystal optically on, while negative drive switches the liquid crystal optically off. In contrast, nematic liquid crystals are switched on by either polarity and turn optically off by a relaxation process after the removal of electrical drive. Because this relaxation process gets progressively slower at low temperatures, nematic devices have difficulty providing switching fast enough for sequential color display in portable applications where ambient temperatures may be low.

        Our reflective microdisplay technology, illustrated in the first column of the table, is based on proprietary FLC materials. In our FLCOS microdisplays, an electrical voltage is applied from underlying silicon circuits to each of the pixels comprising the display. The polarity of this voltage turns each pixel on and off independently. This on/off sequence is rapidly repeated 360 times per second so that the viewer perceives the combination of the red, green and blue as a single color. We believe our proprietary FLCs are the only known liquid crystals capable of switching on and off quickly enough to produce a commercially viable sequential-color reflective electronic viewfinder capable of operating over the required ambient temperature ranges. Furthermore, the surface area of our reflective display is over 90% illuminated, providing the viewer with a photographic quality image that avoids the screen door effect and is superior to microdisplays based on transmissive and emissive technologies.

  Core Technologies

        We believe our core technologies provide continuing competitive advantages for our products. FLC materials uniquely combine fast switching (ten to 100 times faster than competing nematic liquid crystals) with low drive voltage. The composition of the FLC material, in particular, the structures of the constituent organic molecules, determine these properties. We continuously strive to improve the environmental and optical switching performance of our FLC materials by designing new target molecules, synthesizing them in our chemistry laboratories and formulating them into new mixtures, which we then subject to rigorous environmental qualification.

        We rely on sophisticated chemical models and extensive laboratory experience to design new molecule structures for our FLC technology. During our 20-year history, our chemists have synthesized more than 2,200 liquid crystal compounds and have formulated them into over 6,000 novel mixtures. We index the properties of these compounds and mixtures in a proprietary database that helps us predict liquid crystal performance from molecular structures. We synthesize novel FLC molecules at the rate of one or two new structures per week, allowing us to continuously enhance our FLCOS products.

        The silicon area, or backplane, behind our FLCOS reflective display pixels gives us the opportunity to integrate into the FLCOS display all of the memory and control circuits necessary to sample the input video signal and convert it to the pixel drive signals that create the displayed image. The LV311 product that we began shipping in February 2004 contains approximately 17 million transistors. We believe that it is the first microdisplay delivered to the market that integrates video to sequential color. Further, we rely on state-of-the-art semiconductor design tools and simulators to streamline the design process and reduce the time to build a functional integrated circuit.

        Magnification optics and display illumination are the third core component of our FLCOS technology. We apply a combination of commercially available and internally developed tools to design the optical systems, which optimize image quality while minimizing the cost and size of the optics contained in our electronic viewfinders.

Products

        Our current products are small displays, measuring less than 0.3 inches diagonally, which are magnified to produce the electronic viewfinder image. Our displays are separate from the digital camera back panel displays used to review captured images. We believe superior image quality and ease of integration into our customers' products differentiate our electronic viewfinders. In 2003, we shipped two products in volume to customers: QVGA, a color electronic viewfinder product for the digital still camera market, and Zebra, a monochrome electronic viewfinder product for the video camcorder market. We believe the Zebra product captured approximately 50% of the 2003 worldwide market for monochrome electronic viewfinders used in video camcorders. Our QVGA microdisplay had been less successful in the digital still camera market in part because of a non-standard electrical interface. We recently addressed this problem with the introduction of our second generation electronic viewfinder for the digital still camera market, the LV311, which implements our latest FLCOS architecture and is designed to accept industry standard video signals.

Products Shipping and In Development
Model	Resolution (Pixels)	Application	Status
QVGA	320 × 240	• Color electronic viewfinder for digital still cameras	Shipping
ZEBRA	400 × 225	• Monochrome electronic viewfinder for video camcorders	Shipping
LV311	432 × 240	• Color electronic viewfinder for mid-range digital still cameras • Color electronic viewfinder for high-end video camcorders	Shipping
LV201	300 × 224	• Color electronic viewfinder for compact digital still cameras • Color electronic viewfinder for video camcorders	Sampling to customers
LV922	640 × 480 (VGA)	• Color electronic viewfinder for high-end digital still cameras	In development

        Our product designations indicate the number of effective pixels contained in the display, measured in thousands. For example, the LV311 contains 311,000 effective pixels, which means approximately 104,000 (432 x 240) pixels, each of which rapidly sequences through red, green and blue colors during every switching cycle.

        We first demonstrated the LV311 to potential customers in September 2003, with eight of the top nine digital still camera manufacturers evaluating the LV311 for use in their 2004 and 2005 digital still camera models. We shipped the LV311 to Kyocera in the first and second quarter of 2004 and began to ship production quantities to Kodak in June 2004. We currently do not expect to ship to Kyocera in the third quarter. We demonstrated our LV201 product to manufacturers in the second quarter of 2004, and we are shipping sample quantities of the LV201 to manufacturers of digital still cameras and video camcorders. One video camcorder manufacturer has selected the LV201 for use in a new camera model, and Kodak has selected the product for use in a digital still camera model.

Sales and Marketing

        We sell our products through our direct sales force located in the U.S., Miyota and through a third-party distributor, Nissho Electronics, one of Japan's leading distributors and system integrators, which we support through our Japanese subsidiary. Miyota is the exclusive distributor of our video camcorder microdisplay products in Japan under a private-label agreement. Miyota purchases our electronic viewfinders for video camcorders and sells them under the Miyota name to customers in Japan. The private-label agreement is part of our manufacturing agreement with Miyota. Nissho is the exclusive distributor of our electronic viewfinders used in digital still cameras in Japan. Nissho purchases our electronic viewfinder products under purchase orders at prices which we and Nissho negotiate annually.

        Our engineering, sales and marketing teams are actively involved with both our digital still camera and video camcorder manufacturing customers during all phases of design, testing, qualification and production support by providing technical and marketing assistance. We work at the camera definition stage to understand the challenges faced by our current and prospective customers' design and engineering personnel. By engaging our customers early in the design cycle, we are better able to tailor our product development efforts to support them. We also have established an in-house customer support engineering group to assist our customers with the mechanical integration of our electronic viewfinders into their products, thereby reducing the time required to bring their products to market. This assistance helps customers accelerate their design process, achieve cost effective and manufacturable designs and facilitates a smooth transition into high-volume production.

        Our end market is highly concentrated among a few significant digital still camera and video camcorder manufacturers. As a result, we believe that with our focused customer approach, we can grow rapidly without incurring major sales and marketing expenses.

Customers

        We sell our microdisplay products principally to the major manufacturers of digital still cameras and video camcorders. Few manufacturers control a large majority of these markets, and most of the major manufacturers are currently using or evaluating our products. Many of the leading digital still camera and video camcorder brands, including Hewlett-Packard, Kodak, Kyocera, Minolta and Sony, use or have used our electronic viewfinders.

        For the quarter ended March 31, 2004, sales to Sony (through Miyota) accounted for approximately 84% of our revenue, sales to Hewlett-Packard accounted for 7% of our revenue and Kyocera (through Nissho) accounted for 7% of our revenue. For the year ended December 31, 2003, sales to Sony (through Miyota) accounted for approximately 71% of our revenue, sales to Hewlett-Packard accounted for 21% of our revenue and sales to Minolta accounted for 4% of our revenue. For the year ended December 31, 2002, sales to Sony (through Miyota) accounted for approximately 53% of our revenue, sales to Hewlett-Packard accounted for 18% of our revenue and sales to Minolta accounted for 21% of our revenue. No other customer accounted for more than 10% of our revenue in either year. We do not expect that Hewlett-Packard or Minolta will contribute a significant portion of our revenue in future periods, because Hewlett-Packard does not currently plan to use our electronic viewfinders in its cameras, and Minolta has chosen a competitor's product. In addition, Kyocera was the first camera manufacturer to sell digital still cameras with the LV311, but it has temporarily suspended production of its digital still camera models that employ the LV311 due to production difficulties unrelated to our electronic viewfinders.

Manufacturing

        We contract with third parties for all of our fabrication and assembly as well as the majority of our testing operations. Fujitsu and Chartered Semiconductor, our silicon manufacturing partners, manufacture our silicon integrated circuits, and Miyota uses these circuits to manufacture our products at its facilities in Nagano, Japan under a manufacturing agreement. We believe that with this manufacturing strategy, we can focus on our design and development strengths, minimize fixed costs and capital expenditures and gain access to advanced manufacturing capabilities. We work directly with Chartered and Fujitsu for the development of prototype integrated circuits and reimburse them for a portion of their development costs, and Miyota purchases the integrated circuits directly from the manufacturers under purchase orders.

        Our electronic viewfinders are comprised of a layer of proprietary FLC material between a reflective silicon integrated circuit and a glass window. Chartered and Fujitsu manufacture integrated circuits using a standard 0.25 micron CMOS process technology. After completing the integrated circuits, they deliver the silicon wafers to Miyota who continues the manufacturing process by adding the FLC materials, which we produce at our facility in Colorado, to a glass substrate. Miyota dices the wafers and packages the individual die into final microdisplay products under an exclusive manufacturing agreement. We purchase the microdisplays from Miyota at prices which we and Miyota negotiate based on Miyota's manufacturing costs. Miyota has agreed that costs passed on to us in its operation will be at least as favorable as the costs it passes on to its other customers. Miyota pays us a royalty for using our manufacturing processes in the manufacture of their other customers' products.

        The dependability of our supply chain is a critical factor in our ability to supply high volume products to our customers. We work closely with our suppliers to improve yields, ensure capacity and strengthen supply chain reliability, thereby continuously reducing the manufacturing cost of our products and improving the quality and reliability of our products. We believe that both Miyota and Fujitsu have a proven capability in low cost, high volume, high quality precision manufacturing and have a high degree of specialization in the microdisplay industry. We believe that Miyota and Fujitsu have adequate capacity to handle our current and future volume requirements; however, we are currently evaluating and will continue to evaluate other manufacturers to serve as back up or alternative suppliers to ensure the dependability and potential growth of our supply chain.

Research

        We conduct research to further develop our proprietary core FLC technology and to develop new applications where the unique properties of these proprietary materials and technology provide fundamental and sustainable competitive advantages. Our team of research scientists encompasses competencies in liquid-crystal materials science, organic synthetic chemistry, geometric and diffractive optics and display science. We use advanced design tools to develop the architecture of the integrated circuit that acts as the electronic control for our microdisplay products. We have a prototype manufacturing facility that we use in conjunction with our research activities. Research and development expenses were approximately $9.7 million for the year ended December 31, 2001, $5.9 million for the year ended December 31, 2002, $6.0 million for the year ended December 31, 2003 and $1.5 million for the quarter ended March 31, 2004.

        We have entered into several research and development contracts with U.S. government agencies such as NASA, the National Science Foundation and the U.S. Air Force. As of 2004, we have received approximately $16.0 million of Small Business Innovation Research awards and various other government funding programs. We plan to apply for additional government contracts and funding programs in the future.

        An example of a potential future application of our technology that we now have under development, currently in the laboratory prototype stage, is a microprojector that, if successful, could provide a digital still camera with both the electronic viewfinder and a direct view flat panel display using a single microdisplay. We believe that our continuing research efforts may lead to the development of new FLC devices to serve as write-heads for optical disc drives. These drives, based on holographic data storage, may deliver extremely dense, high capacity data storage on removable media at low cost.

Intellectual Property

        We have a substantial patent portfolio that we use to protect our proprietary technology and products. We own or license 66 U.S. and twelve foreign patents and have 16 U.S. and twelve foreign patent applications pending. Our patents cover a range of subject matter applicable to our products and microdisplays in general, from the basic FLC molecules we use in our products, to device systems, subsystems and manufacturing processes. We have core patents in the area of FLCs and FLC microdisplays, which give us a proprietary position in FLCOS displays, and we believe our patents also prevent our competitors or potential competitors from duplicating product features that give us cost or performance advantages.

        Our patents have expiration dates ranging from 2006 to 2021. Our continued basic science research and ongoing development efforts in response to identified market needs have resulted in a continuing generation of new intellectual property. This provides us with long-term patent protection for enabling technology and important product features. The patents that we believe are most important to our current FLCOS displays will not expire for ten or more years, and we expect to continue to generate new intellectual property for which we will seek patent protection.

        We license various patents relating to ferroelectric liquid crystal devices pursuant to an agreement with Noel A. Clark, who is one of our founders, and ST Lagerwall AB. The license is worldwide, royalty-bearing and non-exclusive and covers intellectual property that is included in all of our electronic viewfinders. The license expires when the last of the licensed patents expires, at which time we will not need a license to use the technology. The license agreement requires that we pay each licensor $50,000 for each third-party sublicense of the licensed patents, in addition to royalties based on use of the technology in our products. The royalty is based on a portion of the sales price of certain products. Royalty rates range from 1.5 to 2.0%. Royalties paid under these agreements were not significant in 2001, 2002 and 2003.

        In addition, under the terms of a winding-up agreement with Agilent Technologies, Inc., we license to Agilent rights to our intellectual property that was incorporated into certain microdisplay devices that we developed with Agilent during the course of a prior alliance agreement. Pursuant to the winding-up agreement, Agilent licenses us its intellectual property that was incorporated into certain microdisplay devices that Agilent developed with us during the course of the alliance agreement. Our license to those intellectual property rights that were created by Agilent during the course of the alliance agreement does not expire and is royalty-free. Our license to those Agilent intellectual property rights that it owned prior to entering into the alliance agreement is royalty bearing and survives until November 15, 2006. The Agilent licenses cover intellectual property that is integral to circuitry in our monochrome electronic viewfinders. Under the licenses, we pay a royalty of 3.5% on revenue from the sales of our monochrome electronic viewfinders. One third of the accrued royalties are due 45 days after the end of each fiscal quarter. The remaining accrued royalties accrue interest at the rate of 16% compounded quarterly. Accrued royalties and related interest totaled $798,844 as of December 31, 2003. These royalties payable were due no later than April 30, 2004. This agreement was amended in May 2004 to provide that remaining accrued royalties are due no later than January 30, 2005.

        We also consider the formulations of mixtures of our patented FLC molecules to be valuable trade secrets, and we assert trade secret protections over them. We employ various methods to protect this information and know how from unauthorized use or disclosure, although no such methods can afford complete protection. Effective FLC mixture design depends on formulation strategies linking molecular properties to mixture properties and through considerable effort, we have developed confidential know how in this area that we believe is not available elsewhere. We prepare the proprietary FLC mixtures used in manufacturing our microdisplays in-house from components that are synthesized partly in-house and partly by a diverse set of suppliers, further concealing valuable information. The process for manufacturing our microdisplays from silicon and glass wafers relies on multi-step processes and carefully selected materials, maintaining the details of which as trade secrets provides further barriers to competitors.

        We also protect our intellectual property through domestic and foreign trademark registrations. We have three U.S. and four foreign registered trademarks. We have eight pending U.S. and two foreign trademark applications.

        We have implemented policies and procedures to ensure that we maintain the competitive advantages afforded us by our intellectual property, through the protection afforded by patents, trade secrets and trademarks. We have agreements with all of our employees, consultants, licensees and other business partners to protect our inventions, trade secrets and other proprietary information.

Competition

        We compete in our chosen markets against large multinational companies that are well established in those markets and have substantially greater financial and other resources than we do. Our principal competition comes from Sony and Sanyo whose electronic viewfinders are based on transmissive TFT technology. Based on discussions with Techno Systems Research, we estimate that in 2003 Sony held 51% of the total electronic viewfinder market, Sanyo held 35% and we held 11%. We are a recent entrant to the mid-range digital still camera and video camcorder electronic viewfinder market. Our previous product had a significant disadvantage because it required a non-standard interface to be integrated into our customers' products. Our new generation of products, starting with the LV311, provides superior image quality than our previous products and uses a standard interface in most digital cameras. It may be difficult for us to build market share against competitors as large and established as Sony and Sanyo, and our customers may be reluctant to rely on a relatively small company such as ours for a critical component. Competitive market conditions may also require us to reduce product prices, and even if we lower our prices, our customers may choose competing products over ours. Accordingly, competition may decrease our sales or reduce our margins.

        Others are currently developing alternative display technologies, some of which target the markets in which we currently sell our products. The principal emerging technologies of which we are aware are as follows:

  •
  organic light emitting devices, or OLEDs, which are made by placing a series of organic thin films between two conductors. When electrical current is applied to the device, a bright light is emitted.

  •
  microelectro-mechanical systems, or MEMS, which integrate mechanical elements, sensors, actuators and electronics on a common silicon wafer; and

  •
  field emission display, or FEDs, which use a beam of electrons to excite phosphors which then emit visible light.

Many large and small companies manufacture or are developing products based on these technologies. Our products may compete with displays using these and other competing display technologies, and this competition may intensify in the future.

Government Regulation

        Our operations are subject to federal, state and local regulatory requirements relating to environmental, waste management, health and safety matters. Costs and liabilities may arise from complying with these requirements, or from new, modified or more stringent requirements that may be enacted in the future. In addition, our past, current or future operations may give rise to claims by employees or the public, or to other claims or liabilities, relating to environmental, waste management, or health and safety concerns.

        Our FLC material and research operations create a small amount of hazardous waste, including various epoxies, gases, inks, solvents and other wastes. The amount of hazardous waste we produce may increase in the future depending on changes in our operations. The general issue of the disposal of hazardous waste has received increasing focus from federal, state and local governments and agencies and has been subject to increasing regulation.

Backlog

        Our backlog increased from $4.3 million at March 31, 2003, to $5.5 million at March 31, 2004, due primarily to an increased demand for our video camcorder microdisplays. Backlog includes only orders scheduled to ship in the future for which we have accepted written authorizations and not recognized revenue. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. Delays in delivery schedules or a reduction of backlog during any particular period could materially adversely affect our business and results of operations.

Employees

        As of June 30, 2004, we employed 53 people, including 38 in research and development and other engineering positions. We have never had a work stoppage, and none of our employees are represented by a labor organization. We consider our employee relations to be good.

Facilities

        Our sole executive, administrative and technical offices occupy approximately 30,000 square feet in Longmont, Colorado, 15,000 of which is devoted to laboratory operations and manufacturing. We occupy this facility under a lease that expires November 30, 2005, with an option to extend the lease for one additional three-year term. We also lease a sales support and technical support office in Tokyo, Japan on a month-to-month basis.

        We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate foreseeable expansion of our operations.

Legal Proceedings

        We are not a party to any pending litigation. We have been threatened from time to time with litigation arising in the normal course of business, none of which we expect would have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

        Set forth below is information concerning our executive officers and directors as of July 22, 2004.

Name	Age	Position(s)
Richard D. Barton	55	Chief Executive Officer, President and Director
Bruce F. Spenner	57	Executive Vice President and Director
Mark A. Handschy	48	Vice President and Chief Technology Officer
Daniel R. Hudspeth	41	Chief Financial Officer, Treasurer and Secretary
Lloyd M. Lewis	49	Vice President Sales—America and Europe
Robert L. Burr	53	Chairman of the Board of Directors
J. Kermit Birchfield, Jr.	64	Director
Richard Hokin	64	Director
William R. Lewis	62	Director
Robert M. Zech	38	Director

        Richard D. Barton has served as our Chief Executive Officer and President and a director since January 2002. From July 1998 to January 2002, he served as our Vice President and Chief Operating Officer, with responsibilities for manufacturing, product engineering, quality, materials and FLC mixture operating functions. Prior to joining us, he directed manufacturing for Planar Systems, Inc., a leading producer of electro-luminescent display panels and, prior to that, for Lowrance Electronics, a consumer electronics manufacturer. He also has had experience in key engineering and management roles with venture capital-backed start-ups Sycor, a manufacturer of distributed processing systems, Irwin Magnetics, a manufacturer of disc and tape drives, and PC Technologies, a manufacturer of PC add on hardware. Mr. Barton received a B.S.E.E. degree from Lawrence University.

        Bruce F. Spenner has served as our Executive Vice President since April 2004 and a director since February 2000. Prior to becoming our Executive Vice President, he served as our Vice President of Development from September 2001 to April 2004 and as Chief Financial Officer from February 2000 to September 2001. Prior to joining us, he was employed with Hewlett-Packard Company from 1978 until February 2000, serving in a number of management positions, including Group General Manager and Division General Manager. Prior to joining Hewlett-Packard Company, he both taught and performed research directed towards the application of computers to medicine at Washington University in St. Louis. He serves as a director of the Idaho Research Foundation at the University of Idaho and is a member of the President's Cabinet at California Polytechnic State University and a member of the Idaho Business Council. Mr. Spenner received a D.Sc. degree from Washington University in St. Louis.

        Mark A. Handschy has served as our Vice President and Chief Technology Officer since April 2004. Prior to becoming our Chief Technology Officer, he served as our Vice President and Chief Scientist from June 1997 to April 2004 and as our President from August 1993 to March 2002. He is one of our founders and has directed our research since our inception in 1984, developing the first LCOS devices and proving their potential as color microdisplays. Mr. Handschy received a Ph.D. degree in physics from the University of Colorado in 1983, where, under the direction of Professor Noel Clark, he conducted some of the first experimental and theoretical studies of surface stabilized FLC electro-optic devices.

        Daniel R. Hudspeth has served as our Chief Financial Officer, Treasurer and Secretary since July 2004. From June 2003 to June 2004, Mr. Hudspeth was an independent consultant providing consulting services primarily related to SEC reporting and Sarbanes-Oxley compliance matters to a public company. From April 2002 to May 2003, Mr. Hudspeth served as the Chief Financial Officer, Vice President of Finance, Treasurer and Secretary of Allos Therapeutics, Inc., a publicly traded company that develops cancer drugs in the biotechnology industry. From March 1999 to December 2001,

Mr. Hudspeth served as the Chief Financial Officer, Vice President of Finance, Treasurer and Secretary of Genomica Corporation, a publicly traded company that developed software for companies in the biotechnology industry, until the sale of the company. From 1997 to 1999, Mr. Hudspeth served as the Chief Financial Officer, Vice President of Finance, Treasurer and Secretary of Communications Systems International, Inc., a publicly traded telecommunications company. From 1992 to 1997, Mr. Hudspeth served as the Chief Financial Officer, Vice President of Finance, Treasurer and Secretary for various companies. From 1985 to 1992, Mr. Hudspeth worked at the accounting firm of Deloitte & Touche. Mr. Hudspeth has a B.A. in Accounting from Colorado State University and is a certified public accountant in Colorado.

        Lloyd M. Lewis has served as our Vice President Sales—America and Europe since July 2004. From May 2004 to July 2004 he served as our Vice President Finance and he served as our Treasurer from September 2001 to July 2004. He served as our Chief Financial Officer from September 2001 to May 2004. From December 1998 to September 2001, Mr. Lewis served as our Controller. Prior to joining us, he held a number of other financial positions, including Director of Finance, with companies including Fischer Imaging, a manufacturer of x-ray medical equipment, Neodata Services, a provider of direct marketing services, IBM and Smith Barney. Mr. Lewis received an M.B.A. degree in Finance from the University of Chicago and a B.A. degree in Political Science from the University of Oklahoma.

        Robert L. Burr has served on our board of directors since July 2001 and as Chairman since January 2003. He has been a Partner of Windcrest Discovery Investments LLC, an investment management firm, since its inception in October 2001. Mr. Burr has a consulting agreement with J.P. Morgan Partners, an affiliate of J.P. Morgan Chase & Co., under which he provides consulting services to Fleming US Discovery Partners, L.P., a private equity sponsor affiliated with J.P. Morgan Chase & Co. Fleming US Discovery Partners, L.P. is the general partner of Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. Mr. Burr was employed by J.P. Morgan Chase & Co. from 1995 to 2001. Previously, Mr. Burr served as head of Private Equity at Kidder, Peabody & Co., Inc., the Managing General Partner of Morgan Stanley Ventures and General Partner of Morgan Stanley Venture Capital Fund I, L.P. and was a corporate lending officer with Citibank, N.A. He serves as a director of Hudson Technologies, Inc., a chemical company specializing in air-conditioning and refrigeration systems and Impax Laboratories, Inc., a pharmaceutical company. Mr. Burr received a B.A. degree from Stanford University and an M.B.A. from Columbia University.

        J. Kermit Birchfield, Jr. has served on our board of directors since November 1995 and was our Chairman from June 1996 to January 2001. He has been a private business consultant since 1995, prior to which he was Senior Vice President, Secretary and General Counsel for M/ACOM, Inc., now a division of Tyco International, Ltd. that manufactures microwave communication devices, a managing director of Century Partners Incorporated, a private investment partnership, and Senior Vice President, Legal and Governmental Affairs and General Counsel for Georgia-Pacific Corporation, a manufacturer and distributor of tissue, pulp, paper, packaging, building products and related chemicals. He also serves as chairman and lead independent director of the Compass Group of Funds of Massachusetts Financial Services, a diversified asset management company located in Boston, Massachusetts, a director of the offshore funds of Massachusetts Financial Services and a director of Intermountain Industries, Inc., a privately-owned energy distribution and production company. He is a managing member of DTech Investments LLC, a holding company and one of our principal stockholders. Mr. Birchfield received a B.S. from Roanoke College and a L.L.B. degree from the University of Virginia School of Law.

        Richard Hokin has served on our board of directors since November 1995. He is Managing Director of Century America, LLC, a private holding company with investments in energy, real estate and other businesses, and has held various executive positions with Century America, its predecessor and affiliates since 1964. Mr. Hokin was managing partner of Century Capital Associates, a registered investment advisor that managed institutional securities portfolios, from its predecessor's founding in

1966 until the firm's sale in 1985. He has been a director of Intermountain Industries, Inc. since 1982 and its Chairman since 1984. Intermountain is an affiliate of Century America that is a privately-owned energy distribution and production company. He is a managing member of DTech Investments LLC, a holding company and one of our principal stockholders. Century America and an affiliate, along with a subsidiary of Intermountain, hold a majority interest in DTech Investments. Mr. Hokin received an A.B. degree from Princeton University.

        William R. Lewis has served on our board of directors since July 2004. Since 1993, he has been a private business consultant and interim chief financial officer for a variety of companies including serving as the interim Chief Financial Officer for Formex International Inc., a manufacturing company, and Vlasic Foods International Inc., a food company, and assisting The Walt Disney Company, a global entertainment company, with the restructuring of one of its subsidiaries. Prior to 1993, Mr. Lewis served as Executive Vice President, Chief Financial Officer and Director of Nutri/System, Inc., a weight loss and food distribution business, as Executive Vice President and Chief Financial Officer of Simplicity Holdings, Inc., a leading manufacturer of home sewing patterns, as Executive Vice President and Chief Financial Officer of Culbro Corporation, a diversified holding company, as Vice President and Treasurer of Columbia Pictures Industries, Inc., an entertainment company, and in various financial and administrative positions with PepsiCo, Inc. Mr. Lewis received a B.A. from Dartmouth College and an M.B.A. from Columbia University.

        Robert M. Zech has served on our board of directors since October 2003 and previously served on our board of directors from December 1999 to October 2001. He has been a Partner of Windcrest Discovery Investments LLC, an investment management firm, since its inception in October 2001. Mr. Zech has a consulting agreement with J.P. Morgan Partners, an affiliate of J.P. Morgan Chase & Co., to provide consulting services to Fleming U.S. Discovery Fund III, L.P. and Fleming U.S. Discovery Offshore Fund III, L.P. From April 1996 to October 2001, Mr. Zech was employed by J.P. Morgan Chase & Co., where he was a Partner of Fleming U.S. Discovery Partners, L.P., the general partner of Fleming U.S. Discovery Fund III, L.P. and Fleming U.S. Discovery Offshore Fund III, L.P. and prior to which he was associated with the investment management and investment banking firms of Cramer Rosenthal McGlynn, Inc., Wolfensohn & Co., Merrill Lynch Capital Partners, Inc. and Merrill Lynch & Co. He also serves as a director of Hudson Technologies, Inc., an engineering and chemical company specializing in air-conditioning and refrigeration systems. Mr. Zech received a B.S.F.S. degree from Georgetown University's School of Foreign Service and an M.B.A. degree from Harvard Graduate School of Business Administration.

        Under our bylaws, each of our directors holds office until the next annual stockholders' meeting or the director's resignation or removal. Under our bylaws, each of our officers holds office until his successor is elected and qualified or the officer's resignation or removal.

Board of Directors; Committees

        We currently have a board of directors consisting of seven members. All members of the board of directors except Bruce F. Spenner and Richard D. Barton are independent, as determined in accordance with the rules of the Nasdaq National Market and any relevant federal securities laws and regulations. We anticipate that we will appoint one additional independent director to our board of directors within one year of the completion of this offering.

        We currently have a standing audit committee and compensation committee. Upon completion of this offering, we anticipate that our board of directors will establish a nominating and governance committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable laws and regulations and our certificate of incorporation and bylaws.

        Audit Committee.    Robert L. Burr and William R. Lewis are the current members of the audit committee. We intend to appoint a third director to the audit committee prior to completion of this offering, and we expect that within one year of the completion of this offering each member of the audit committee will be independent, as determined in accordance with the rules of the Nasdaq National Market and any relevant federal securities laws and regulations. The board has determined that William R. Lewis is an "audit committee financial expert" as defined by regulations of the SEC, and Mr. Lewis has been appointed chairman of the audit committee. The audit committee will assist our board of directors in monitoring the integrity of the financial statements, the independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors and our compliance with legal and regulatory requirements.

        Compensation Committee.    The compensation committee of our board of directors is composed of Robert L. Burr and Richard Hokin. All of the members of the compensation committee are independent, as determined in accordance with the rules of the Nasdaq National Market and any relevant federal securities laws and regulations. The compensation committee has overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also be responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

        Nominating and Governance Committee.    We expect that we will appoint the members of the nominating and governance committee promptly following the completion of this offering. All of the members of the nominating and governance committee will be independent, as determined in accordance with the rules of the Nasdaq National Market and any relevant federal securities laws and regulations. The nominating and governance committee will assist our board of directors in promoting our best interests and the best interests of our stockholders through the implementation of sound corporate governance principles and practices. In furtherance of this purpose, the nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of stockholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board of directors and its committees. The nominating and governance committee will also recommend to our board of directors the corporate governance guidelines and standards regarding the independence of outside directors applicable to our company and review such guidelines and standards and the provisions of the nominating and governance committee charter on a regular basis to confirm that such guidelines, standards and charter remain consistent with sound corporate governance practices and with any legal or regulatory requirements of the Nasdaq National Market. The nominating and governance committee will also monitor our board of directors and our compliance with any commitments made to our regulators or otherwise regarding changes in corporate governance practices and lead our board of directors in its annual review of our board of directors' performance.

Limitation of Liability and Indemnification

        Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

  •
  any breach of their duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

  •
  any transaction from which the director derived an improper personal benefit.

        Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Delaware law, our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

        We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of such person's services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Compensation of Directors

        We currently anticipate that following completion of this offering, all non-employee directors will receive annual compensation of $20,000. We also reimburse all directors for their reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and committees. In addition, we will pay the audit committee chairman an additional $5,000 annually.

        In addition, we expect to grant each of our non-employee directors options to purchase 20,000 shares of our common stock concurrent with this offering, we expect to grant each new non-employee director options to purchase 20,000 shares of our common stock upon their initial election to our board of directors, and all directors will receive options to purchase an additional 10,000 shares of our common stock upon re-election to the board of directors each year. All option grants to directors will be made at the fair market value of our common stock on the date of grant. All options granted to our directors will vest annually over three years, so long as such person remains a director, such that the option will be fully vested on the third anniversary of the date of grant.

Corporate Governance

        We believe that upon completion of this offering, we will comply with all Nasdaq National Market corporate governance and listing requirements and all applicable federal and state securities laws and regulations. We will rely on transition periods available to companies in conjunction with their initial public offering.

Compensation Committee Interlocks and Insider Participation

        None of our compensation committee members have been our executive officers or employees, and none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer.

Executive Compensation

  Summary of Cash and Other Compensation

        The following summary compensation table indicates the cash and non-cash compensation earned by our executive officers, to whom we refer to as the named executive officers, during the fiscal year ended December 31, 2003. The compensation described in this table does not include medical, group life insurance or other benefits that are generally available to all of our salaried employees.

Summary Compensation Table

				Long-Term Compensation
		Annual Compensation
Name and Principal Position				Securities Underlying Options	All Other Compensation(1)
	Year	Salary	Bonus
Richard D. Barton Chief Executive Officer and President	2003	$194,348	—	—	—
Bruce F. Spenner Executive Vice President	2003	155,278	—	—	—
Mark A. Handschy Vice President and Chief Technology Officer	2003	155,532	—	—	$254
Lloyd M. Lewis(2) Vice President Sales—America and Europe	2003	140,936	—	—	—

(1)
Represents life insurance premiums paid by us for a policy under which we are not the beneficiary.

(2)
Mr. Lewis served as our Chief Financial Officer from September 2001 to May 2004, as our Vice President Finance from May 2004 to July 2004, and as our Treasurer from September 2001 to July 2004.

  Stock Options

Option Grants in Last Fiscal Year

        We did not grant any options to our named executive officers during the fiscal year ended December 31, 2003.

Aggregated Option Exercises in Fiscal 2003 and Year-End Option Values

        The following table sets forth information concerning exercisable and unexercisable options held by the named executive officers as of December 31, 2003. The named executive officers did not exercise any options during the fiscal year ended December 31, 2003.

			Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The-Money Options at December 31, 2003(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard D. Barton	—	—	9,989	2,778	—	—
Bruce F. Spenner	—	—	8,556	2,778	—	—
Mark A. Handschy	—	—	7,977	1,891	—	—
Lloyd M. Lewis	—	—	4,130	1,771	—	—

(1)
Based on an assumed initial public offering price of $11.00 per share, minus the exercise price, multiplied by the number of options.

Employment Agreements

        On May 22, 2004, we entered into an employment agreement with Lloyd M. Lewis. The employment agreement commenced on that date and continues until May 22, 2006, unless earlier terminated by us or Mr. Lewis, or if Mr. Lewis becomes disabled or dies. Pursuant to the terms of the employment agreement, Mr. Lewis will receive, among other things, an initial annual base salary of $145,000. In the event we terminate Mr. Lewis' employment without cause, and if Mr. Lewis signs a release of all claims against us, if any, he will receive a monthly severance payment in an amount equal to 1/12th of his then current annual base salary for a period of six months after his termination and for each month thereafter for up to an additional six months if he is still actively looking for employment.

Employee Incentive Plans

  401(k) Plan

        In October 1990, we implemented a 401(k) plan covering qualified full-time employees. Under our 401(k) plan, participants may defer compensation, subject to the limits established by the Internal Revenue Service, and we may make a discretionary matching contribution at the option of our board of directors. Since 1999, we have not made any matching contributions, but we may make matching contributions in the future. The trustee under the 401(k) plan holds and invests the 401(k) plan contributions at the participant's written direction. Participants in our 401(k) plan are immediately vested in their contributions and in our contributions. The 401(k) plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and as a result, the related trust is not subject to tax under current tax law. We have the right to discontinue our matching contributions to the 401(k) plan at any time and to terminate or amend the 401(k) plan, subject to the provisions of the Employee Retirement Income Security Act of 1974.

  1988 Incentive Stock Option Plan

        In October 1988, we adopted the Displaytech, Inc. 1988 Incentive Stock Option Plan, referred to as the 1988 Plan, which reserved up to 2,667 shares of our common stock for issuance thereunder. In 1995, our board of directors and stockholders approved an amendment to the 1988 Plan providing that an additional 46,667 shares of our common stock could be issued under the 1988 Plan. All options expire no later than ten years from the date of grant. As of June 30, 2004, options to purchase 2,225 shares of our common stock had been exercised under the 1988 Plan, and options to purchase 18,467 shares at a weighted average exercise price of $135.09 per share were outstanding and exercisable. The 1988 Plan has expired, and we cannot grant any additional options under the 1988 Plan.

  1998 Stock Incentive Plan

        In October 1998, we adopted the Displaytech, Inc. 1998 Stock Incentive Plan, referred to as the 1998 Plan, which reserved up to 20,000 shares of our common stock for issuance thereunder. In September 2001, our board of directors and stockholders approved an amendment to the 1998 Plan providing that an additional 159,935 shares of our common stock could be issued under the 1998 Plan. In April 2004, our board of directors approved an amendment to the 1998 Plan providing that an additional 1,518,306 shares of our common stock could be issued under the 1998 Plan, and the amendment was subsequently approved by our stockholders in May 2004. In July 2004, our board of directors and stockholders approved an amendment to the 1998 Plan providing that an additional 450,000 shares of our common stock could be issued under the 1998 Plan. Under the 1998 Plan, the compensation committee of our board of directors may grant options to purchase shares of our common stock to eligible employees, directors and contractors. We grant incentive stock options at a price which the compensation committee determines, but this price cannot be less than 100% of the fair market value at the time of the grant, and we grant nonqualified stock options at prices which the compensation committee determines.

        Each option agreement specifies when each option granted under the 1998 Plan shall become vested and exercisable with respect to the shares covered by the option. At the discretion of our board of directors exercised at the time of the grant, options may vest, in one or more installments, upon the passage of a specified period of time.

        All options expire no later than ten years from the date of grant. As of June 30, 2004, options to purchase 46 shares of our common stock had been exercised under the 1998 Plan, and options to purchase 1,296,659 shares at a weighted average exercise price of $7.74 per share were outstanding, of which 584,604 were exercisable at that date. We intend to issue options to purchase 329,000 shares of our common stock at an exercise price per share equal to the price of shares sold in this offering. Following the issuance of these options, options to purchase 522,536 shares of our common stock will be available for grant under the 1998 Plan.

Other Stock Option Grants

        From time to time, we have granted nonqualified stock options to certain directors and consultants outside of the 1988 and 1998 Plans. As of June 30, 2004, non-plan options to purchase 4,269 shares of our common stock at a weighted average exercise price of $149.56 per share were outstanding and exercisable.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of July 22, 2004 and after the sale of shares in this offering, by:

  •
  each person who is known by us to own beneficially more than five percent of our common stock;

  •
  each current director and director nominee;

  •
  each of the named executive officers; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, shares of common stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of July 22, 2004, are deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person.

        Except as indicated in this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Percentage of ownership is based on 7,058,881 shares of our common stock outstanding on July 22, 2004. Unless otherwise indicated in a footnote below, the listed beneficial owner has sole voting power and investment power with respect to such shares and the mailing address for each person listed in the table is 2602 Clover Basin Drive, Longmont, Colorado 80503.

		Percentage of Shares Beneficially Owned(1)
	Number of Shares Beneficially Owned
Name and Addresses of Beneficial Owner		Before Offering	After Offering
Executive Officers and Directors:
Richard D. Barton(2)	114,611	1.6%	1.1%
Bruce F. Spenner(3)	90,542	1.3%	*
Mark A. Handschy(4)	122,341	1.7%	1.1%
Daniel R. Hudspeth	—	—	—
Lloyd M. Lewis(5)	57,914	*	*
Robert L. Burr(6)	—	—	—
J. Kermit Birchfield, Jr.(7)	3,193,423	45.2%	30.0%
Richard Hokin(8)	3,193,256	45.2%	30.0%
William R. Lewis	—	—	—
Robert M. Zech(9)	—	—	—
All executive officers and directors as a group (10 persons)(10)	3,579,999	48.1%	32.4%
Five Percent Stockholders:
Entities affiliated with Fleming US Discovery Partners, L.P(11)	3,163,886	44.8%	29.7%
DTech Investments LLC(12)	3,192,088	45.2%	30.0%

*
Represents beneficial ownership of less than one percent.

(1)
We have calculated percentage of shares beneficially owned based on 7,058,881 shares of common stock outstanding before this offering and 10,658,881 shares of common stock outstanding after this offering.

(2)
Consists solely of shares subject to options exercisable within 60 days of July 22, 2004.

(3)
Consists solely of shares subject to options exercisable within 60 days of July 22, 2004.

(4)
Includes 117,320 shares subject to options exercisable within 60 days of July 22, 2004 and 46 shares of common stock held jointly with his spouse.

(5)
Consists solely of shares subject to options exercisable within 60 days of July 22, 2004.

(6)
Mr. Burr has a consulting agreement with J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Chase & Co., under which he provides consulting services to Fleming US Discovery Partners, L.P., a private equity sponsor affiliated with J.P. Morgan Chase & Co. and is a member of the board of managers of Fleming US Discovery LLC, the general partner of Fleming US Discovery Partners, L.P., which is the general partner of Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. Fleming US Discovery LLC is controlled by managers appointed by JPMP Capital Corp. who have voting and dispositive power with respect to the shares. Mr. Burr does not have voting or dispositive power with respect to the shares held by Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. and his share ownership excludes shares owned by the Fleming funds.

(7)
Includes 1,335 shares subject to options exercisable within 60 days of July 22, 2004 and 3,192,088 shares held by DTech Investments LLC. Mr. Birchfield is a manager of and holds an indirect ownership interest in DTech Investments LLC and shares voting and investment power over these shares with the other managers of DTech Investments LLC. Mr. Birchfield disclaims beneficial ownership of the shares held by DTech Investments LLC except to the extent of his pecuniary interest arising therein.

(8)
Includes 1,168 shares subject to options exercisable within 60 days of July 22, 2004 and 3,192,088 shares held by DTech Investments LLC. Mr. Hokin is a manager of and holds an indirect ownership interest in DTech Investments LLC and shares voting and investment power over these shares with the other managers of DTech Investments LLC. Mr. Hokin disclaims beneficial ownership of the shares DTech Investments LLC except to the extent of his pecuniary interest arising therein.

(9)
Mr. Zech has a consulting agreement with J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Chase & Co., under which he provides consulting services to Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. Fleming US Discovery LLC is controlled by managers appointed by JPMP Capital Corp. who have voting and dispositive power with respect to the shares. Mr. Zech does not have voting or dispositive power with respect to the shares held by Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. and his share ownership excludes shares owned by the Fleming funds.

(10)
Includes shares and options described in the notes above, as applicable to our directors and named executive officers.

(11)
Includes 2,726,922 shares held by Fleming US Discovery Fund III, L.P. and 436,964 shares held by Fleming US Discovery Offshore Fund III, L.P. Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P., and their general partner, Fleming US Discovery Partners, L.P. and its general partner, Fleming US Discovery Partners LLC, are affiliates and are collectively referred to as the "Flemings Funds." Fleming US Discovery Partners LLC is managed by a five member Board of Managers and JPMP Capital Corp. is its controlling member and the sole limited partner of Fleming US Discovery Partners L.P. JPMP Capital Corp. is a wholly-owned subsidiary of J.P. Morgan Chase & Co. Each of Fleming US Discovery Partners, L.P., Fleming US Discovery Partners LLC, JPMP Capital Corp. and J.P. Morgan Chase & Co. may be deemed beneficial owners of the shares held by the Fleming Funds. Each of Fleming US Discovery Partners, Fleming US Discovery Partners L.P., JPMP Capital Corp. and J.P. Morgan Chase & Co. disclaims any beneficial ownership in the shares, except to the extent of its pecuniary interest therein. The Flemings Funds' address is c/o JP Morgan Chase & Co., 1221 Avenue of the Americas, 40 Floor, New York, New York 10020, except for Fleming US Discovery Offshore Fund III, L.P. whose address is c/o Bank of Bermuda LTD., 6 Front Street, Hamilton HM11 Bermuda.

(12)
Consists of 3,192,088 shares held by DTech Investments LLC. DTech Investments LLC is managed by three managers who currently are J. Kermit Birchfield, Jr., Richard Hokin and William C. Glynn. Mr. Birchfield, Mr. Hokin and Mr. Glynn share voting and investment power with respect to the shares held by DTech Investments LLC but each disclaims beneficial ownership of these shares except to the extent of their pecuniary interest in these shares. The address for DTech Investments LLC is 555 South Cole Road, Boise, Idaho 83709.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Financings

        The following persons or entities purchased securities in the amounts set forth in the chart below. We sold shares of our Series B preferred stock in January 2000 and March 2000. We sold shares of our Series C preferred stock in December 2000. We sold shares of our Series D preferred stock in July 2001. We sold shares of our Series E-1 preferred stock in February 2003, April 2003 and March 2004. We sold shares of our Series G preferred stock in March 2004. In connection with the sale of our Series D preferred stock, the persons and entities below exchanged all of their shares of Series C preferred stock together with all accrued and unpaid dividends for shares of Series D preferred stock on a one-for-one basis. In connection with the sale of our Series E-1 preferred stock, the persons and entities below exchanged all of their shares of Series B preferred stock for shares of Series E-B preferred stock on a one-for-one basis and Series D preferred stock for shares of Series E-D preferred stock on a one-for-one basis. In connection with the sale of our Series G preferred stock, the persons and entities below exchanged all of their shares of Series E-1 preferred stock together with all accrued and unpaid dividends for shares of Series F preferred stock on a one-for-one basis. All shares of preferred stock were sold at a price of $100 per share.

        All of our outstanding shares of our preferred stock converted into common stock on May 10, 2004. Our Series B and Series E-B preferred stock converted into our common stock at a conversion price of $106.65 per share. Our Series D and Series E-D preferred stock converted into our common stock at a conversion price of $82.50. Our Series F preferred stock converted into our common stock at a conversion price of $4.73745 and our Series G preferred stock converted into our common stock at a conversion price of $0.33555 per share. To determine the number of shares of common stock issuable upon the conversion of each series of our preferred stock, the number of shares of preferred stock owned by each stockholder were multiplied by the purchase price of $100 per share and then divided by the appropriate conversion price.

							Common Stock Issued upon Conversion of Preferred Stock
	Shares of Preferred Stock
Investor(1)
	Series B(2)	Series C	Series D(3)	Series E-1	Series F	Series G
Directors and Executive Officers:
Mark A. Handschy(4)	55	—	—	52	52	13	4,975
Entities Affiliated with Directors and Executive Officers:
Entities affiliated with Fleming US Discovery Partners, L.P.(5)	100,000	20,000	81,929	20,048	33,723	7,580	3,163,886
Entities affiliated with DTech Investments LLC(6)	114,638	40,000	103,856	20,048	33,724	7,580	3,192,088
Five Percent Stockholders:
Entities affiliated with Fleming US Discovery Partners, L.P.(5)	100,000	20,000	81,929	20,048	33,723	7,580	3,163,886
Entities affiliated with DTech Investments LLC(6)	114,638	40,000	103,856	20,048	33,724	7,580	3,192,088

(1)
See "Principal Stockholders" for additional information about ownership of shares held by these stockholders.

(2)
Includes shares of Series B preferred stock that were exchanged for shares of common stock in connection with the sale of Series D preferred stock.

(3)
Includes shares of Series C preferred stock that were exchanged for shares of Series D preferred stock.

(4)
Mark A. Handschy's shares of Series B preferred stock include shares held jointly with his spouse. Mr. Handschy received all of his shares of Series B preferred stock in exchange for 45,000 shares of common stock in connection with the sale of our Series D preferred stock in September 2001. Mr. Handschy exchanged all of his shares of Series B preferred stock for 55 shares of Series E-B preferred stock on March 24, 2004. Mr. Handschy purchased his shares of Series E-1 preferred stock for $5,200 in cash on March 24, 2004. All of Mr. Handschy's shares of Series E-1 preferred stock were exchanged for 52 shares of Series F preferred stock on March 24, 2004. Mr. Handschy purchased his shares of Series G preferred stock for $1,300 in cash on March 24, 2004.

(5)
Includes shares sold to Fleming U.S. Discovery Fund III, L.P. and Fleming U.S. Discovery Offshore Fund III, L.P. referred to together as the Fleming Funds. The Fleming Funds purchased 100,000 shares of Series B preferred stock for $10 million in cash on January 6, 2000. On December 15, 2000, the Fleming Funds purchased 20,000 shares of Series C preferred stock and anti-dilution warrants to purchase shares in our next round of financing, which warrants were subsequently cancelled, for $2 million in cash. In connection with our Series D financing, all of the Flemings Funds' shares of Series C preferred stock together with 851 shares of Series C preferred stock that had accrued as a dividend on the Series C preferred stock were exchanged for 21,851 shares of Series D preferred stock on July 30, 2001. The Fleming Funds purchased 50,000 shares of Series D preferred stock for $5 million in cash and also converted promissory notes in the aggregate principal amount of $1 million plus accrued interest of $7,812 into 10,078 shares of Series D preferred stock on July 30, 2001. The Fleming Funds exchanged all of their shares of Series B preferred stock for 100,000 shares of Series E-B preferred stock and all of their shares of Series D preferred stock for 81,929 shares of Series E-D preferred stock on February 11, 2003. On February 11, 2003, the Fleming Funds converted promissory notes in the aggregate principal amount of $600,000 plus $4,792 of accrued interest into 6,048 shares of Series E-1 preferred stock and they purchased 14,000 shares of Series E-1 preferred stock for $1.4 million in cash. On March 3, 2004, all 20,048 shares of the Fleming Funds' shares of Series E-1 preferred stock together with 13,675 shares of Series E-1 preferred stock, that had accrued as a dividend on the Series E-1 preferred stock, were exchanged for 33,723 shares of Series F preferred stock. The Fleming Funds converted promissory notes in the aggregate principal amount of $750,000 plus accrued interest of $8,000 into 7,580 shares of Series G preferred stock on March 3, 2004.

(6)
Includes shares sold to InterWest Capital, Inc. and to other entities, directly or indirectly, controlled by two of our directors, J. Kermit Birchfield and Richard Hokin, which have been subsequently transferred to DTech Investments LLC referred to as the DTech investors. Mr. Birchfield and Mr. Hokin are managers of DTech Investments LLC and indirectly have ownership interests in DTech Investments LLC. InterWest Capital, Inc. is a wholly-owned subsidiary of Intermountain Industries, Inc. and is the majority owner of DTech Investments LLC. Mr. Birchfield and William C. Glynn serve on the board of directors and Mr. Hokin serves as the Chairman of Intermountain Industries. The DTech investors purchased 7,390 shares of Series B preferred stock for $739,000 in cash in April 2000 and 39,194 shares of Series B preferred stock for $3,919,400 in cash in August 2000. On December 15, 2000, the DTech investors purchased 40,000 shares of Series C preferred stock and anti-dilution warrants to purchase shares in our next round of financing, which warrants were subsequently cancelled, for $4 million in cash. In connection with our Series D financing, all of the DTech investors' shares of Series C preferred stock together with 3,700 shares of Series C preferred stock that had accrued as a dividend on the Series C preferred stock were exchanged for 43,700 shares of Series D preferred stock on July 30,

  2001. The DTech investors purchased 30,000 shares of Series D preferred stock for $3 million in cash and also converted promissory notes in the aggregate principal amount of $2 million plus accrued interest of $15,624 into 20,156 shares of Series D preferred stock on July 30, 2001. In connection with the closing of the Series D financing, 21,453 shares of the DTech investors' common stock were exchanged for 68,054 shares of Series B preferred stock in September 2001. The DTech investors exchanged all of their shares of Series B preferred stock for 114,638 shares of Series E-B preferred stock and all of their shares of Series D preferred stock for 113,764 shares of Series E-D preferred stock on February 11, 2003. On February 11, 2003, the DTech investors converted promissory notes in the aggregate principal amount of $600,000 plus $4,792 of accrued interest into 6,048 shares of Series E-1 preferred stock and the DTech investors purchased 14,000 shares of Series E-1 preferred stock for $1.4 million in cash. On March 3, 2004, all 20,048 shares of the DTech investors' shares of Series E-1 preferred stock together with 13,676 shares of Series E-1 preferred stock, that had accrued as a dividend on the Series E-1 preferred stock, were exchanged for 33,724 shares of Series F preferred stock. The DTech investors converted promissory notes in the aggregate principal amount of $750,000 plus accrued interest of $8,000 into 7,580 shares of Series G preferred stock on March 3, 2004.

Registration Rights

        In connection with our Series D preferred stock financing, we granted registration rights to DTech Investments LLC, Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. See "Description of Capital Stock—Registration Rights."

Option Grants

        On April 16, 2004, we granted the following options to purchase shares of common stock at an exercise price of $3.43 per share to our executive officers:

Executive Officer	Options
Richard D. Barton	256,503
Bruce F. Spenner	199,262
Mark A. Handschy	193,864
Lloyd M. Lewis	131,749

781,378

        We expect to grant stock options at an exercise price per share equal to the initial public offering price in this offering. The proposed grants, which have been reviewed by our compensation committee, include a grant to Daniel R. Hudspeth of options to purchase 150,000 shares of our common stock, which will vest as to one fourth of the shares on each of the first, second, third and fourth anniversaries of the date of his hire, and grants to each of Robert L. Burr, J. Kermit Birchfield, Jr., Richard Hokin, William R. Lewis and Robert M. Zech of options to purchase 20,000 shares of our common stock. The option grants made to Messrs. Burr, Birchfield, Hokin and Zech will vest as to one third of the shares on each of the first, second and third anniversaries of the date of the grants and the option grant to Mr. Lewis will vest as to one third of the shares on each of the first, second and third anniversaries of the date of his appointment to the board of directors.

Convertible Promissory Notes

        In June 2001 and July 2001, we sold convertible promissory notes in the aggregate principal amount of $860,000 to Fleming US Discovery Fund III, L.P., $140,000 to Fleming US Discovery Offshore Fund III, L.P. and $2,000,000 to InterWest Capital, Inc., the majority member of DTech Investments LLC. InterWest Capital, Inc. is a wholly-owned subsidiary of Intermountain Industries, Inc.

Mr. Birchfield and William C. Glynn serve on the board of directors and Mr. Hokin serves as the Chairman of Intermountain Industries. In July 2001, the entire principal amount of the promissory notes together with all accrued interest converted into shares of Series D preferred stock at a conversion price of $100 per share.

        In December 2002 and January 2003, we sold convertible promissory notes in the aggregate principal amount of $517,000 to Fleming US Discovery Fund III, L.P., $83,000 to Fleming US Discovery Offshore Fund III, L.P. and $600,000 to InterWest Capital, Inc. The convertible promissory notes accrued interest at the then current prime commercial lending rate plus two percent. In February 2003, the entire principal amount of the promissory notes together with all accrued interest converted into shares of Series E-1 preferred stock at a conversion price of $100 per share.

        In December 2003, we sold convertible promissory notes in the aggregate principal amount of $646,400 to Fleming US Discovery Fund III, L.P., $103,600 to Fleming US Discovery Offshore Fund III, L.P. and $750,000 to InterWest Capital, Inc. The convertible promissory notes accrued interest at the then current prime commercial lending rate plus two percent. In March 2004, the entire principal amount of the promissory notes together with all accrued interest converted into shares of Series G preferred stock at a conversion price of $100 per share.

        On May 24, 2004, we sold subordinated convertible promissory notes in the aggregate principal amount of $1,950,000 to DTech Investments LLC, $474,000 to Fleming US Discovery Fund III, L.P. and $76,000 to Fleming US Discovery Offshore Fund III, L.P. The notes are subordinate to our outstanding bank credit facility and our indebtedness to Hewlett-Packard. The notes accrue interest at ten percent per year and are due and payable on February 20, 2008. Accrued interest on the notes will not be paid until our outstanding indebtedness to Hewlett-Packard is paid in full, at which time, holders of the notes will be entitled to quarterly interest payments. The notes are convertible into shares of our common stock at the price per share of our common stock sold in this offering. The notes convert at the option of the holders commencing 90 days after the consummation of this offering and at our option if our stock is trading at a 20% premium to the price per share of our common stock sold in this offering and the shares of our common stock issued on conversion of the notes are freely tradable. In addition, at the option of the holders, the notes may be converted into shares of our common stock in connection with a change of control of our company at a price equal to 80% of the price per share proposed to be paid to holders of all outstanding shares of our common stock in a change of control transaction.

Series E-1 Preferred Stock Dividend

        Our Series E-1 preferred stock accrued a 50% per annum dividend, which compounded monthly. On March 3, 2004, our board of directors paid all accrued dividends on the outstanding Series E-1 preferred stock in additional shares of Series E-1 preferred stock at a price per share of $100 in connection with the sale of our Series G preferred stock. Fleming US Discovery Fund III, L.P. received 11,788 shares of Series E-1 as a dividend, Fleming US Discovery Offshore Fund III, L.P. received 1,887 shares of Series E-1 preferred stock as a dividend and InterWest Capital, Inc. received 13,676 shares of Series E-1 preferred stock as a dividend.

        We believe that the transactions set forth above were on terms no less favorable than we could have obtained from unaffiliated parties. We intend that all future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our independent directors, including a majority of the independent and disinterested directors and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

Agreements with Directors and Executive Officers

  Loans to Executive Officers.

        We do not have any loans outstanding to any of our directors or executive officers.

  Stock Options Granted to Directors and Executive Officers.

        For more information regarding the grant of stock options to directors and executive officers, please see "Management—Director Compensation" and "—Executive Compensation."

  Indemnification and Insurance.

        Our bylaws and certificate of incorporation require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance. In addition, our certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties. See "Management—Limitation of Liability and Indemnification."

DESCRIPTION OF CAPITAL STOCK

        Upon consummation of this offering, our authorized capital stock will consist of 25,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. A description of the material terms and provisions of our certificate of incorporation and bylaws affecting the rights of the common stock is set forth below. The description is intended as a summary and is qualified in its entirety by reference to the form of our certificate of incorporation and the form of our bylaws to be adopted prior to completion of this offering filed as exhibits to the registration statement relating to this prospectus.

Common Stock

        As of July 22, 2004, we had outstanding 7,058,881 shares of our common stock, held of record by 63 stockholders. Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all of our directors. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the board of directors out of funds legally available. Upon our liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of preferred stock. Holders of common stock have no redemption, conversion or preemptive rights.

Preferred Stock

        Upon completion of this offering, our certificate of incorporation will permit us to issue up to 5,000,000 shares of preferred stock, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our certificate of incorporation authorizes our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without stockholder approval, may issue preferred stock with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have certain anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval could delay, defer or prevent a change in control of our company or the removal of existing management.

Convertible Promissory Notes

        On May 24, 2004, we sold subordinated convertible promissory notes in the aggregate principal amount of $3.5 million. The notes are subordinate to our outstanding bank credit facility and our indebtedness to Hewlett-Packard. The notes accrue interest at ten percent per year and are due and payable on February 20, 2008. Accrued interest on the notes will not be paid until our outstanding indebtedness to Hewlett-Packard is paid in full, at which time, holders of the notes will be entitled to quarterly interest payments. The holders of $1.0 million of the notes who are not holders of our common stock may demand full payment of the notes with accrued interest at any time after our indebtedness to Hewlett-Packard is paid in full. The notes are convertible into shares of our common stock at the price per share of our common stock sold in this offering. The notes convert at the option of the holders commencing 90 days after the consummation of this offering and at our option if our stock price is trading at a 20% premium to the price per share of our common stock sold in this offering and the shares of our common stock issued on conversion of the notes are freely tradable. In addition, at the option of the holder, the principal and accrued interest under the notes may be converted into shares of our common stock in connection with a change of control of our company at a price equal to 80% of the price per share proposed to be paid to holders of all outstanding shares of our common stock in change of control transaction.

Warrants

        As of June 30, 2004, warrants to purchase 19,285 shares of common stock were outstanding with exercise prices ranging from $82.50 to $450 and a weighted average exercise price of $87.25 per share. Each warrant contains anti-dilution provisions providing for adjustments of the exercise price and the number of shares of common stock underlying the warrants upon the occurrence of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. Warrants to purchase 17,819 shares of our common stock at an exercise price of $82.50 will expire upon completion of this offering unless they are exercised prior to completion of the offering. The warrants do not confer upon their holders any voting or any other rights of our stockholders, and shares issuable upon exercise of the warrants to purchase 1,825 shares of common stock carry registration rights. See "Description of Capital Stock—Registration Rights."

Registration Rights

        After this offering, the holders of 6,865,549 outstanding shares of common stock, 227,272 shares of common stock issuable upon conversion of $2.5 million principal amount subordinated convertible promissory notes issued on May 24, 2004 (assuming an initial public offering price of $11.00 per share), plus such additional shares as are issuable in conversion of accrued interest on the notes, and six shares of common stock issuable upon the exercise of warrants (assuming the expiration without exercise upon completion of this offering of warrants to purchase 1,819 shares of common stock that would otherwise have been entitled to registration rights), or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. These registration rights are contained in our amended and restated shareholders' rights agreement. If we propose to register any of our securities under the Securities Act for our own account or the account of any of our stockholders other than the holders of registrable shares, holders of registrable shares are entitled, subject to limitations and conditions, to notice of the registration and are, subject to conditions and limitations, entitled to include their shares in the registration. The underwriters of any such offering have the right to limit the number of shares to be included in the registration. In addition, commencing 180 days after the effective date of the registration statement of which this prospectus is a part, we may be required to prepare and file a registration statement under the Securities Act at our expense if we are requested to do so by the holders of at least 50% of the shares entitled to registration rights. We are required to use our best efforts to effect such registration, subject to conditions and limitations. We are not obligated to effect more than three of these stockholder-initiated registrations. Further, if we are eligible to file a registration statement on Form S-3, the stockholders and warrant holders with registration rights may require us to file additional registration statements on Form S-3, subject to certain conditions and limitations. All holders with registration rights have agreed that, without the prior written consent of both of Allen & Company LLC and SG Cowen & Co., LLC on behalf of the underwriters, they will not, from the date of this prospectus and through the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any of our securities which are substantially similar to the common stock.

Anti-Takeover Effects

        Provisions of Delaware law and certain provisions of our certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, could delay or prevent a third-party from acquiring our company, even if the acquisition would benefit our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage types of transactions that may involve our actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

  Delaware Anti-Takeover Statute.

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an "interested stockholder" being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an "interested stockholder," did own, 15% or more of the corporation's voting stock.

        In addition, certain provisions of our certificate of incorporation and bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions.

  Removal of Directors.

        Only our board of directors is authorized to fill vacant directorships or increase the size of our board. Directors may only be removed for cause by holders of a majority of the shares entitled to vote at an election of directors.

  Stockholder Action; Special Meeting of Stockholders.

        Our certificate of incorporation eliminates the ability of stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors or by our chairman.

  Advance Notice Requirements for Stockholders Proposals and Directors Nominations.

        Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days before the date in the current year that corresponds to the date we released the notice of annual meeting to stockholders in connection with the previous year's annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the tenth day following the day on which the date of the annual meeting is publicly announced. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

  Authorized But Unissued Shares.

        Our authorized but unissued shares of common stock and preferred stock are generally available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction.

  Amendment of Bylaws and Certificate of Incorporation.

        Our directors are expressly authorized to amend our bylaws. Certain amendments to our certificate of incorporation and any amendments to our bylaws proposed by our stockholders require the approval of holders of at least 66 2/3% of the voting power of all outstanding stock.

Transfer Agent and Registrar

        Computershare Trust Company, Inc. has been appointed as the transfer agent and registrar for our common stock.

Inclusion for Quotation on Nasdaq

        We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "LCOS."

SHARES ELIGIBLE FOR FUTURE SALE

        Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of July 22, 2004, we will have 10,658,881 shares of our common stock outstanding. Of these shares, the 3,600,000 shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

        The remaining 7,058,881 shares of our common stock outstanding upon completion of this offering are deemed "restricted shares" under Rule 144 or Rule 701 under the Securities Act. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, an additional 2,514,158 shares of our common stock will be eligible for sale in the public market pursuant to Rule 144 or Rule 701.

        Rule 144.    In general, under Rule 144 under the Securities Act, beginning 90 days after the date of this prospectus a person (or persons whose shares are required to be aggregated, including our affiliates) who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding, which will equal 106,589 shares immediately after this offering, or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are generally subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. We expect 441,764 shares of our common stock will qualify as "144(k)" shares within 180 days of the date of this prospectus.

        Rule 701.    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares pursuant to the Rule 701.

        Lock-Up Agreements.    We, our directors and executive officers, stockholders holding at least one percent of our common stock and the holders of a majority of our options have entered into lock-up agreements with the underwriters or are otherwise subject to market standoff agreements. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Allen & Company LLC and SG Cowen & Co., LLC for a period of 180 days from the date of this prospectus.

        Stock Options.    Following the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register up to 2,166,662 shares of our common stock issuable under our stock options plans and 4,269 shares of our common stock issuable under currently outstanding non-plan stock options. These registration statements will become effective upon filing.

        Registration Rights.    We have granted registration rights to some of our stock, option and warrant holders as described above under "Description of Capital Stock—Registration Rights."

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a discussion of the material U.S. federal income and estate tax considerations of the acquisition, ownership and disposition of our common stock acquired pursuant to this prospectus by a beneficial owner that, for U.S. federal income tax purposes, is a "non-U.S. holder" as we define that term below. We assume in this discussion that non-U.S. holders will hold our common stock as a capital asset, generally, property held for investment. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual, who is a citizen or resident of the U.S.;

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  a corporation, including any entity treated as a corporation for U.S. tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is includible in gross income for U.S. tax purposes regardless of its source; or

  •
  a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date and validly elected to continue to be so treated.

        Subject to certain exceptions, an individual may be treated as resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

        This discussion does not consider U.S. state or local or non-U.S. tax consequences and it does not consider all aspects of U.S. federal taxation that may be important to particular non-U.S. holders in light of their individual circumstances, such as special tax rules that may apply to a non-U.S. holder that is a dealer in securities or foreign currencies, financial institution, bank, insurance company, tax-exempt organization, former citizen or former long-term resident of the United States, or that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. We also do not discuss the U.S. federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes.

        If a partnership is a beneficial owner of our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

        The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect and generally available on the date of this prospectus. All of these authorities are subject to change, retroactively or prospectively. Prospective investors are urged to consult their own advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax considerations with respect to acquiring, owning and disposing of our common stock.

Distributions on Common Stock

        As described under "Dividend Policy" above, we do not anticipate paying dividends on our common stock in the foreseeable future. However, if we make cash distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "—Gain on Sale, Exchange or other Disposition of Common Stock" below.

        Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder's conduct of a trade or business in the United States will generally be subject to withholding of U.S. federal income tax at the rate of 30%, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

        Under applicable U.S. Treasury regulations, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate:

  •
  a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy certain certification and other requirements;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

  •
  look-through rules will apply for foreign simple trusts and foreign grantor trusts.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

        To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed Internal Revenue Service, or IRS, Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Sale, Exchange or other Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale, exchange or otherwise taxable disposition of our common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States; in this case, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional "branch profits tax" described above may also apply; or

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition (which may be offset by U.S. source capital losses of the non-U.S. holder, if any); or

  •
  we are or have been, at any time during the five year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than five percent of our outstanding common stock, directly or indirectly, during the relevant period. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold ten percent of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner as is applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the additional "branch profits tax" described above may also apply.

        We believe that we have not been and are not currently a U.S. real property holding corporation and we do not expect to become, a U.S. real property holding corporation in the future. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for purposes of Section 897 of the Internal Revenue Code of 1986.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

        Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 28%. In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if such non-U.S. holder has provided the required certification and neither we nor our paying agent has actual knowledge to the contrary

        The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder or through the U.S. office of any broker, U.S. or foreign, generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding at the applicable rate, currently 28% unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own advisors regarding the application of these rules to them.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, or certain lifetime transfers of an interest in common stock made by such individual at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident aliens are generally allowed a statutory credit that has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

        The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice. Accordingly, each prospective non-U.S. holder of our common stock should consult its own tax adviser with respect to the U.S. federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations, as well as any consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter named below has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name in the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. Allen & Company LLC, SG Cowen & Co., LLC, Needham & Company, Inc. and C.E. Unterberg, Towbin LLC are acting as the representatives of the underwriters.

Underwriters	Number of Shares
Allen & Company LLC
SG Cowen & Co., LLC
Needham & Company, Inc.
C.E. Unterberg, Towbin LLC

Total	3,600,000

        The underwriting agreement provides that the underwriters' obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material adverse change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased, other than those covered by the over-allotment option described below.

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $            per share. Securities dealers may reallow a concession not in excess of $            per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

        We have granted to the underwriters an option, exercisable not later than 30 days after commencement of this offering, to purchase up to an aggregate of 540,000 additional shares of common stock at the public offering price set forth on the cover of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of common stock offered hereby. If the underwriters exercise their over-allotment option, so long as the conditions of the underwriting agreement are satisfied, the underwriters will purchase additional shares in approximately the same proportion as shown in the table above.

        The following table summarizes the compensation, or underwriting discounts, to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount

Proceeds, before expenses, to us	$	$	$

        We estimate that our total out-of-pocket expenses for this offering, excluding underwriting discounts and commissions, will be approximately $1.6 million.

        We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        We, along with our directors and executive officers and all of our stockholders holding at least one percent of our common stock and the holders of a majority of our options, have agreed for a period of 180 days following the date of this prospectus, not to offer, sell, assign, transfer, pledge, contract or sell or otherwise dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock, subject to specified exceptions. Allen & Company LLC and SG Cowen & Co., LLC may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from such restrictions. There are no agreements between the underwriters and us or any of our stockholders, option holders or affiliates releasing them or us from these lock-up agreements prior to the expiration of the 180-day period.

        The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sales by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions, and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price was determined by negotiations between the underwriters and us. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

        Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada.

        Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiration of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

        Faegre & Benson LLP, Denver, Colorado will pass upon the validity of the shares of common stock offered by this prospectus and other legal matters for us. Heller Ehrman White & McAuliffe LLP, New York, New York will pass upon certain legal matters for the underwriters.

EXPERTS

        The consolidated financial statements of Displaytech, Inc. as of December 31, 2002 and 2003, and for each of the years in the three-year period ended December 31, 2003, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Statements in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. As a result of this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

        You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission's web site http://www.sec.gov.

DISPLAYTECH, INC. AND SUBSIDIARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2001, 2002 and 2003 and March 31, 2004 (Unaudited)
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the Three-Month Periods ended March 31, 2003 (Unaudited) and 2004 (Unaudited)
Consolidated Statements of Stockholders' Deficit for the years ended December 31, 2001, 2002 and 2003 and for the Three-Month Periods ended March 31, 2003 (Unaudited) and 2004 (Unaudited)
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the Three-Month Periods ended March 31, 2003 (Unaudited) and 2004 (Unaudited)
Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Displaytech, Inc.:

        We have audited the accompanying consolidated balance sheets of Displaytech, Inc. and subsidiary as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Displaytech, Inc. and subsidiary as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Boulder, Colorado
May 25, 2004

DISPLAYTECH, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31, 2004
	2002	2003
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$539,918	$2,224,665	$2,662,111
Receivables:
Trade, net	351,668	235,532	861,754
Revenue in excess of billings	189,943	144,227	122,648

Total receivables	541,611	379,759	984,402
Inventory, net	300,242	66,938	106,747
Prepaid expenses, deposits, and other	401,827	182,152	218,666

Total current assets	1,783,598	2,853,514	3,971,926

Equipment and leasehold improvements:
Equipment	6,919,848	2,746,668	2,880,802
Leasehold improvements	1,092,114	1,274,933	1,274,933

	8,011,962	4,021,601	4,155,735
Less accumulated depreciation and amortization	(6,956,992)	(3,345,532)	(3,524,151)

Equipment and leasehold improvements, net	1,054,970	676,069	631,584
Patent costs and other assets, net of accumulated amortization of $750,169, $884,242 and $919,531 (unaudited), respectively	537,181	404,523	393,660

Total assets	$3,375,749	$3,934,106	$4,997,170

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Current portion of note payable	$—	$350,696	$355,761
Accounts payable	4,481,757	6,246,629	8,586,016
Accrued expenses and other liabilities	825,757	907,945	1,063,639
Accrued royalties payable	—	798,844	1,017,886
Current portion of capital lease obligations	406,270	20,484	21,079
Notes payable to related parties	750,000	—	—

Total current liabilities	6,463,784	8,324,598	11,044,381
Accrued royalties	324,801	—	—
Long-term accounts payable	254,225	70,080	82,080
Long-term convertible debt	13,292,500	14,192,500	14,417,500
Note payable	—	90,863	—
Notes payable to related parties	—	1,500,000	—
Capital lease obligations, less current portion	31,640	11,156	5,658

Total liabilities	20,366,950	24,189,197	25,549,619

Stockholders' deficit:
Preferred stock $0.001 par value. Authorized 5,000,000 shares:
Series B convertible preferred stock; shares issued and outstanding 485,689, including 225,638 shares of Series E-B; liquidation preference of $48,568,900	47,965,732	47,965,732	47,965,732
Series D convertible preferred stock; shares issued and outstanding 330,641, including 185,785 shares of Series E-D; liquidation preference of $33,064,100	31,665,137	31,665,137	31,665,137
Series E preferred stock; shares issued and outstanding 0, 47,596, and 0 shares (Unaudited), respectively; liquidation preference of $7,209,009	—	7,018,560	—
Series F convertible preferred stock; issued and outstanding 0, 0 and 78,828 (Unaudited) shares, respectively; liquidation preference of $7,882,800 (Unaudited)	—	—	7,678,214
Series G convertible preferred stock; issued and outstanding 0, 0 and 15,230 (Unaudited) shares, respectively; liquidation preference of $1,523,000 (Unaudited)	—	—	1,508,864
Common stock, $0.001 par value. Authorized 25,000,000 shares; issued and outstanding 17 shares	—	—	—
Additional paid-in capital	1,314,575	—	9,187,079
Accumulated deficit	(97,934,645)	(106,902,520)	(118,555,475)
Treasury stock (1,333 shares), at cost	(2,000)	(2,000)	(2,000)

Total stockholders' deficit	(16,991,201)	(20,255,091)	(20,552,449)
Commitments and contingencies

Total liabilities and stockholders' deficit	$3,375,749	$3,934,106	$4,997,170

See accompanying notes to consolidated financial statements.

DISPLAYTECH, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Three-Month Periods Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenue:
Product sales	$18,498,610	$13,276,967	$26,023,420	$6,537,344	$10,245,152
Other	625,567	635,874	655,654	57,411	182,145

Total revenue	19,124,177	13,912,841	26,679,074	6,594,755	10,427,297

Cost of sales:
Cost of products sold	29,628,913	12,913,648	23,308,607	5,828,719	9,324,796
Other	438,618	323,165	308,640	20,510	66,870

Total cost of sales	30,067,531	13,236,813	23,617,247	5,849,229	9,391,666

Gross profit (loss)	(10,943,354)	676,028	3,061,827	745,526	1,035,631

Operating costs and expenses:
Sales, general and administrative	5,654,514	6,000,387	3,855,077	1,035,172	1,085,197
Research and development	9,725,563	5,874,997	5,984,128	1,340,515	1,475,166

Total operating costs and expenses	15,380,077	11,875,384	9,839,205	2,375,687	2,560,363

Loss from operations	(26,323,431)	(11,199,356)	(6,777,378)	(1,630,161)	(1,524,732)

Other income (expense):
Interest expense	(1,282,275)	(1,169,967)	(1,161,138)	(291,837)	(298,334)
Interest income and other	305,559	58,304	105,476	1,901	2,980

Total other income (expense)	(976,716)	(1,111,663)	(1,055,662)	(289,936)	(295,354)

Net loss	(27,300,147)	(12,311,019)	(7,833,040)	(1,920,097)	(1,820,086)
Deemed dividend from beneficial conversion feature of convertible preferred stock	—	—	—	—	(9,187,079)
Preferred stock dividends	—	—	(2,449,410)	—	(645,790)

Net loss applicable to common stockholders	$(27,300,147)	$(12,311,019)	$(10,282,450)	$(1,920,097)	$(11,652,955)

Loss per share, basic and diluted	$(295)	$(1,758,717)	$(604,850)	$(112,947)	$(685,468)

Weighted average number of shares outstanding, basic and diluted	92,577	7	17	17	17

See accompanying notes to consolidated financial statements.

DISPLAYTECH, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

Years Ended December 31, 2001, 2002, and 2003
and the Three Months Ended March 31, 2004 (Unaudited)

	Convertible preferred stock								Convertible preferred stock
	Series B		Series C		Series D		Series E		Series F		Series G		Common stock				Treasury stock
															Additional paid-in capital	Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount	Total
Balances at December 31, 2000	277,584	$27,155,224	100,000	$9,829,576	—	$—	—	$—	—	$—	—	$—	128,971	$1,935	$21,477,110	$(57,398,479)	1,333	$(2,000)	$1,063,366
Issuance of preferred stock for cash, net of issuance costs	—	—	—	—	220,000	21,480,325	—	—	—	—	—	—	—	—	—	—	—	—	21,480,325
Issuance of preferred stock for dividends	—	—	—	—	9,250	925,000	—	—	—	—	—	—	—	—	—	—	—	—	925,000
Issuance of preferred stock for interest	—	—	—	—	391	39,059	—	—	—	—	—	—	—	—	—	—	—	—	39,059
Conversion of Series C mandatorily redeemable convertible preferred stock to Series D redeemable convertible preferred stock	—	—	(100,000)	(9,829,576)	100,000	9,766,006	—	—	—	—	—	—	—	—	63,570	—	—	—	—
Common stock options issued for services	—	—	—	—	—	—	—	—	—	—	—	—	—	—	19,881	—	—	—	19,881
Common stock converted to Series B redeemable convertible preferred stock	208,105	20,810,508	—	—	—	—	—	—	—	—	—	—	(128,971)	(1,935)	(20,808,573)	—	—	—	—
Stock dividend issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(925,000)	—	—	(925,000)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(27,300,147)	—	—	(27,300,147)

Balances at December 31, 2001	485,689	47,965,732	—	—	329,641	32,210,390	—	—	—	—	—	—	—	—	751,988	(85,623,626)	1,333	(2,000)	(4,697,516)
Issuance costs of preferred stock	—	—	—	—	—	(645,253)	—	—	—	—	—	—	—	—	522,720	—	—	—	(122,533)
Preferred stock issued for services	—	—	—	—	1,000	100,000	—	—	—	—	—	—	—	—	—	—	—	—	100,000
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	—	—	17	—	266	—	—	—	266
Issuance of warrants for services	—	—	—	—	—	—	—	—	—	—	—	—	—	—	39,601	—	—	—	39,601
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,311,019)	—	—	(12,311,019)

Balances at December 31, 2002	485,689	47,965,732	—	—	330,641	31,665,137	—	—	—	—	—	—	17	—	1,314,575	(97,934,645)	1,333	(2,000)	(16,991,201)
Issuance of preferred stock for cash	—	—	—	—	—	—	41,500	4,150,000	—	—	—	—	—	—	—	—	—	—	4,150,000
Conversion of note payable and accrued interest to Series E preferred stock	—	—	—	—	—	—	6,096	609,600	—	—	—	—	—	—	—	—	—	—	609,600
Issuance costs of preferred stock	—	—	—	—	—	—	—	(190,450)	—	—	—	—	—	—	—	—	—	—	(190,450)
Preferred stock dividends	—	—	—	—	—	—	—	2,449,410	—	—	—	—	—	—	(1,314,575)	(1,134,835)	—	—	—
Issuance of warrants for services	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,833,040)	—	—	(7,833,040)

Balances at December 31, 2003	485,689	47,965,732	—	—	330,641	31,665,137	47,596	7,018,560	—	—	—	—	17	—	—	(106,902,520)	1,333	(2,000)	(20,255,091)
Issuance of preferred stock for cash, net of issuance costs, (Unaudited)	—	—	—	—	—	—	280	28,000	—	—	70	7,000	—	—	—	—	—	—	35,000
Preferred stock dividends, (Unaudited)	—	—	—	—	—	—	—	645,790	—	—	—	—	—	—	—	(645,790)	—	—	—
Conversion of Series E preferred stock to Series F redeemable convertible preferred stock, (Unaudited)	—	—	—	—	—	—	(47,876)	(7,692,350)	78,828	7,692,350	—	—	—	—	—	—	—	—	—
Conversion of bridge note and accrued interest into Series G convertible preferred stock, (Unaudited)	—	—	—	—	—	—	—	—	—	—	15,160	1,516,000	—	—	—	—	—	—	1,516,000
Issuance costs of preferred stock, (Unaudited)	—	—	—	—	—	—	—	—	—	(14,136)	—	(14,136)	—	—	—	—	—	—	(28,272)
Deemed dividend from beneficial conversion feature of convertible preferred stock, (Unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,187,079	(9,187,079)	—	—	—
Net loss, (Unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,820,086)	—	—	(1,820,086)

Balances at March 31, 2004 (Unaudited)	485,689	$47,965,732	—	$—	330,641	$31,665,137	—	$—	78,828	$7,678,214	15,230	$1,508,864	17	$—	$9,187,079	$(118,555,475)	1,333	$(2,000)	$(20,552,449)

See accompanying notes to consolidated financial statements.

DISPLAYTECH, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Three-Month Periods Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows from operating activities:
Net loss	$(27,300,147)	$(12,311,019)	$(7,833,040)	$(1,920,097)	$(1,820,086)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	2,342,123	2,275,660	1,031,520	323,690	213,908
Common stock options, warrants, and preferred stock issued for services and interest	58,939	139,601	—	—	—
Interest expense deferred and included in long-term debt	900,000	900,000	900,000	225,000	225,000
Loss on disposal of equipment	487,093	730,512	—	—	—
Accrued interest on note payable to related parties	—	—	9,600	9,600	7,000
Changes in operating assets and liabilities:
Trade accounts receivable and revenue in excess of billings	214,460	773,710	161,852	(549,694)	(604,643)
Inventory	1,399,187	1,703,676	233,304	25,057	(39,809)
Prepaid expenses, deposits, and other	15,805	(162,486)	219,675	101,290	(36,514)
Accounts payable and accrued expenses	342,094	970,464	2,136,958	1,869,971	2,726,123

Net cash provided by (used in) operating activities	(21,540,446)	(4,979,882)	(3,140,131)	84,817	670,979

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(515,146)	(129,046)	(464,622)	(8,045)	(134,134)
Patent costs and other	(183,823)	(98,874)	(152,391)	(9,344)	(24,426)

Net cash provided by (used in) investing activities	(698,969)	(227,920)	(617,013)	(17,389)	(158,560)

Cash flows from financing activities:
Proceeds from issuance of redeemable preferred stock and warrants	22,000,000	—	4,150,000	3,400,000	44,000
Costs related to the issuance of stock	(519,675)	(122,533)	(149,782)	(148,523)	(28,272)
Deferred financing costs	—	(40,668)	—	—	—
Principal payments on long-term obligations	—	—	(150,000)	—	(85,798)
Proceeds from notes payable	150,000	600,000	1,941,559	—	—
Principal payments under capital lease obligations	(1,409,475)	(1,507,541)	(349,886)	(221,182)	(4,903)
Proceeds from exercise of stock options	—	266	—	—	—

Net cash provided by (used in) financing activities	20,220,850	(1,070,476)	5,441,891	3,030,295	(74,973)

Net increase (decrease) in cash and cash equivalents	(2,018,565)	(6,278,278)	1,684,747	3,097,723	437,446
Cash and cash equivalents at beginning of period	8,836,761	6,818,196	539,918	539,918	2,224,665

Cash and cash equivalents at end of period	$6,818,196	$539,918	$2,224,665	$3,637,641	$2,662,111

Supplemental cash flow information:
Cash paid for interest	$382,276	$146,800	$59,041	$41,581	$20,827
Supplemental noncash investing and financing activities:
Conversion of debt to preferred stock	—	—	609,600	—	1,516,000
Preferred stock dividend	925,000	—	2,449,410	—	645,790
Stock conversion, Preferred Series E to Preferred Series F	—	—	—	—	7,692,350
Preferred Series D shares issued for costs related to the issuance of stock	—	522,720	—	—	—
Stock conversion, Preferred redeemable Series C to Preferred Series D	9,766,006	—	—	—	—
Stock conversion, common stock to Preferred Series B	20,810,508	—	—	—	—
Stock conversion, Preferred redeemable Series B to Preferred Series B	27,155,224	—	—	—	—
Deposits applied to capital lease obligations	—	—	56,384	—	—

See accompanying notes to consolidated financial statements.

DISPLAYTECH, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002 and 2003 and
the Three-Month Periods Ended March 31, 2003 and 2004 (Unaudited)

(1)    Summary of Significant Accounting Policies and Business

  (a)    Business, Basis of Financial Statement Presentation and Basis of Consolidation

    Displaytech, Inc. ("Displaytech" or the "Company"), was incorporated in Colorado in 1984 and was reincorporated into Delaware in May 2004. The Company was founded in 1984 to research and commercially develop surface stabilized ferroelectric liquid crystal ("FLC") technology. Since inception, the Company, which operates in one segment, has produced a number of FLC-based electro-optic and display component products. FLC technology enables fast switching of light and produces enhanced image clarity for innovative products such as miniature liquid crystal displays.

    The Company developed microdisplays using the FLC technology and began commercial production of this product during 1998. The Company's microdisplay products are used today primarily as electronic viewfinders in digital still cameras and video camcorders. The Company markets its microdisplay products principally to original equipment manufacturers ("OEMs") of digital still cameras and video camcorders.

    Revenue is derived from sales of component and display products and research and development contracts with agencies of the U.S. Government and commercial businesses.

    The consolidated financial statements include the accounts of Displaytech Asia-Pacific K.K. ("DTAP"), a wholly owned subsidiary. DTAP was founded in 2002 to provide sales support and technical support for the Company's customers and distributors in Japan. All material intercompany accounts and transactions have been eliminated in consolidation.

    The accompanying unaudited consolidated financial statements for the three-month periods ended March 31, 2003 and 2004 have been prepared by the Company in accordance with accounting principles generally accepted in the U.S. for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. have been condensed or omitted for these interim periods pursuant to SEC regulations. The unaudited consolidated financial statements reflect all adjustments and disclosures that are, in the opinion of management, necessary for a fair presentation. All such adjustments are of a normal recurring nature. The results of operations for the interim period ended March 31, 2004 are not necessarily indicative of the results of the full fiscal year.

  (b)    Liquidity and Other Risk Factors

    The Company has incurred losses since inception and expects to continue to incur losses through 2004. The Company has an accumulated deficit of $106,902,520 at December 31, 2003. The Company's operations are subject to various risks and uncertainties, some of which follow. The development and deployment of the Company's products is complex and subject to significant risks. There can be no guarantee that the Company will achieve or sustain profitability in the future. Further, during the period required to achieve successful operations, the Company may need additional financing which may not be readily available. The Company has reduced its operating expenses and raised capital subsequent to December 31, 2003, which is addressed in note 12.

  (c)    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

  (d)    Cash and Cash Equivalents

    The Company considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents.

    Historically, the Company's customer pricing has been primarily in dollars. Beginning in 2004, the Company received the option to price certain of its transactions in Japanese yen. As a result, fluctuations in the value of the U.S. dollar versus the yen may affect the fair value of reported revenue, gross profit and receivables. In order to mitigate foreign currency exchange risk generated by these sales, the Company may make purchases from its contract manufacturer in the same currency. The Company does not believe that it currently has significant foreign currency exchange rate risk, and has not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

    Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in foreign currency transaction gains and losses which are reflected in income as unrealized (based on period-end translation) or realized (upon settlement of the transactions).

  (e)    Concentrations of Credit Risk

    Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable, cash, and cash equivalents. The Company performs initial and ongoing credit evaluations of its customers' financial condition and generally requires no collateral.

    The Company maintains the majority of its cash balances with a financial institution in the form of demand deposits and money market accounts. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced losses in such accounts.

    The Company does not have significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts, or other foreign currency hedging arrangements.

    Accounts receivable are typically unsecured and are concentrated in the consumer electronics industry. Accordingly, the Company may be exposed to credit risk generally associated with companies in that industry. In addition, the Company's revenue is concentrated in Japan, and therefore subject to general economic conditions in that country.

    However, the Company has the ability to sell accounts receivable from its two largest customers at their face value. The Company incurs a draw fee of 0.5% of the receivables sold and pays interest at the rate of prime, which was 4% at December 31, 2003, plus 2%. The receivables are sold without recourse to the Company, and accordingly, the Company has no risk of loss once the receivables have been sold. Allowances for doubtful accounts are provided based upon historical results. To date, the Company's bad debt expense has not been significant, and the reserves for doubtful accounts for each of the periods presented in the accompanying consolidated financial statements are minimal.

    Accounts receivable derived from significant customers was as follows as of December 31, 2002 and 2003 and March 31, 2004:

	December 31,
			March 31, 2004
	2002	2003
			(Unaudited)
Customer A	55%	69%	88%
Customer B	20%	4%	1%
Customer C	1%	18%	8%
Customer D	16%	4%	0%

  (f)    Fair Value of Financial Instruments

    The Company's financial instruments consist primarily of cash, short-term trade receivables and payables, accrued expenses and other liabilities, capital lease obligations, and debt. The carrying value of cash, trade receivables and payables, accrued expenses and other liabilities approximate their fair value due to their short maturities. The Company's long-term debt is with a strategic investor, and is carried at a value that approximates its fair value based upon the Company's current credit risk profile and terms which the Company believes it could currently obtain from a similar third party.

  (g)    Inventory

    Inventory is stated at the lower of weighted average cost or market. Cost of products sold includes raw materials, allocated direct labor, and overhead.

  (h)    Equipment and Leasehold Improvements

    Equipment and leasehold improvements, including assets acquired under capital leases, are recorded at cost. Equipment is primarily comprised of machinery used for research and development activities and the manufacture of products. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives of the assets or lease terms, which range from three to five years.

    The cost of replacements, renewals, and enhancements are capitalized, and repairs and maintenance are expensed as incurred.

  (i)    Patents

    The Company capitalizes the direct external costs associated with patent applications, including costs related to patents held by others to which the Company has exclusive rights (see note 2). Costs associated with successful applications are amortized over management's estimate of the useful life of the related technology, generally five years. Capitalized costs are charged to operations when it becomes evident that an application will not be successful or when a particular patent is considered to have no future value to the Company.

  (j)    Impairment of Long-Lived Assets

    The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to be generated by an asset are less than its carrying value. Measurement of the impairment loss is based on the fair value of the asset, which is generally determined using valuation techniques such as the present value of expected future cash flows or independent appraisal. In connection with the decision to dispose of certain equipment in 2002, the Company recorded an asset impairment charge of approximately $700,000.

  (k)    Revenue Recognition

    The Company generates revenue primarily from the sale of products to its distributors and customers. Product sales are recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery is complete; (iii) the selling price is fixed or determinable; and (iv) collection is reasonably assured. Purchase orders based on fixed prices or contracts are used to verify that an arrangement exists and the selling price is fixed or determinable. Delivery is complete when products are shipped from the contract manufacturer to the Company's distributor or customer consistent with the shipping terms which are FOB shipping point. Collectibility is assessed based primarily on the history the Company has with its major customers. Once product is shipped to the customer, returns are allowed for defects, which are primarily warranted by the Company's contract manufacturer. Other revenue consists of fees from government contracts and other services. Government contracts are primarily related to research and development activities, and are generally recognized on a percentage-of-completion basis as the work is performed.

    Revenue in excess of billings represents revenue related to services completed but not billed. The Company bills customers based upon the terms included in the contracts, generally upon delivery of certain products or information, or achievement of milestones defined in the contracts. When billed, such amounts are recorded as accounts receivable. Billings in excess of revenue represent billings in advance of services performed. The Company recognizes losses on contracts in the period such losses are determined.

  (l)    Research and Development

    Research and development costs are expensed as incurred.

  (m)    Advertising Costs

    The Company expenses advertising costs as incurred. During the years ended December 31, 2001, 2002, and 2003, the Company incurred approximately $353,000, $29,000, and $6,000 respectively, in advertising costs.

  (n)    Income Taxes

    The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recognized to the extent it is more likely than not that the deferred tax assets are not considered realizable.

  (o)    Stock-Based Compensation

    The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation expense is recorded for options issued to employees and directors on the date of grant only if the current estimated fair value of the underlying common stock exceeds the exercise price of the option, the intrinsic value method. SFAS No. 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income or loss disclosures as if the fair value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123.

    At December 31, 2003, the Company had one stock-based employee compensation plan under which it was still granting options, which is described more fully in note 6. Through March 31, 2004, no stock-based employee compensation cost is reflected in net loss, as all options granted under the plan had exercise prices equal to the estimated fair value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss if the

    Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Net loss attributable to common stockholders, as reported	$(27,300,147)	$(12,311,019)	$(10,282,450)	$(1,920,097)	$(11,652,955)
Pro forma stock-based employee compensation expense	(430,034)	(916,825)	(176,744)	(125,554)	(43,531)

Pro forma net loss	$(27,730,181)	$(13,227,844)	$(10,459,194)	$(2,045,651)	$(11,696,486)

Loss per share, as reported	$(295)	$(1,758,717)	$(604,850)	$(112,947)	$(685,468)

Pro forma loss per share	$(300)	$(1,889,692)	$(615,247)	$(120,332)	$(688,029)

  (p)    Net Loss Per Share

    Basic net loss per common share is computed by dividing the net loss applicable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive potential common stock, including options, convertible preferred stock, and warrants. As a result of the Company's net losses, for all periods presented, all potentially dilutive securities would be anti-dilutive and are excluded from the computation of diluted loss per share. Until May 2004, the majority of the Company's owners held preferred shares. Accordingly, the loss per share information in the accompanying financial statements is not an indication of those amounts that would be reported had the preferred stockholders converted their shares as of the beginning of each period or their respective issue dates. The table below summarizes all common stock equivalents which have been excluded from loss per share.

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Stock options	56,250	122,082	95,953	118,456	95,461
Warrants	2,509	19,472	17,465	18,166	17,465
Convertible preferred securities	854,969	856,182	856,182	856,182	6,995,603

Total	913,728	997,736	969,600	992,804	7,108,529

    On March 3, 2004, the Company effected a one-for-fifteen reverse split of its common stock. In connection with the common stock reverse split, the Company changed its conversion ratios on the preferred stock to reflect the reverse split. All references in the accompanying financial statements to the number of common shares have been retroactively adjusted to reflect the common stock reverse split, the decrease in the outstanding common stock and the change in the preferred stock conversion ratios.

    The Company has never paid cash dividends on its preferred or common stock.

  (q)    Warranty Accrual

    The Company provides a one-year warranty on its products. However, the majority of manufacturing defects, if any, are warranted by the Company's contract manufacturer, and only engineering defects are warranted by the Company. Historical warranty claims paid by the Company have been minimal, and accordingly, no accrual has been recorded.

  (r)    Reclassifications

    Certain 2001 and 2002 amounts have been reclassified to conform to the 2003 presentation.

(2)    Patents and Intellectual Property

  (a)    Licensed Intellectual Property

    The Company is one of four licensees to certain surface stabilized ferroelectric liquid crystal ("SSFLC") display device patents jointly owned by a Company founder and a third-party. The agreement requires the Company to pay these parties $50,000 for each third-party sublicense of the licensed patents, in addition to royalties based on use of the technology in the Company's products. The royalty is based on a portion of the sales price of certain products. Royalty rates range from 1.5 to 2.0%. Royalties paid under these agreements were not significant in 2001, 2002, and 2003.

    Under an agreement with a separate third party, the Company licenses certain microdisplay technology, for which it pays a 3.5% royalty on revenue from the sales of certain products. One third of the accrued royalties are due 45 days after the end of each fiscal quarter. The remaining accrued royalties accrue interest at the rate of 16% compounded quarterly. Accrued royalties and related interest totaled $798,844 as of December 31, 2003. These royalties payable were due no later than April 30, 2004. This agreement was amended in May 2004 to provide that remaining accrued royalties are due no later than January 30, 2005. This agreement terminates November 2004.

  (b)    Proprietary Intellectual Property

    The Company's development work to date has been largely financed through equity financings and research and development contracts with various U.S. government agencies and commercial customers that provide for the commercial rights to all developed intellectual property to remain with the Company. In addition, the Company has developed trade secret information over the course of the development of the FLC technology.

  (c)    Technology License and Industrial Research Agreement

    Since May 1990, the Company has been party to a technology transfer agreement with University Research Corporation ("URC"), an affiliate of the University of Colorado (the "University"), directed toward inventions and discoveries relating to FLCs and FLC materials. The Company is committed to exert its best efforts to effect commercialization of selected research products resulting from the research program and has an exclusive worldwide license to technology so developed. The Company is responsible for filing and protecting, at its own cost, patent applications in URC's name, with respect to base technology and products arising from the research program. URC is entitled to royalties on sales of products and materials incorporating the licensed technology. Royalties are to be paid annually, and the royalty percentages are tiered based upon gross sales and range from 1% to 5% of gross sales, with a minimum royalty of $1,000. Royalties may be satisfied in part through Company expenditures to establish patent rights or through research activities sponsored or subcontracted to the University by the Company, with any such expenses in excess of $25,000 being carried over to succeeding years. To date, royalties calculated on gross sales have not exceeded the minimum royalty payment. FLC devices developed solely by the Company are the Company's property and are not subject to the license agreement, including devices developed in consultation with University professors.

(3)    Inventory

  Inventory is comprised of the following:

	December 31,
			March 31, 2004
	2002	2003
			(Unaudited)
Raw materials	$116,611	$27,290	$47,728
Work-in-process	14,566	28,219	36,743
Finished goods	169,065	11,429	22,276

	$300,242	$66,938	$106,747

(4)    Long-Term Debt

  In February 1999, the Company and Hewlett-Packard Company ("HP") entered into a $10,000,000 convertible debt financing agreement (the "HP Debt"). Borrowings under the HP Debt are mandatorily convertible into common stock upon a qualified public offering of at least $25 million and $103 per common share. The borrowings are also convertible at the option of HP at the maturity date, upon default, upon notice of prepayment, upon a change of control or upon a public offering other than a qualified public offering, into Series D Convertible Preferred Stock

  ("Series D Stock") at $100 per share. Borrowings accrue interest at 9% per annum and are due, in total with related accrued interest payable, at maturity on February 19, 2008. At December 31, 2003, the outstanding principal and accrued interest payable under the HP Debt were $10,000,000 and $4,192,500, respectively. The financing agreement includes certain covenants regarding financial reporting requirements and limitations on additional indebtedness, payment of dividends and other items. The Company has the right to prepay all of the HP Debt at any time with a discount depending on when such prepayments are made.

  In December 2002, the Company issued bridge notes held by various investors for $600,000. The note matured February 14, 2003 and accrued interest at prime plus 2% (6.25% at December 31, 2002). The interest and principal were converted into shares of Series E-1 preferred stock, in accordance with the terms of the agreement.

  In December 2003, the Company entered into bridge notes held by related parties for $1,500,000. On March 3, 2004, the holders of the $1,500,000 bridge notes, which were due to mature in April 2004, converted the note plus accrued interest of $16,000 into 15,160 shares of Series G Convertible Preferred Stock ("Series G Stock"). As such, the amount is classified as a long-term liability on the consolidated balance sheet.

  Notes payable at December 31, 2002 and 2003 and March 31, 2004, consisted of the following:

	December 31,
			March 31, 2004
	2002	2003
			(Unaudited)
Note payable to HP and accrued interest, interest accrues on principal balance at 9% per annum, secured by substantially all of the assets of the Company. Payment in lump sum at maturity in February 2008.	$13,292,500	$14,192,500	$14,417,500
Bridge notes payable to investors, interest at prime plus 2.00% (6% at December 31, 2003), secured by substantially all of the assets of the Company. The notes payable converted March 2004.	600,000	1,500,000	—
Note payable to Cadwalader, Wickersham and Taft, accrues interest at 10% and is unsecured. Payment in lump sum on December 30, 2003.	150,000	—	—
Note payable to bank due in equal installments of $30,578 through March 2005, accrues interest at 5.75%, and is secured by the equipment purchased with the proceeds.	—	441,559	355,761

	14,042,500	16,134,059	14,773,261
Less current portion	(750,000)	(350,696)	(355,761)

	$13,292,500	$15,783,363	$14,417,500

  Maturities of the notes payable at December 31, 2003:

2004	$1,850,696
2005	90,863
2006	1,500,000
2007	3,500,000
2008	9,192,500

Principal portion of future notes payable obligations	16,134,059
Less current portion of notes payable	(350,696)

Notes payable, net of current portion	$15,783,363

(5)    Convertible Preferred Stock

  (a)    Series B and Series D Convertible Preferred Stock

    On September 20, 2001, the Company's stockholders approved conversion of all the common shares issued and outstanding as of the record date into shares of Series B Convertible Preferred Stock ("Series B Stock"). As a result, 128,971 shares of common stock were converted to 208,105 shares Series B Stock.

    Shares of Series B Stock and Series D Stock have a liquidation preference equal to $100 per share plus accumulated and unpaid dividends, as adjusted in the conversion transaction discussed above. Each holder of Series B and D Stock is entitled to dividends, out of funds legally available, when and if declared by the board of directors. The Series B and D Stock do not accrue dividends unless declared and are not cumulative. Shares of Series B and Series D Stock are convertible into common stock at a conversion ratio of $100 per share plus declared and unpaid dividends divided initially by $106.65 per share and $82.50 per share, respectively, and to potentially be adjusted in the event defined future transactions occur. Shares of Series B and Series D Stock are convertible to common stock, at the option of the holder, at any time.

    In connection with the issuance of Series D Stock, the holders of Series B Stock agreed to waive the mandatory redemption feature of their Series B shares. However, the holders of Series B Stock have the right to require the Company to purchase their shares at the liquidation preference in the event of sale, merger, change of control, or voluntary bankruptcy of the Company. Shares of Series D Stock are redeemable, at the option of the holder, upon a liquidating event including merger or consolidation of the Company. The Company has a call option to purchase any or all outstanding Shares of Series B Stock for $100 per share, plus declared and unpaid dividends, upon the successful completion of a public offering, where the net proceeds of the offering are at least $35 million and the price per common share is not less than $40 per share as adjusted for stock dividends and stock splits. The Company also has a call option to purchase any or all outstanding Shares of Series D Stock for $100 per share, plus accrued and unpaid dividends, upon the successful completion of a public offering of the Company's common stock with net proceeds of a least $35 million and a valuation of at least $250 million. The holders of Series D Stock have the right to convert their shares to common stock within 20 days of the Company's call.

    The holders of the Series B and D Stock vote together with holders of the Company's common stock and are entitled to such number of votes per share equal to the number of shares of the Company's common stock into which each share of Series B or D Stock is then convertible.

  (b)    Series E Preferred Stock

    In February and April 2003, the Company completed a private placement of 47,596 shares of Series E Preferred Stock ("Series E Stock"). The purchase price for the Series E Stock was $100 per share. Dividends accrued on each share of Series E Stock at the annual rate of 50%, compounded monthly, for so long as each such share is outstanding. Such dividends accrued in shares of Series E Stock and were payable in shares of Series E Stock or cash at the option of the Company's board of directors. The Series E Stock ranked senior to all other classes and series of capital stock of Displaytech. Anti-dilution provisions included in previously issued financings were waived in connection with the sale of the Series E Stock.

    Shares of Series E Stock were not convertible. Consent of the holders of a majority of shares of Series E were required for any matter subject to shareholder vote. Without limiting the foregoing, holders of a majority of shares of Series E Stock were required to approve certain transactions such as liquidation, sale of the business or of principal assets, other change of control events, issuance of securities (other than shares of common stock issuable upon conversion of preferred stock or other convertible securities), recapitalization, any alteration of the rights of the Series E Stock and any creation of a new class or series of shares having rights senior to or on par with the Series E Stock, whether by merger or otherwise. Holders of a majority of shares of Series E Stock also had the right to control the board of directors.

    Purchasers of Series E Stock had the right to exchange currently owned shares of Series B Stock and/or Series D Stock for shares of newly created Series E-B Convertible Preferred Stock ("Series E-B Stock") and newly created Series E-D Convertible Preferred Stock ("Series E-D Stock"), respectively. For each $1.00 of original issue price of Series E Stock purchased by a participating investor, such participating investor had the right to convert that number of shares of Series B Stock and Series D Stock into an equal number of shares of the Series E-B Stock and Series E-D Stock. Accordingly, 225,638 shares of Series B Stock and 185,785 shares of Series D Stock were replaced with 225,638 shares of Series E-B and 185,785 shares of Series E-D Stock, respectively. The Series E-B and Series E-D Stock carry substantially the same rights and preferences as the Series B and D Stock, respectively, which they replaced, except that all of the shares of Series E-B and E-D Stock have liquidation preferences subordinated to the Series E Stock but in preference to the remaining classes of Series B and D Stock.

    In March 2004, in connection with an equity financing all shares of Series E Stock were converted into Series F Convertible Preferred Stock ("Series F Stock"). Additionally, the $1.5 million bridge note together with accrued interest was converted to Series G Stock.

  (c)    Series E Conversion to Series F Convertible Preferred (Unaudited)

    In March 2004, the holders of Series E-1 Stock converted their shares plus accrued but unpaid dividends of $3,095,200 into 78,828 shares of Series F Stock. Additionally, each holder of the Series F Stock was offered the right to purchase Series G Stock. In connection with these transactions, each currently existing qualified investor in the Company that did not own Series E Stock was offered the right to purchase Series E Stock (to be immediately converted into Series F Stock) to entitle such investors to purchase Series G Stock, at a purchase price of $100 per share.

    Each holder of Series F Stock has the right to convert its shares of Series F Stock, in whole or in part, at any time, into shares of common stock of the Company at a conversion price of

    $4.74 (the "Series F Conversion Price"). The Series F Conversion Price does not have any anti-dilution protection other than adjustments for any recapitalization, reorganization, stock split, reverse stock split, or stock dividend or any similar event. Shares of Series F Stock are subject to mandatory conversion upon the vote of a majority of the holders of Series F Stock. Series F Stock is senior to the Company's Series E-D Stock, Series E-B Stock, Series D Stock, Series B Stock and common stock. In the event of any Liquidation Event, holders of the Series F Stock are entitled to receive, prior and in preference to the holders of common stock and any series of preferred stock ranking junior to the Series F Stock, an amount equal to the original purchase price per share of Series F Stock then held by such holders, plus all declared but unpaid dividends. Series F Stock does not have voting rights other than the right to vote on those matters upon which applicable law requires their vote.

  (d)    Series G Convertible Preferred (Unaudited)

    In March 2004, the holders of the $1,500,000 bridge loans converted the notes plus accrued interest of $16,000 into 15,160 shares of Series G Stock. In addition, the Company sold 70 shares of Series G Stock for cash of $7,000.

    Each holder of shares of Series G Stock is entitled to receive dividends in an amount equal to the equivalent per share dividend declared on the common stock. Each purchaser of Series G Stock has the right to convert its shares of Series G Stock, in whole or in part, at any time, into shares of common stock of the Company at a conversion price of $0.34 (the "Series G Conversion Price"). The Series G Conversion Price does not have any anti-dilution provision other than adjustments for any recapitalization, reorganization, stock split, reverse stock split, or stock dividend or any similar event, and are subject to mandatory conversion upon the vote of a majority of the holders of Series G Stock. The holders of shares of Series G Stock vote with the holders of common stock as a single class and have the right to vote that number of shares equal to the number of whole shares of common stock issuable upon conversion of the Series G Stock on all matters.

    In the event of any liquidation event, holders of the Series G Stock are entitled to receive, prior and in preference to the holders of common stock and any series of preferred stock ranking junior to the Series G Stock, an amount equal to the original purchase price per share of Series G Stock then held by such holders, plus all declared but unpaid dividends.

  (e)    Beneficial Conversion Features

    The Series F Stock is convertible into common stock at a rate of $4.74 per share, and Series G Stock is convertible into common stock at a rate of $0.34 per share. As of the date of issuance, each of these conversion rates were deemed to be below the fair value of the underlying common stock. Accordingly, the Company recorded a beneficial conversion charge, which was calculated as the difference between the offering price and the fair value of the underlying common stock. However, the implied value of the beneficial conversion charge was in excess of the proceeds attributable to the issuance of the preferred shares. In accordance with EITF No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or

    Contingently Adjustable Conversion Ratios, the Company limited the beneficial conversion charge to the proceeds of $9,187,079. The beneficial conversion charge is reflected as a deemed dividend in the accompanying consolidated statements of operations and stockholders' deficit.

(6)    Stock-Based Compensation

  (a)    Stock Option Plan

    The Company's stockholders have approved an incentive stock option plan (the "Plan") that authorized, as amended, the issuance of up to 200,630 shares of the Company's common stock to be available for grant to employees. Options are granted at an exercise price of not less than the estimated fair value of the underlying common stock, as determined by the board of directors. The fair value is determined to be equal to the per share price of contemporaneous sales, if available, of common stock to third parties, or the common stock equivalent price of convertible equity and debt securities sold to third parties. In the absence of contemporaneous transactions, fair value is estimated by evaluating discussions with existing and potential investors, private equity market information and other market data, as well as historical sales of equity securities. Options granted in 2002 and 2003 were granted with exercise prices equal to the per common share equivalent price of Series D convertible preferred stock sold in 2001.

    For purposes of calculating the fair value of each option grant on the date of grant, the Black-Scholes option pricing model was utilized with the following weighted average assumptions in 2001, 2002, and 2003: no dividends or volatility, risk-free interest rates of 5.5%, 3.07%, and 3.4%, respectively, and an expected life of six years. The weighted average expected life is based upon the Company's historical exercise experience, which could change in the future. The pro forma results may not be representative of the results in future years.

    A summary of the status of the Plan as of December 31, 2001, 2002, and 2003 and March 31, 2004, and option activity during the periods then ended is as follows:

	2001		2002		2003		March 31, 2004 (Unaudited)
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of period	54,571	$213.90	48,764	$199.95	115,909	$121.20	89,514	$92.94
Granted	—	—	74,523	82.50	3,500	82.50	—	—
Exercised	—	—	(16)	16.50	—	—	—	—
Forfeited or cancelled	(5,807)	331.20	(7,362)	250.65	(29,895)	201.29	(491)	82.50

Outstanding at end of period	48,764	199.95	115,909	121.20	89,514	92.94	89,023	93.00

Options exercisable at end of period	43,312	182.40	86,225	129.30	72,930	95.32	76,129	94.78

Weighted average fair value of options granted during the period		n/a		14.10		15.60		14.09
Weighted average remaining contractual life of options outstanding at end of period	5.36 years		7.23 years		6.98 years		6.72 years

    The following table summarizes information about outstanding stock options at December 31, 2003 and March 31, 2004:

	December 31, 2003			March 31, 2004 (unaudited)
Exercise prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Number of Options Exercisable
$ 16.50	176	0.76	176	176.51		176
82.50	72,225	8.27	55,641	71,734	8.02	58,827
127.50	13,035	1.25	13,035	13,035	1.01	13,035
153.75	2,000	2.29	2,000	2,000	2.04	2,000
183.75	1,912	2.83	1,912	1,912	2.58	1,912
225.00	166	5.11	166	166	4.87	166

	89,514	6.98	72,930	89,023	6.72	76,129

    Options granted to nonemployees for services are accounted for under the provisions of SFAS No. 123. A summary of nonemployee options outstanding at December 31, 2003, is as follows:

	Options Outstanding and Exercisable
Exercise prices	Number	Weighted Average Remaining Contractual Life
$ 16.50	1,688	4.53
82.50	266	8.24
127.50	1,333	1.25
183.75	2,133	2.97
225.00	1,016	4.63

	6,436	3.50

    The fair value of each nonemployee option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions in 2001, 2002, and 2003: no dividends, volatility of 50%, risk free interest rate of 5.5%, and lives of 10 years.

           2004 Option Grant

    In April 2004, the Company's board of directors approved a new options grant for Company management and employees. To implement the issuance of these new options, the Company's option pool was increased to 1,698,241 shares (unaudited). The board of directors granted options in April 2004 for 1,225,753 shares (unaudited) of common stock with a strike price of $3.43 per share (unaudited).

  (b)    Common Stock and Warrants

    On March 3, 2004, the Company effected a one-for-fifteen reverse split of its common stock. In connection with the common stock reverse split, the Company changed its conversion ratios on its preferred stock to reflect the reverse split. All references in the accompanying financial statements to the number of common shares have been retroactively adjusted to reflect the common stock reverse split, the decrease in the outstanding common stock and the change in the preferred stock conversion ratios.

    During 2002, the Company issued warrants to purchase 16,000 shares of common stock in connection with private placement advisory services rendered relating to the issuance of Series D Stock. The exercise price is $82.50 per share. The fair value of the warrant was estimated on the date of grant to be $522,720 using the Black-Scholes option pricing model with the following weighted average assumptions: no dividends, volatility of 50%, risk-free interest rate of 3.21%, and a life of 3.5 years and was accounted for as additional Series D offering costs.

    Also during 2002, the Company issued warrants to purchase 1,213 shares of common stock in connection with restructuring of the Company's building lease rental obligations. The exercise price is $82.50 per share. The fair value of the warrant was estimated on the date of grant to be $39,596 using the Black-Scholes option pricing model with the following weighted average assumptions: no dividends, volatility of 50%, risk-free interest rate of 3.21%, and a life of 3.5 years and was expensed immediately.

    A summary of outstanding warrants is as follows:

	2001		2002		2003
	Common Shares Issuable Under Warrants	Weighted Average Exercise Price	Common Shares Issuable Under Warrants	Weighted Average Exercise Price	Common Shares Issuable Under Warrants	Weighted Average Exercise Price
Outstanding at beginning of period	15,894	$198.75	2,508	$247.05	19,472	$101.85
Issuance of warrants for services	(13,385)	189.75	17,212	82.50	—	—
Forfeitures	—	—	(248)	225.00	(2,007)	87.75

Outstanding at end of period	2,509	247.05	19,472	101.85	17,465	103.47

Warrants exercisable at year end	1,363	265.65	18,575	104.70	17,465	103.47

(7)    Leases

  (a)    Operating Leases

    The Company leases office space and equipment under noncancelable operating leases expiring on various dates through 2005. Rent expense for the years ended December 31, 2001, 2002, and 2003 was approximately $480,000, $445,000, and $385,745, respectively.

    Future minimum lease payments under operating leases for each of the years ending December 31 are as follows:

Operating leases
2004	$346,414
2005	317,546

  (b)    Capital Leases

    In 2003, the Company purchased equipment previously held under capital leases that had a cost of $4,646,381, accumulated depreciation of $4,508,906, and a net book value of $137,475. The Company paid the lessor $695,004, including taxes of $118,881 and fees of $8,303 to retire the leases. The Company capitalized the incremental costs of the transaction.

(8)    Income Taxes

  Components of the income tax provision applicable to federal and state income taxes are as follows:

	2001	2002	2003
Current benefit:
Federal	$—	$—	$—
State	—	—	—

Total current benefit	—	—	—

Deferred benefit:
Federal	9,541,000	3,878,000	1,064,000
State	1,295,000	509,000	265,000

Total deferred benefit	10,836,000	4,387,000	1,329,000

Total gross tax benefit	10,836,000	4,387,000	1,329,000
Valuation allowance	(10,836,000)	(4,387,000)	(1,329,000)

Net tax benefit	$—	$—	$—

  The difference between the statutory federal income tax rate and the Company's effective income tax rate is summarized as follows:

Federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) as a result of:
State income taxes, net of federal impact	3.1	3.1	3.0
Permanent items	(0.1)	(0.1)	—
Prior year provision to tax return adjustments	—	(0.7)	0.1
Affect of change in estimated state rates	—	—	(1.6)
True-up of prior year amounts and other	1.7	(1.7)	(19.5)
Valuation allowance	(39.7)	(35.6)	(17.0)

Effective income tax rate	—	—	—

  The components of the Company's net deferred tax assets (liabilities) at December 31, 2002 and 2003 are as follows:

	2002	2003
Net operating loss carryforwards	$37,075,000	$38,097,000
Accounts receivable, due to allowance for doubtful accounts for financial statement purposes only	4,000	3,000
Equipment, due to differences in depreciation and amortization	664,000	889,000
Other expenses accrued for financial statement purposes	48,000	102,000
Stock option compensation, deducted upon grant for financial statement purposes	213,000	203,000
Accrued compensation payable, due to accrual for financial statement purposes only	99,000	112,000
Other, net	(17,000)	9,000

Gross deferred tax asset	38,086,000	39,415,000
Valuation allowance	(38,086,000)	(39,415,000)

Net deferred tax asset	$—	$—

  As of December 31, 2003, the Company had a net operating loss carryforward for income tax purposes of approximately $100 million, which will expire through 2023. This net operating loss carryforward may be limited as to utilization by Section 382 of the Internal Revenue Code. Due to this limitation and the uncertainty regarding the ultimate utilization of the net operating loss carryforward, no tax benefit for losses has been recorded by the Company and a valuation allowance has been recorded for the entire amount of the Company's deferred tax asset.

  A summary of the change in the valuation allowance is as follows:

For the Year Ended December 31,	Beginning Balance	Additions	Ending Balance
2001	$22,863,000	$10,836,000	$33,699,000
2002	33,699,000	4,387,000	38,086,000
2003	38,086,000	1,329,000	39,415,000

(9)    Employee Benefit Plan

  The Company has adopted a 401(k) salary deferral plan whereby employees are eligible for participation following the attainment of age 21 and within one month of the date of hire. Employees may contribute up to 17% of their salary subject to Internal Revenue Code limitations, and such contributions are 100% vested when contributed.

  Employer contributions may be made at the discretion of the Company's board and are 100% vested when contributed. The Company did not make any contributions in 2001, 2002, or 2003.

(10)  Significant Customers

  Revenue derived from significant customers was as follows for the years ended December 31, 2001, 2002 and 2003 and for the periods ended March 31, 2003 and 2004:

	Years Ended December 31,			Three-Month Periods Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Customer A	61%	53%	71%	68%	84%
Customer B	23%	21%	4%	11%	7%
Customer C	0%	0%	17%	2%	7%
Customer D	0%	18%	4%	16%	0%

        Domestic revenue was $5,385,731, $900,955 and $1,981,006 for the years ended 2001, 2002 and 2003, respectively. Revenue attributed to foreign companies was $13,738,446, $13,011,886 and $24,698,068 for the years ended 2001, 2002 and 2003, respectively. Of the revenue attributed to foreign companies, approximately 81%, 79% and 77% for the years ended 2001, 2002 and 2003, respectively, were attributed to Japan. Revenues are attributed to foreign companies based on the country to which the invoice is sent.

(11)  Contingencies

  A significant portion of the Company's contract revenue may be subject to subsequent audit and price adjustments by the United States Government. Based on historical experience, management believes amounts refundable, if any, resulting from such audits will not have a material effect on the financial statements.

(12)  Subsequent Events

  On May 10, 2004, all shares of the Series B, Series E-B, Series D, Series E-D, Series F, and Series G Stock converted into common stock. Series B and Series E-B Stock converted at a rate of 0.94 shares of common stock for each share of preferred stock. Series D and Series E-D Stock converted at a rate of 1.2 shares of common stock for each share of Preferred Stock. The Series F Stock converted at a rate of 21 shares of common stock for each share of preferred stock. The Series G Stock converted at a rate of 298 shares of Common Stock for each share of preferred stock.

  On May 24, 2004, the Company issued subordinated convertible notes payable to various investors, resulting in proceeds of $3,500,000. The notes mature on February 20, 2008 and accrue interest at 10%. Accrued interest on the notes will not be paid until the HP Debt is paid in full, at which time, holders of the notes will be entitled to quarterly interest payments. The holders of $1,000,000 of the notes who are not holders of the Company's common stock may demand full payment of the notes with accrued interest at any time after the HP Debt is paid in full. The notes are convertible into shares of common stock at the price per share of common stock sold in a qualified public offering with gross proceeds of $20 million. The notes convert at the option of the holders commencing 90 days after the consummation of a qualified public offering and at the Company's option if the stock is trading at a 20% premium to the price per share of the common stock sold in this initial public offering and the shares of our common stock issued on conversion of the notes are freely tradable.

3,600,000 Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

Allen & Company LLC	SG Cowen & Co.
Needham & Company, Inc.
C.E. Unterberg, Towbin

                        , 2004

Until                        , 2004 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        Expenses in connection with the issuance and distribution of the shares of common stock being registered hereunder, other than underwriting commissions and expenses, are estimated below.

SEC registration fee	$7,286
NASD filing fee	6,250
Nasdaq National Market listing fee	100,000
Legal fees and expenses	450,000	*
Accounting fees and expenses	350,000	*
Blue sky qualification fees and expenses	7,500	*
Printing and engraving expenses	200,000	*
Transfer agent and registrar fees and expenses	20,000	*
Miscellaneous expenses	358,964	*

Total	$1,600,000

*
Estimated.

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Displaytech, Inc. ("Displaytech") may and, in some cases, must be indemnified by Displaytech against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Displaytech. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Displaytech, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses and, in a non-derivative action, to any criminal proceeding in which such person had no reasonable cause to believe his conduct was unlawful.

        Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with all of our directors and executive officers and have purchased directors' and officers' liability insurance.

        The Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, or otherwise.

Item 15. Recent Sales of Unregistered Securities

        Since January 1, 2001, we have issued and sold the following unregistered securities:

Option Grants and Option Exercises

        Since January 1, 2001, we have granted options to purchase 946,431 shares of our common stock to employees and officers under our 1998 Stock Incentive Plan at exercise prices ranging from $3.43 to $82.50 per share. During the same period, we issued and sold 17 shares of our common stock pursuant to option exercises at $1.10 per share. These option grants and sales were made in reliance on Rule 701 of the Securities Act of 1933, as amended.

        On April 16, 2004, we granted options to purchase 357,648 shares of our common stock to four of our officers with an exercise price per share of $3.43. These option grants were exempt from the registration requirements of the Securities Act by virtue of Regulation D promulgated thereunder and/or Section 4(2) in reliance on Rule 506 promulgated under the Securities Act.

Preferred Stock

        In July 2001, we issued an aggregate of 210,390 shares of our Series D preferred stock, convertible into 255,018 shares of our common stock, to certain existing accredited stockholders for an aggregate purchase price of $21,039,060. Thomas Weisel Partners LLC acted as placement agent for the Series D financing and received a warrant to purchase 16,000 shares of our common stock and a cash payment of $120,000 as consideration for its services.

        In connection with the closing of our Series D preferred stock financing, all of our stockholders holding Series C preferred stock agreed to exchange an aggregate of 100,000 shares of our Series C preferred stock together with $925,100 in accrued but unpaid dividends on our Series C preferred stock for an aggregate of 109,251 shares of our Series D preferred stock, convertible into 132,425 shares of our common stock.

        In February and April 2003, we issued an aggregate of 40,096 shares of our Series E-1 preferred stock, which was not convertible, to certain existing accredited stockholders for an aggregate purchase price of $4,009,583. In connection with our Series E-1 preferred stock financing, all investors purchasing our Series E-1 preferred stock and certain other existing stockholders exchanged an aggregate of 225,638 shares of Series B preferred stock for 225,638 shares of our Series E-B preferred stock, convertible into 211,569 shares of our common stock and an aggregate of 185,785 shares of our Series D preferred stock for 185,785 shares of our Series E-D preferred stock, convertible into 225,193 shares of our common stock.

        Our Series E-1 preferred stock accrued a 50% per annum dividend, which compounded monthly. On March 3, 2004, our board of directors declared and paid all accrued dividends on the outstanding Series E-1 preferred stock in additional shares of our Series E-1 preferred stock at a price per share of $100 in connection with the sale of our Series G preferred stock. 30,962 shares of our Series E-1 preferred stock were issued in connection with the payment of the dividend to the original purchasers of our Series E-1 preferred stock.

        In connection with our Series G preferred stock financing, in March 2004, all of our stockholders holding Series E-1 preferred stock agreed to exchange an aggregate of 78,828 shares of our Series E-1 preferred stock for an aggregate of 78,828 shares of our Series F preferred stock, convertible into 1,663,930 shares of our common stock.

        In March 2004, we issued 15,230 shares of our Series G preferred stock, convertible into 538,814 shares of our common stock, to certain existing accredited stockholders who held shares of our Series F preferred stock for an aggregate purchase price of $1,523,000.

        In connection with our Series G preferred stock financing, in March 2004, we offered the opportunity for existing accredited stockholders who did not participate in the 2003 Series E-1 financing to purchase shares of Series E-1 preferred stock, which were immediately exchanged for our Series F preferred stock, to be eligible to purchase shares of our Series G preferred stock. Certain existing accredited stockholders purchased 280 shares of our Series E-1 preferred stock, which were immediately exchanged for 280 shares of our Series F preferred (convertible into 5,910 shares of our common stock). All of the investors purchasing our Series E-1 preferred stock exchanged an aggregate of 63 shares of our Series B preferred stock for 63 shares of our Series E-B preferred stock (convertible into 59 shares of our common stock) and an aggregate of 1,000 shares of our Series D preferred stock for 1,000 shares of our Series E-D preferred stock (convertible into 1,212 shares of our common stock).

        Except as otherwise described above, there were no underwriters employed in connection with any of the sale and issuances of our preferred stock, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Regulation D promulgated thereunder and/or Section 4(2).

Warrants

        In December 2001, we issued warrants to purchase an aggregate of 1,875 shares of our Series D preferred stock, which were convertible into 2,274 shares of our common stock, at an exercise price of $82.50 per share of common stock to our former law firm as partial payment for legal services incurred in connection with our Series D preferred stock financing. One warrant to purchase 375 shares of our Series D preferred stock has terminated and the other warrant to purchase 1,500 shares of our Series D preferred stock is currently exercisable in whole or in part into 1,819 shares of our common stock and will terminate on the earlier of December 30, 2006 or the date of the closing of this offering if it has not been exercised.

        In February 2002, we issued a warrant to purchase 16,000 shares of our common stock at an exercise price of $82.50 per share to our placement agent for our Series D preferred stock financing. The warrant is currently exercisable in whole or in part and will terminate on the earlier of February 12, 2007 or the date of the closing of this offering if it has not been exercised.

        In June 2002, we issued a warrant to purchase 1,213 shares of our common stock at an exercise price of $82.50 per share to our landlord. The warrant is currently exercisable in whole or in part and will terminate on June 1, 2007.

        There were no underwriters employed in connection with any of the sale and issuances of the warrants and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Regulation D promulgated thereunder and/or Section 4(2).

Convertible Promissory Notes

        In June 2001 and July 2001, we sold convertible promissory notes in the aggregate principal amount of $5,000,000 to certain of our existing stockholders. In July 2001, the entire principal amount of the promissory notes together with $39,060 in accrued interest converted into shares of Series D preferred stock at a price of $100 per share.

        In December 2002 and January 2003, we sold convertible promissory notes in the aggregate principal amount of $1.2 million to certain of our existing stockholders. The entire principal amount of the promissory notes together with $9,583 of accrued interest converted into shares of Series E-1 preferred stock at a price of $100 per share.

        In February 2003, we issued a convertible promissory note in the aggregate principal amount of $10.0 million to Hewlett-Packard in exchange for a series of convertible promissory note issued under a note purchase agreement dated February 12, 1999.

        In December 2003, we sold convertible promissory notes in the aggregate principal amount of $1.5 million to certain of our existing stockholders. The entire principal amount of the promissory notes together with $16,000 of accrued interest converted into shares of Series G preferred stock at a price of $100 per share.

        In May 2004, we sold subordinated convertible promissory notes in the aggregate principal amount of $3.5 million to certain of our existing stockholders and other accredited investors.

        There were no underwriters employed in connection with any of the sale and issuances of convertible promissory notes, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Regulation D promulgated thereunder and/or Section 4(2).

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit No.	Description
1.1	Proposed form of Underwriting Agreement.
3.1**	Certificate of Incorporation of the Registrant.
3.2	Form of Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.
3.3**	Bylaws of the Registrant.
3.4	Form of Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.
4.1	Reference is made to Exhibits 3.1 through 3.4.
4.2	Specimen common stock certificate.
5.1	Opinion of Faegre & Benson LLP.
10.1	Form of Indemnity Agreement entered into between the Registrant and each of its directors and executive officers.
10.2†**	Note Purchase Agreement between the Registrant and the purchasers named therein, dated December 10, 2002.
10.3†**	Stock Purchase Agreement between the Registrant and the purchasers named therein, dated February 11, 2003, as amended.
10.4†**	Note Purchase Agreement between the Registrant and the purchasers named therein, dated December 31, 2003.
10.5**	Agreement of Tender, Exchange and Transmittal of Series E-1 Stock between the Registrant and the purchasers named therein, dated March 3, 2004.
10.6†**	Stock Purchase Agreement between the Registrant and the purchasers named therein, dated March 24, 2004.
10.7**	Agreements of Tender, Exchange and Transmittal of Series B, D and E-1 Stock between the Registrant and the purchasers named therein, dated March 24, 2004.

10.8	Amended and Restated Shareholders' Rights Agreement between the Registrant and the stockholders named therein, dated July 30, 2001, as amended.
10.9**	1988 Incentive Stock Option Plan, as amended (the "1988 Plan").
10.10**	Form of Incentive Stock Option granted under the 1988 Plan.
10.11**	Form of Nonstatutory Stock Option granted under the 1988 Plan.
10.12	1998 Stock Incentive Plan, as amended (the "1998 Plan").
10.13**	Form of Incentive Stock Option granted under the 1998 Plan prior to April 30, 2004.
10.14**	Form of Incentive Stock Option granted under the 1998 Plan effective April 30, 2004.
10.15**	Form of Nonstatutory Stock Option granted under the 1998 Plan.
10.16**	Lease Agreement between the Registrant and Pratt Land Limited Liability Company, dated July 30, 1996, as amended.
10.17†**	Note Purchase Agreement between the Registrant and Hewlett-Packard Company, dated February 12, 1999, as amended, and Amended and Restated Convertible Note issued by the Registrant thereunder, dated February 11, 2003.
10.18†**	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated April 4, 2003.
10.19**	Bill of Exchange Purchase Agreement between the Registrant and Silicon Valley Bank, dated April 30, 2002, as amended.
10.20†	Winding-Up of Alliance, Production and Marketing Framework Agreement between the Registrant and Agilent Technologies, Inc., dated November 15, 1999, as amended.
10.21†**	Agreement among the Registrant and Noel A. Clark and ST Lagerwall AB, dated June 28, 1996.
10.22†**	Manufacturing Agreement between the Registrant and Miyota Co., Ltd., dated December 10, 1998, as amended.
10.23†**	Exclusive Distributor Agreement between the Registrant and Nissho Electronics Corporation, dated April 1, 2004.
10.24†**	Subordinated Convertible Note Purchase Agreement between the Registrant and the Purchasers named therein, dated May 24, 2004.
10.25**	Employment Agreement between the Registrant and Lloyd M. Lewis, dated May 22, 2004.
21.1**	List of subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
23.2	Consent of Faegre & Benson LLP (included in Exhibit 5.1).
24.1**	Powers of Attorney granted by Richard D. Barton, Robert L. Burr, J. Kermit Birchfield, Jr., Richard Hokin, Bruce F. Spenner and Robert M. Zech (included on the signature page to the original filing of this Registration Statement).
24.2	Powers of Attorney granted by Daniel P. Hudspeth and William R. Lewis.

**
Previously filed.

†
Portions of these exhibits have been redacted pursuant to a request for confidential treatment.

(b)
Financial Statement Schedules

        No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions summarized in Item 14 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Longmont, State of Colorado, on July 23, 2004.

DISPLAYTECH, INC.
By	/s/ RICHARD D. BARTON Richard D. Barton President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on July 23, 2004 by the following persons in the capacities indicated.

Signature	Title

/s/ RICHARD D. BARTON Richard D. Barton	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ DANIEL R. HUDSPETH Daniel R. Hudspeth	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)
* Robert L. Burr	Chairman of the Board of Directors
* J. Kermit Birchfield, Jr.	Director
* Richard Hokin	Director
* William R. Lewis	Director
* Bruce F. Spenner	Director
* Robert M. Zech	Director
*By:	/s/ RICHARD D. BARTON Richard D. Barton Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Proposed form of Underwriting Agreement.
3.1**	Certificate of Incorporation of the Registrant.
3.2	Form of Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.
3.3**	Bylaws of the Registrant.
3.4	Form of Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.
4.1	Reference is made to Exhibits 3.1 through 3.4.
4.2	Specimen common stock certificate.
5.1	Opinion of Faegre & Benson LLP.
10.1	Form of Indemnity Agreement entered into between the Registrant and each of its directors and executive officers.
10.2†**	Note Purchase Agreement between the Registrant and the purchasers named therein, dated December 10, 2002.
10.3†**	Stock Purchase Agreement between the Registrant and the purchasers named therein, dated February 11, 2003, as amended.
10.4†**	Note Purchase Agreement between the Registrant and the purchasers named therein, dated December 31, 2003.
10.5**	Agreement of Tender, Exchange and Transmittal of Series E-1 Stock between the Registrant and the purchasers named therein, dated March 3, 2004.
10.6†**	Stock Purchase Agreement between the Registrant and the purchasers named therein, dated March 24, 2004.
10.7**	Agreements of Tender, Exchange and Transmittal of Series B, D and E-1 Stock between the Registrant and the purchasers named therein, dated March 24, 2004.
10.8	Amended and Restated Shareholders' Rights Agreement between the Registrant and the stockholders named therein, dated July 30, 2001, as amended.
10.9**	1988 Incentive Stock Option Plan, as amended (the "1988 Plan").
10.10**	Form of Incentive Stock Option granted under the 1988 Plan.
10.11**	Form of Nonstatutory Stock Option granted under the 1988 Plan.
10.12	1998 Stock Incentive Plan, as amended (the "1998 Plan").
10.13**	Form of Incentive Stock Option granted under the 1998 Plan prior to April 30, 2004.
10.14**	Form of Incentive Stock Option granted under the 1998 Plan effective April 30, 2004.
10.15**	Form of Nonstatutory Stock Option granted under the 1998 Plan.
10.16**	Lease Agreement between the Registrant and Pratt Land Limited Liability Company, dated July 30, 1996, as amended.
10.17†**	Note Purchase Agreement between the Registrant and Hewlett-Packard Company, dated February 12, 1999, as amended, and Amended and Restated Convertible Note issued by the Registrant thereunder, dated February 11, 2003.
10.18†**	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated April 4, 2003.
10.19**	Bill of Exchange Purchase Agreement between the Registrant and Silicon Valley Bank, dated April 30, 2002, as amended.

10.20†	Winding-Up of Alliance, Production and Marketing Framework Agreement between the Registrant and Agilent Technologies, Inc., dated November 15, 1999, as amended.
10.21†**	Agreement among the Registrant and Noel A. Clark and ST Lagerwall AB, dated June 28, 1996.
10.22†**	Manufacturing Agreement between the Registrant and Miyota Co., Ltd., dated December 10, 1998, as amended.
10.23†**	Exclusive Distributor Agreement between the Registrant and Nissho Electronics Corporation, dated April 1, 2004.
10.24†**	Subordinated Convertible Note Purchase Agreement between the Registrant and the Purchasers named therein, dated May 24, 2004.
10.25**	Employment Agreement between the Registrant and Lloyd M. Lewis, dated May 22, 2004.
21.1**	List of subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
23.2	Consent of Faegre & Benson LLP (included in Exhibit 5.1).
24.1**	Powers of Attorney granted by Richard D. Barton, Robert L. Burr, J. Kermit Birchfield, Jr., Richard Hokin, Bruce F. Spenner and Robert M. Zech (included on the signature page to the original filing of this Registration Statement).
24.2	Powers of Attorney granted by Daniel P. Hudspeth and William R. Lewis.

**
Previously filed.

†
Portions of these exhibits have been redacted pursuant to a request for confidential treatment.